Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Cytonics Corporation
658 W. Indiantown Road
Jupter, FL 33458
https://cytonics.com/

Up to $999,998.60 in Series C Preferred Stock at $2.30
Minimum Target Amount: $9,998.10

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Cytonics Corporation
Address: 658 W. Indiantown Road, Jupter, FL 33458
State of Incorporation: FL
Date Incorporated: July 19, 2006

Terms:

Equity

Offering Minimum: $9,998.10 | 4,347 shares of Series C Preferred Stock
Offering Maximum: $999,998.60 | 434,782 shares of Series C Preferred Stock
Type of Security Offered: Series C Preferred Stock
Purchase Price of Security Offered: $2.30
Minimum Investment Amount (per investor): $499.10

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Perks*

Loyalty Bonus | 100% Bonus Shares

As you are a previous investor, you are eligible for additional bonus shares.

Early Bird Perks

Early Bronze

Invest $2,000+ within the first 5 days and receive an additional 10% of your investment in bonus shares.

Early Silver

Invest $5,000+ within the first 5 days and receive an additional 15% of your investment in bonus shares.

Early Gold

Invest $10,000+ within the first 5 days and receive an additional 20% of your investment in bonus shares.

Volume-Based Perks

Bronze | $5,000+

Invest $5,000+ and receive 5% bonus shares.

Silver | $10,000+

Invest $10,000+ and receive 10% bonus shares + 1 hour call with Joey Bose, President, and CEO.

Gold | $25,000+

Invest $25,000+ and receive 15% bonus shares + all previous perks listed + conversation with Gaetano Scuderi, MD (Founder and board-certified orthopedic surgeon) regarding any musculoskeletal ailments you or a loved one are suffering from.

Diamond | $50,000+

Invest $50,000+ and receive 20% bonus shares + all previous perks listed.

Platinum | $100,000+

Invest $100,000+ and receive 25% bonus shares + all previous perks listed + free APIC treatment (our FDA-approved therapy for osteoarthritis).

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Cytonics will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series C Preferred Stock at $2.30 / share, you will receive 110 shares of Series C Preferred Stock, meaning you'll own 110 shares for $230. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Cytonics Corporation ("Cytonics" or the "Company") is a biopharmaceutical company developing novel therapies for osteoarthritis and other inflammatory diseases. Founded in 2006 by a board-certified orthopedic surgeon and prolific researcher, the company is on a mission to disrupt the regenerative medicine field with its proprietary and innovative biologic therapies for osteoarthritis.

If approved by the FDA, we believe Cytonics' novel treatment for osteoarthritis, CYT-108, will be the first and only therapy that targets the root cause of osteoarthritis. We believe CYT-108 actually reverses the effects of the disease by repairing cartilage damage and restoring joint health.

Cytonics Australia Pty Ltd is a fully owned subsidiary established specifically to manage the expenses associated with clinical trials. This strategic structuring facilitates the company's eligibility to claim a 43.5% Research and Development Tax Incentive (RDTI) offered by the Australian government. The Constitution of Cytonics Australia Pty Ltd outlines the governance framework that directs company management, ensuring compliance with the provisions of the Corporations Act.

Business Model

We are an early-stage biotechnology research and development company with an FDA-approved therapy in the market. This medical device, called the Autologous Protease Inhibitor Concentrate system ("APIC" for short), purifies out a therapeutic blood protein called A2M. When injected into the joint, A2M inhibits the destructive enzymes that chew up the protective cartilage, thereby promoting cartilage regeneration and encouraging joint restoration. Since 2015, APIC therapy has treated over 8,000 patients and serves as clinical proof that A2M is an effective treatment for osteoarthritis. Now, we are leveraging the power of A2M to create a "super A2M" - a genetically modified version of the naturally occurring blood protein that has enhanced efficacy and global commercial potential. Called "CYT-108," this lead drug candidate has been shown to be up to 4x more effective than the natural A2M in preclinical studies and is on the verge of a first-in-human Phase 1 clinical trial. We dedicate all of our resources to the development of CYT-108 and run a very lean operation (~70% of all investor dollars and revenue is spent on research and development).

Once we have clinical data in hand, we believe will be in an advantageous position to align with a strategic partner and/or license the development rights to a larger pharmaceutical company.

Cytonics Corporation was initially organized as Gamma Spine, Inc., a Florida corporation on July 19, 2006, and changed its name to Cytonics Corporation on April 20, 2007.

Competitors and Industry

Competitors

To our knowledge, large pharmaceutical companies have faced challenges in developing treatments like ours due to their traditionally narrower approaches to treating osteoarthritis (OA). Big Pharma has tried to imitate the successful discovery of a treatment for rheumatoid arthritis (RA) by looking for a single cause of OA. They failed to realize that the cause of OA is multi-faceted and cannot be distilled down to one root cause. Their attempts failed because they didn't see the bigger picture, which is that OA is much more complex and that a successful therapeutic would have to inhibit multiple targets instead of just one. Fortunately, our lab has proven that A2M is a broad-spectrum inhibitor of all proteins that could potentially cause OA.

Another factor may be that many large pharmaceutical companies have historically focused on developing small molecule drugs (think pills that come in a bottle) instead of biologic therapies (like our recombinant A2M). By establishing a biologic treatment, we believe we may qualify for potential fast-track status by the FDA, which could expedite the approval process for our recombinant A2M drug. Biologics have taken off in recent years, and we believe we are at the forefront of this innovation.

Industry

We have determined the size of the osteoarthritis (OA) market by looking at the current market for rheumatoid arthritis (RA) treatments. Historically, rheumatoid arthritis was treated by anti-inflammatories and painkillers much like osteoarthritis. These palliative measures were not adequate. Fortunately, researchers discovered that RA was caused by the overproduction of a single protein called TNF-alpha. One of the researchers won a Nobel Prize for this discovery. Not long after, drug companies developed a way to stop TNF-alpha via TNF-alpha Inhibitors. Three of the top ten selling drugs in the world are TNF-alpha Inhibitors, with over $30 billion worth of worldwide sales last year.

We know that the incidence of OA is six times that of RA. Six times the current sales of TNFalpha Inhibitors equate to an approximately $180 billion market for any therapy that can treat OA like our A2M product does.

It is also important to consider that, unlike rheumatoid arthritis, osteoarthritis can also result from injury to the joint. Our estimate of $180 billion is conservative and the actual number is likely much more significant.

Current Stage and Roadmap

Current Stage

The company's IP Portfolio includes twenty-four (24) issued US and international patents with five (5) patents pending.

We are currently developing "CYT-108," a novel biologic therapy for osteoarthritis. We also have an OA biomarker test ("FACT") and medical device treatment treatment ("APIC") in the market. Our licensing partner of the APIC device is currently pursuing FDA approval for a modified APIC device called the "APIC Mini" (a more cost-effective solution for smaller joints).

We have completed preclinical studies for our genetically modified A2M variant, "CYT-108," and are ready for our first-in-human Phase 1 clinical trial. Our Contract Manufacturing Organization, Goodwin Biotechnology, has purified our GMP-grade CYT-108 for human clinical studies.

APIC, our Autologous Protease Inhibitor Concentrate (APIC) therapy, is FDA-approved and has been used to treat over 8,000 patients to date. It works by concentrating the naturally occurring, therapeutic A2M protein found in the bloodstream and delivering this purified A2M into arthritic joints. We have licensed the manufacturing and distribution rights to two 3rd parties manufacturers in the human and veterinary markets. It is also being used to treat racehorses with success.

FACT Diagnostic, or the Fibronectin-Aggrecan Test ("FACT") is a diagnostic to measure the level of cartilage damage in arthritic joints. This diagnostic is sold alongside the APIC therapy.

Future Roadmap

Cytonics is on the cusp of a Phase 1 clinical trial for our novel biologic drug candidate, CYT-108, as a treatment for osteoarthritis of the knee. We have started the manufacturing process to produce a "GMP-grade" (Good Manufacturing Practices) drug product, which will be ready in early December 2023 to deliver to the clinical trial sites. We have selected an Australian CRO (Contract Manufacturing Organization) to manage the Phase 1 clinical trial, which will oversee two clinical trial sites in the country. We anticipate initiating this first-in-human study in early 1Q24. The trial will involve a dosing period of three months and a three-month follow-up, collecting safety and efficacy data along the six-month time course. We expect preliminary results to be ready by early 4Q24. This dataset will be used to attract the interest of strategic partners and potential acquirers. We expect to enter into a strategic partnership to fund the next valuation inflection, a Phase 2 clinical trial, which will determine the efficacy of CYT-108 as a treatment for OA of the knee in a large patient population (hundreds of subjects) that is sufficiently powered to obtain statistically significant results.

The Team

Officers and Directors

Name: Gaetano Scuderi

Gaetano Scuderi's current primary role is with Palm Beach Spine and Sport. Gaetano Scuderi currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder & Chairman of the Board (Full Time)

Dates of Service: July, 2006 - Present
Responsibilities: Dr. Scuderi is involved in shareholder relations, recruiting talent, providing expert medical advice, and designing clinical studies. Dr. Scuderi does not receive salary compensation for this role.

Other business experience in the past three years:

- Employer: Palm Beach Spine and Sport
  Title: Orthopaedic Surgeon
  Dates of Service: December, 2012 - Present
  Responsibilities: Board-certified orthopaedic surgeon

Name: Joey Bose

Joey Bose's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO & President
  Dates of Service: May, 2018 - Present
  Responsibilities: Mr. Bose is responsible for the day-to-day operations of the company, raising capital and managing all of the employees and service providers in pursuance of the Phase 1 clinical study for CYT-108. Mr. Bose currently receives salary compensation of $204K for this role with a $100K milestone bonus schedule and 434K Common Stock Options.

Name: Tracy Goeken

Tracy Goeken's current primary role is with Linical. Tracy Goeken currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director (Part Time)
  Dates of Service: November, 2020 - Present
  Responsibilities: The business of Cytonics is managed under the direction of the Board. The Board selects and provides advice and counsel to the Chief Executive Officer and generally oversees management. The Board reviews and discusses the strategic direction of the Company and monitors the Company's performance against goals the Board has established with management. Dr. Goeken's experience managing clinical trials gives Cytonics the expertise necessary to design and conduct Phase 1 and 2 studies. Tracy does not receive salary compensation for this role.

Other business experience in the past three years:

- Employer: Aventusoft
  Title: Medical Advisory Board Member
  Dates of Service: December, 2019 - Present
  Responsibilities: Provide medical advice and strategy to organization in an advisory capacity

Other business experience in the past three years:

- Employer: BioFlorida
  Title: Board of Directors
  Dates of Service: March, 2022 - Present
  Responsibilities: Provide strategic and operational oversight to BioFlorida

Other business experience in the past three years:

- Employer: Keiser University
  Title: Advisory Board Member, Biomedical Sciences
  Dates of Service: November, 2020 - December, 2021
  Responsibilities: Provide strategic and operational support to the Biomedical Sciences educational division.

Other business experience in the past three years:

- Employer: Linical
  Title: Chief Medical Officer
  Dates of Service: January, 2018 - Present
  Responsibilities: Builds and maintains an "organizational culture" of Quality within the organization. Provides strategic leadership and management to the organization that mirrors the adopted mission and core value of the company.

Name: Gordon Ramseier

Gordon Ramseier's current primary role is with BCI Life Science Advisors. Gordon Ramseier currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director (Part Time)
  Dates of Service: March, 2009 - Present
  Responsibilities: The business of Cytonics is managed under the direction of the Board. The Board selects and provides advice and counsel to the Chief Executive Officer and generally oversees management. The Board reviews and discusses the strategic direction of the Company and monitors the Company's performance against goals the Board has established with management. Mr. Ramseier's experience as a biotech consultant provides Cytonics with the experience necessary to identify licensing opportunities for its drug assets.

Other business experience in the past three years:

- Employer: BCI Life Science Advisors
  Title: President
  Dates of Service: January, 2019 - Present
  Responsibilities: Provide consulting services on a part-time basis

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a

buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products or services that are not available when customers need them can lead to lost sales or damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Series C Preferred Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The company's current IP Portfolio includes 24 issued US and international patents with 4 patents pending. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the

Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its

financial condition and operating results.

We may not have enough capital as needed and may be required to raise more capital
We anticipate needing access to credit in order to support our working capital requirements as we grow. The current market environment may make it difficult for us to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action that could adversely affect your investment. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales or revenue-generating activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Some of the Company's products are ready for commercial sales, but there is no certainty that these products will be successfully marketed
The Company's ability to develop and commercialize products based on their proprietary technology will depend on their ability to develop products internally and may depend upon key outside partnerships that may not materialize on a timely basis or at all. There is no certainty that products employing their technology will be successfully marketed or licensed. The products and technologies may prove to be unworkable or economically unfeasible. Many medical and pharmaceutical products require long development and testing periods and large capital investments with no certainty that the product will be successfully marketed.

The Company will be dependent upon third party suppliers and manufacturers
Because of the Company's limited resources, they will be dependent upon other companies to conduct research, supply key components and to manufacture our products. The Company's ability to develop and maintain relationships with these suppliers, as well as their ability to develop additional sources for key components and manufacturing capabilities, may be important for long-term success. The Company cannot assure you that they will be able to establish or maintain relationships with third party suppliers and manufacturers that may be necessary for the execution of their business plan.

The Company may not be able to obtain the regulatory approvals necessary to market our products
Further, if the Company fails to comply with the extensive governmental regulations that affect their business, they could be subject to penalties and could be precluded from marketing their products.

The Company may not be able to obtain the regulatory approvals necessary to market our products
Further, if the Company fails to comply with the extensive governmental regulations that affect their business, they could be subject to penalties and could be precluded from marketing their products. The Company's research and development activities and the manufacturing, labeling, distribution and marketing of products will be subject to regulation by numerous governmental agencies, including but not limited to the FDA, the State of Florida, HHS, and CMS. The United States Food and Drug Administration ("FDA") imposes mandatory procedures and standards for the conduct of clinical trials and the production and marketing of products for diagnostic and human therapeutic use. The Company's products are subject to approvals or clearances prior to marketing for commercial use. The process of obtaining necessary approvals or clearances can take years and is expensive and full of uncertainties. The inability to obtain required regulatory approvals on a timely or acceptable basis could have a material adverse effect upon the business, prospects, financial condition and results of operations. Further, approvals or clearances may place substantial restrictions on the indications for which the Company's products may be marketed or the persons to whom they may be marketed. To gain approval for the use of a product for clinical indications other than those for which the product was initially approved or cleared or for significant changes to the product, further studies, including clinical trials and approvals, may be required. The Company believes that the most significant risk relates to the regulatory classification of certain of our products. In the filing of each application, the Company makes a legal judgment about the appropriate form and content of the application. If the regulator disagrees with their judgment in any particular case and, for example, requires them to file a pre-market approval application rather than allowing them to market for approved uses while we seek broader approvals, or requires extensive additional clinical data, the time and expense required to obtain the required approval might be significantly increased or the approval might not be granted. Approved products will be subject to continuing regulatory requirements relating to quality control and quality assurance, maintenance of records, reporting of adverse events, documentation, and labeling and promotion of medical devices. The regulatory authorities require that the products be manufactured according to rigorous standards. These regulatory requirements may significantly increase the production or purchasing costs above currently expected levels and may even prevent the Company from making their products in quantities sufficient to meet market demand. If the Company changes the approved manufacturing process, regulators may require a new approval before that process may be used. Failure to develop manufacturing capability may mean that even if they develop promising new products, they may not be able to produce them profitably, as a result of delays and additional capital investment costs. Manufacturing facilities are also subject to inspections by or under the authority of the relevant regulator. In addition, failure to comply with applicable regulatory requirements could subject the Company to enforcement action, including product seizures, recalls, withdrawal of clearances or approvals, restrictions on or injunctions against marketing the product or products based on the technology, and civil and criminal penalties.

A majority of the Company is owned by a small number of owners
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 25.2% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Florida law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its Series C Preferred Stock.

The development and commercialization of the Company's products and services are highly competitive
It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The Biopharmaceutical market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical, and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

Some of our products are in the developmental stage and may require more testing.
Our technologies are based on extensive testing, but there are still important questions and additional testing and development that will need to occur prior to making our products available for broad sale to the medical community. The company may need to initiate expensive clinical studies to further support the use and market acceptance of our products. We have had limited technical input or evaluations with respect to our products from other physicians or medical professionals, and therefore have received limited validation of the potential efficacy of our products or their viability in the market from persons outside of our Company. Our limited resources in supporting our products could have a material adverse effect upon our business.

Some of our products are ready for commercial sales, but there is no certainty that these products will be successfully marketed.
Our ability to develop and commercialize products based on our proprietary technology will depend on our ability to develop products internally and may depend upon key outside partnerships that may not materialize on a timely basis or at all. There is no certainty that products employing our technology will be successfully marketed or licensed. Our products and technologies may prove to be unworkable or economically unfeasible. Many medical and pharmaceutical products require long development and testing periods and large capital investments with no certainty that the product will be successfully marketed.

We have a relatively limited operating history and thus are subject to the risks of business development. We are a development stage company and have sold limited products to date.
The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future. We have sold a very limited quantity of products to date. The majority of our revenue to date has been from receipt of a $1,607,376 federal grant, a $5,000,000 licensing fee, and $75,000 in quarterly royalties collected since October 2015. We are subject to business risks that are typical of development stage companies, and "start-up" and "lead-time" factors are expected to affect the timing of our receipt of revenues. As a start-up entity, we are subject to many of the risks common to such enterprises, including inability to implement our business plan, under-capitalization, cash shortages, and limitations with respect to personnel, financing and other resources, as well as

uncertainty of our ability to generate revenues. We cannot assure you that our activities will be successful or result in any revenues or profit for us, and the likelihood of our success must be considered in light of the stage of our development. Our success or failure will depend in large part upon decisions made by our management and the marketplace conditions, in addition to many factors beyond our control. Until we generate significant revenues, we will experience negative cash flows and financial losses. If we are unsuccessful, you may lose your entire investment. There can be no assurance that Cytonics' efforts will result in successful commercialization or further development of Cytonics' operations, that Cytonics' marketing efforts will be successful, or that Cytonics will ever achieve significant (or any) revenue. If Cytonics fails to achieve its goals outlined, Cytonics may run out of money to run its operation and as such, Cytonics would need to raise additional working capital. Failure to do so could result with investors losing part or all of their money invested.

We have a history of operating losses and our auditors have indicated that there is a substantial doubt about our ability to continue as a going concern.
To date, we have not been profitable and have incurred significant losses and cash flow deficits. For the fiscal years ended December 31, 2018 and 2019, we reported net losses of $564,490 and $976,922, respectively, and negative cash flow from operating activities of $415,482 and $661,440, respectively. As of December 31, 2019, we had an aggregate accumulated deficit of $16,367,468. We anticipate that we will continue to report losses and negative cash flow. As a result of these net losses and cash flow deficits and other factors, our independent auditors issued an audit opinion with respect to our financial statements for the two years ended December 31, 2019 that indicated that there is a substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty. These adjustments would likely include substantial impairment of the carrying amount of our assets and potential contingent liabilities that may arise if we are unable to fulfill various operational commitments. In addition, the value of our securities, including common stock issued in this offering, would be greatly impaired. Our ability to continue as a going concern is dependent upon generating sufficient cash flow from operations and obtaining additional capital and financing, including funds to be raised in this offering. If our ability to generate cash flow from operations is delayed or reduced and we are unable to raise additional funding from other sources, we may be unable to continue in business even if this offering is successful. For further discussion about our ability to continue as a going concern and our plan for future liquidity, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Ability to Continue as a Going Concern."

We expect to experience losses in the future and may not become profitable.
Pursuant to our business strategy, we expect to continue to make expenditures on research, clinical trials, and regulatory approvals, which will adversely affect operating results until revenues from sales of our products reach a level at which these costs are supported. Our recent operations have been financed and are expected to continue to be financed primarily through sales by us of our equity and through debt. We anticipate, based on our current proposed plans and assumptions relating to operations, that the net proceeds from the sale of the Shares offered hereby will be sufficient to satisfy our contemplated cash requirements for approximately 12 months from the date of this Offering. Since the formation of our Company, we have generated limited revenues, with the exception of the federal grant income, income from the sale of an exclusive license to our diagnostic products, and quarterly royalties. We may experience quarterly and annual losses, and expect to do so at least through the end of the 2020 calendar year. We may never become profitable. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. We will need to generate significant revenues to achieve and maintain profitability.

We will need additional capital to fund our operations, which, if obtained, could result in substantial dilution or significant debt service obligations. Our inability to procure additional financing, if required, may have a material adverse effect on us. We may not be able to obtain additional capital on commercially reasonable terms, which could adversely affect our liquidity and financial position.
We require additional equity and/or debt financing to continue our operations. We estimate that the gross proceeds of this Offering to be at most $19,000,000. We assume that this will be sufficient to support our current 12-month operating plan. However, if we raise less than the Minimum Offering Amount, or if unforeseen developments occur, we may require additional financing in the future, and may not be able to secure any additional financing we may need on terms favorable to us, or at all. These conditions raise substantial doubt about our ability to continue as a going concern for at least one year from the date of this filing. Even if we are able to create additional revenues, we will need to raise additional capital. Although we believe that we have access to capital resources, there are no commitments in place for new financing as of the date of this document and there can be no assurance that we will be able to obtain funds on commercially acceptable terms, if at all. We expect to have ongoing needs for working capital in order to fund operations and to continue to expand our operations. To that end, we may be required to raise additional funds through equity or debt financing. In order to continue operating, we may need to obtain additional financing, either through borrowings, private offerings, public offerings, or some type of business combination, such as a merger, or buyout, and there can be no assurance that we will be successful in such pursuits. We may be unable to acquire the additional funding necessary to continue operating. However, there can be no assurance that we will be successful in securing additional capital. If we are unsuccessful, we may need to (a) initiate cost reductions; (b) forego business development opportunities; (c) seek extensions of time to fund liabilities, or (d) seek protection from creditors. Our inability to obtain any additional financing could have a material adverse effect upon us. In addition, if we are unable to generate adequate cash from operations, and if we are unable to find sources of funding, it may be necessary for us to sell one or more lines of business or all or a portion of our assets, enter into a business combination, or reduce or eliminate operations. These possibilities, to the extent available, may be on terms that result in significant

dilution to our investors or that result in our investors losing all of their investment in our Company. If we are able to raise additional capital, we do not know what the terms of any such capital raising would be. In addition, any future sale of our equity securities could be at prices substantially below prices at which our shares are currently valued. To the extent we require additional financing and cannot raise it, we may have to limit our then-current operations, curtail all or certain portions of our business objectives and plans or terminate our operations. We may seek to increase our cash reserves through the sale of additional equity or debt securities. The sale of convertible debt securities or additional equity securities could result in additional and potentially substantial dilution to our investors. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations and liquidity In addition, our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. Any failure to raise additional funds on favorable terms could have a material adverse effect on our liquidity and financial condition.

Some of our products are ready for commercial sales, but there is no certainty that these products will be successfully marketed.
Our ability to develop and commercialize products based on our proprietary technology will depend on our ability to develop products internally and may depend upon key outside partnerships that may not materialize on a timely basis or at all. There is no certainty that products employing our technology will be successfully marketed or licensed. Our products and technologies may prove to be unworkable or economically unfeasible. Many medical and pharmaceutical products require long development and testing periods and large capital investments with no certainty that the product will be successfully marketed.

Some of our products are in the developmental stage and may require more testing.
Our technologies are based on extensive testing, but there are still important questions and additional testing and development that will need to occur prior to making our products available for broad sale to the medical community. The company may need to initiate expensive clinical studies to further support the use and market acceptance of our products. We have had limited technical input or evaluations with respect to our products from other physicians or medical professionals, and therefore have received limited validation of the potential efficacy of our products or their viability in the market from persons outside of our Company. Our limited resources in supporting our products could have a material adverse effect upon our business.

We may have a limited number of products.
We may not be able to afford to develop additional products. If the production or sales of any of our limited number of products do not meet our expectations, our dependence upon small numbers of products and our inability to quickly develop new products could have a material adverse effect upon our business, prospects, financial condition and results of operations.

The failure of our products to gain market acceptance would have an adverse effect upon our ability to generate revenues and attain profitability.
A significant challenge for us will be gaining market acceptance of our products. The participation and interest of practicing surgeons and other physicians will be critical. It may require significant time, effort and expense to attract sufficient numbers of physicians for our products to gain widespread acceptance. We cannot assure you that a sufficient number of physicians will invest the time required to gain familiarity with and be trained in the use of our products, or that, once trained, they will be committed to continued usage. Similarly, other medical procedures and products can also treat certain of the medical indications that we believe can be treated by our products. The medical community widely accepts many alternative treatments, and certain of these other treatments have a long history of prior use. We cannot be certain that our products will gain acceptance over established treatments or that either physicians or the medical community in general will accept and use our products. Market acceptance of our products depends on many factors, including our ability to convince prospective customers that our technology is an attractive alternative to other technologies, to manufacture products in sufficient quantities and at an acceptable cost, and to supply and service sufficient quantities of our products directly or through our strategic alliances. The industry is subject to rapid and continuous change arising from, among other things, consolidation and technological improvements. One or more of these factors may vary unpredictably, which could have a material adverse effect upon our business, prospects, financial condition and results of operations.

We will be dependent upon third party suppliers and manufacturers.
Because of our limited resources, we will be dependent upon other companies to conduct research, supply key components and to manufacture our products. Our ability to develop and maintain relationships with these suppliers, as well as our ability to develop additional sources for key components and manufacturing capabilities, may be important for our long-term success. We cannot assure you that we will be able to establish or maintain relationships with third party suppliers and manufacturers that may be necessary for the execution of our business plan.

Our potential inability to contract with qualified distributors to represent us and promote our products could have a negative effect on our business and financial performance.
We will rely heavily on distributors to sell our products and to market our products to physicians. Our potential inability to establish distributor relationships could have a material adverse effect upon our business, prospects, financial condition and results of operations. If we are unable to establish relationships with qualified distributors, we will be unable to

effectively compete for sales of our products in the medical industry.

Reimbursement levels allowed by private and government insurance entities will affect the market acceptance of our products and our potential revenue.
If we are unable to convince patients to pay cash or the health insurance entities to reimburse us for our products, it will very likely have a negative effect on our ability to generate significant revenues. 17 Physicians and hospitals are each responsible for the costs associated with surgical procedures. In order for both parties to receive payment for performing these surgical services they each must seek reimbursement from the patient and the patient's health care provider. The level of compensation is determined by reimbursement codes that are used to define each step of a surgical operation. Each code is defined by a detailed procedural description and associated level of monetary value. These industry standard codes are accepted throughout the healthcare industry and ultimately contribute to the success or failure of a new product introduction. Physicians use codes, referred to as Current Procedural Terminology (CPT) codes, which are recognized by health care providers. Physicians define or code each step of an operative procedure by using a different code. These codes vary by procedure and often are subjective to the physician's specific definition of his procedure. These codes can be referenced from various sources such as the "Common Coding Scenarios for Comprehensive Spine Care," which is published annually by the American Medical Association. This code notation is submitted to the insurer and notifies the health care provider of what service or procedure was provided. A pre-established fee for that code number is then reimbursed to the operating physician. The code reimbursement value will vary based on the patient's insurance carrier as each carrier maintains different levels for reimbursement. Not only does the surgeon submit for reimbursement for his surgery, but the hospital also provides a service requiring a separate code submission for reimbursement. Diagnosis-Related Group ("DRG") codes are codes responsible for hospital reimbursement under the Medicare Prospective Payment System. New DRG codes are continuously being created to more clearly address different procedures necessary in the medical industry. Reimbursement for spine and orthopedic procedures will continue to change as the national healthcare system places pressure on the industry to lower costs. More specifically, manufacturers will continue to be under pressure to offer competitive pricing as health care providers look for alternatives to decrease costs.

Our products are not currently covered by any specific Current Procedural Terminology ("CPT") code, and we do not expect that there will be any CPT code approved for reimbursement of our products any time in the near future.
The CPT code set is maintained by the American Medical Association through the CPT Editorial Panel. CPT codes are used to describe medical, surgical, and diagnostic services and are designed to communicate uniform information about medical services and procedures among physicians, coders, patients, accreditation organizations, and payers (including the Centers for Medicare and Medicaid Services and insurers) for administrative, financial (including reimbursement), and analytical purposes. Our products are not currently covered by any specific CPT code, and we do not expect that there will be any CPT code approved for reimbursement of our products any time in the near future. Until such time that a CPT code is approved that covers one or more of our products, patients would be required to pay for our products out of pocket. The process of obtaining a new CPT code to cover a product can take years and is expensive and full of uncertainties. Our inability to obtain a CPT code for our products on a timely or acceptable basis could have a material adverse effect upon our business, prospects, financial condition and results of operations. Further, approval of a CPT code for our products may place substantial restrictions on the indications for which our products may be used or the persons with whom they may be used. To gain reimbursement for the use of a product for clinical indications other than those for which the product was initially approved or cleared or for significant changes to the product, further studies, including clinical trials and approvals, may be required.

Our operations will be subject to extensive government regulation.
Medical products, devices and therapies are subject to extensive government regulation and review. These regulations are constantly changing. While we believe that our proposed operations will be conducted in material compliance with applicable laws, we have not received or applied for a legal opinion from counsel or from any federal or state judicial or regulatory authority to this effect, and many aspects of our business operations have not been the subject of state or federal regulatory interpretation. Interpretation and enforcement of existing federal and state laws regulating health care, and future laws regulating health care, could have a material adverse effect upon our business, prospects, financial condition and results of operations. Our founder and Chairman of our Board of Directors, Gaetano Scuderi, M.D., is a physician. He owns a significant percentage of our issued and outstanding shares. A number of our other investors are physicians. All of our investor physicians may have a conflict of interest in working in the best interests of patients while recommending our products to those patients, because they may receive a financial benefit from sales of our products as a result of their ownership interest in our Company. Physician Self-Referral Laws. The federal self-referral law (known as the "Stark Law") imposes restrictions on physicians' referrals for certain designated health services reimbursable by Medicare or Medicaid to entities with which any such physician (or an immediate family member) has a financial relationship, whether through an ownership, debt or compensation arrangement, and it prohibits an entity from billing Medicare or Medicaid, or any other federally funded health benefit program, for services rendered pursuant to a prohibited referral. Violations can result in denial and recoupment of payments for services, imposition of substantial civil or monetary penalties and exclusion from Medicare and Medicaid. In addition, several states have adopted self-referral laws, some of which are not limited to Medicare or Medicaid reimbursed services or to certain designated health services. Violation of any such laws may result in the imposition of penalties on the physicians pursuant to applicable regulations, including fines and suspension or revocation of the physician's license. Investors should make their own determination as to the risk of violation of the Stark Law. Any sanctions imposed upon us could have a material adverse effect upon our business, prospects, financial condition

and results of operations. 18 Fraud and Abuse. The anti-kickback provisions of the Social Security Act prohibit the solicitation, payment, receipt or offering of any direct or indirect remuneration in return for, or as an inducement for, referrals of patients for items or services reimbursable under Medicare, Medicaid or other federally funded health care benefit programs. Violation of these provisions, which are commonly known as the "Fraud and Abuse Law," can lead to the imposition of civil and criminal penalties upon all parties involved, including substantial civil monetary penalties and exclusion from Medicare, Medicaid and other federally funded health care benefit programs. The scope of prohibited conduct under the Fraud and Abuse Law is broad and it extends to economic arrangements involving hospitals, physicians and their business partners, including arrangements such as those contemplated by us. Applicable state regulations may also prohibit the payment of remuneration in return for referrals. Violation of these state regulations may result in the imposition of monetary penalties on physicians, and suspension or revocation of a physician's license. It is not certain that our operations will meet the requirements of a safe harbor under the Fraud and Abuse Law. We cannot assure you that our operations do not, or in the future will not, violate such law, and any sanctions imposed upon us could have a material adverse effect upon our business, prospects, financial condition and results of operations. Licensure and Corporate Practice of Medicine. State laws and regulations combine to regulate the provision of health care services by prohibiting business entities, such as us, from practicing medicine or otherwise providing health care services without a license and from exercising control over the medical judgments or decisions of physicians and licensed entities. Violation of these requirements could result in civil and criminal sanctions against us. While we believe that our business as structured materially complies with these laws, we cannot assure you that the regulatory authorities or other parties will not assert that we are engaged in the corporate practice of medicine or the unlicensed provision of health care services, and if such an action were taken or such a determination were made, it could have a material adverse effect upon our business, prospects, financial condition and results of operations. Our founder and Chairman of our Board of Directors, Gaetano Scuderi, M.D., is a physician. He owns a significant percentage of our issued and outstanding shares. A number of our other investors are physicians. All of our investor physicians may have a conflict of interest in working in the best interests of patients while recommending our products to those patients, because they may receive a financial benefit from sales of our products as a result of their ownership interest in our Company. Physician Self-Referral Laws. The federal self-referral law (known as the "Stark Law") imposes restrictions on physicians' referrals for certain designated health services reimbursable by Medicare or Medicaid to entities with which any such physician (or an immediate family member) has a financial relationship, whether through an ownership, debt or compensation arrangement, and it prohibits an entity from billing Medicare or Medicaid, or any other federally funded health benefit program, for services rendered pursuant to a prohibited referral. Violations can result in denial and recoupment of payments for services, imposition of substantial civil or monetary penalties and exclusion from Medicare and Medicaid. In addition, several states have adopted self-referral laws, some of which are not limited to Medicare or Medicaid reimbursed services or to certain designated health services. Violation of any such laws may result in the imposition of penalties on the physicians pursuant to applicable regulations, including fines and suspension or revocation of the physician's license. Investors should make their own determination as to the risk of violation of the Stark Law. Any sanctions imposed upon us could have a material adverse effect upon our business, prospects, financial condition and results of operations.

We may not be able to obtain the regulatory approvals necessary to market our products. Further, if we fail to comply with the extensive governmental regulations that affect our business, we could be subject to penalties and could be precluded from marketing our products.
Our research and development activities and the manufacturing, labeling, distribution and marketing of our products will be subject to regulation by numerous governmental agencies, including but not limited to the FDA, the State of Florida, HHS, and CMS. The United States Food and Drug Administration ("FDA") imposes mandatory procedures and standards for the conduct of clinical trials and the production and marketing of products for diagnostic and human therapeutic use. Our products are subject to approvals or clearances prior to marketing for commercial use. The process of obtaining necessary approvals or clearances can take years and is expensive and full of uncertainties. Our inability to obtain required regulatory approvals on a timely or acceptable basis could have a material adverse effect upon our business, prospects, financial condition and results of operations. Further, approvals or clearances may place substantial restrictions on the indications for which our products may be marketed or the persons to whom they may be marketed. To gain approval for the use of a product for clinical indications other than those for which the product was initially approved or cleared or for significant changes to the product, further studies, including clinical trials and approvals, may be required. We believe that the most significant risk relates to the regulatory classification of certain of our products. In the filing of each application, we make a legal judgment about the appropriate form and content of the application. If the regulator disagrees with our judgment in any particular case and, for example, requires us to file a pre-market approval application rather than allowing us to market for approved uses while we seek broader approvals, or requires extensive additional clinical data, the time and expense required to obtain the required approval might be significantly increased or the approval might not be granted. Approved products will be subject to continuing regulatory requirements relating to quality control and quality assurance, maintenance of records, reporting of adverse events, documentation, and labeling and promotion of medical devices. The regulatory authorities require that our products be manufactured according to rigorous standards. These regulatory requirements may significantly increase our production or purchasing costs above currently expected levels and may even prevent us from making our products in quantities sufficient to meet market demand. If we change our approved manufacturing process, regulators may require a new approval before that process may be used. Failure to develop our manufacturing capability may mean that even if we develop promising new products, we may not be able to produce them profitably, as a result of delays and additional capital investment costs. Manufacturing facilities are also subject to inspections by or under the authority of the relevant regulator. In addition, failure to comply with applicable regulatory

requirements could subject us to enforcement action, including product seizures, recalls, withdrawal of clearances or approvals, restrictions on or injunctions against marketing our product or products based on our technology, and civil and criminal penalties.

The Affordable Care Act and other payment and policy changes may have a material adverse effect on us.
The Patient Protection and Affordable Care Act enacted on March 23, 2010, as amended by the Health Care and Education Reconciliation Act of 2010 enacted on March 30, 2010, or, together, the Affordable Care Act, imposes a 2.3% excise tax on the sale of any taxable human medical device after December 31, 2012, subject to certain exclusions, by the manufacturer, producer or importer of such devices. The total cost to the industry was expected to be approximately $20 billion over ten years. This significant tax burden on our industry could have a material negative impact on the results of our operations and our cash flows. A significant portion of our sales will be considered medical device sales under this new legislation. Therefore, our products will be subject to this excise tax. Further, the Affordable Care Act encourages hospitals and physicians to work collaboratively through shared savings programs, such as accountable care organizations, as well as other bundled payment initiatives, which may ultimately result in the reduction of medical device acquisitions and the consolidation of medical device suppliers used by hospitals. While passage of the Affordable Care Act may ultimately expand the pool of potential end-users of our products, the above-discussed changes could adversely affect the prices we are able to charge for our products or the amounts of reimbursement available for our products and could limit the acceptance and availability of our products. Each of these could have a material adverse effect on our financial position and the results of our operations. Further, with the increase in demand for healthcare services, we expect both a strain on the capacity of the healthcare system and more proposals by legislators, regulators and third-party payers to keep healthcare costs down. Certain proposals, if passed, could impose limitations on the prices we will be able to charge for our products, or the amounts of reimbursement available from governmental agencies or third-party payers. These limitations could have a material adverse effect on our financial position and results of operations. Federal healthcare reform continues to be a political issue, and it is unclear how federal elections may ultimately impact the effects of the Affordable Care Act. Various healthcare reform proposals have also emerged at the state level. We cannot predict what healthcare initiatives, if any, will be implemented at the federal or state level, or the effect any future legislation or regulation will have on us. However, an expansion in government's role in the United States healthcare industry may lower reimbursements for our products, reduce medical procedure volumes and adversely affect our business, possibly materially.

Changes in the health care industry may require us to reduce the selling prices for our products or result in a reduction in the size of the market for our products, which could have a negative effect on our financial performance.
Trends toward managed care, health care cost containment and other changes in government and private sector initiatives are placing increased emphasis on the delivery of more cost-effective medical therapies that could adversely affect the sale or the prices of our products. For example: 1. Major third-party payers of hospital services, including Medicare and Medicaid and private health care insurers, have substantially revised their payment methodologies, which has resulted in stricter standards for reimbursement of hospital charges for certain medical procedures; 2.Third-party payer cutbacks could create downward price pressure; 3. Numerous legislative changes have been passed and others are being considered that would result in major reforms in the U.S. health care system that could have an adverse effect on our business; 4. There has been a consolidation among health care facilities and purchasers of medical products in the United States and these entities, which prefer to limit the number of suppliers from which they purchase medical products, may decide not to purchase or to stop purchasing our products or demand discounts on our prices; 5. There are proposed and existing laws and regulations in many markets regulating pricing and profitability of companies in the health care industry; and 6. There have been initiatives by third-party payers to challenge the prices charged for medical products, which initiatives could affect our ability to sell products on a competitive basis. Both the pressure to reduce prices for our products in response to these trends and the decrease in the size of the market as a result of these trends could adversely affect our future levels of revenues and profitability of sales. In addition, there are laws and regulations that regulate the means by which companies in the health care industry may compete by discounting the prices of their products. Although we intend to exercise care in structuring our customer discount arrangements to comply with those laws and regulations, we cannot assure you that: Government officials charged with responsibility for enforcing those laws will not assert that our customer discount arrangements are in violation of those laws or regulations, or Government regulators or courts will interpret those laws or regulations in a manner consistent with our interpretation.

We may be subject to material liability or litigation expenses for claims associated with our products or related instruments.
Because of the nature of our business, we may become a defendant in medical malpractice, products liability or similar lawsuits, and may become subject to the attendant risk of substantial damage awards. Direct claims, suits or complaints could be asserted against us. While we expect to address these risks through comprehensive general liability insurance, we cannot assure you that such insurance will be available to us, affordable for us, or that any claim asserted against us will be covered by insurance, or will not exceed the coverage limits of applicable insurance. Further, we cannot assure you that we will be able to obtain any such insurance in the future, or that the insurance, if available, will not be too costly to obtain or maintain. A claim against us that is not defended by an insurance carrier, or a successful claim against or settlement by us in excess of our insurance coverage, or our inability to obtain or maintain insurance, could have a material adverse effect upon our business, prospects, financial condition and results of operations.

Our current and planned business is inherently expensive, risky and may not be understood by or accepted in the marketplace, which could adversely affect our future value.

The business currently conducted by the Company is financially speculative. To date, very few companies have been successful in their efforts to commercialize such a business. Furthermore, the number of people who may use our services is difficult to forecast with accuracy. Our future success is dependent on the establishment of the market for our services and our ability to capture a share of this market with the services and offerings we plan to develop. Due to the groundwork laid by the founders, our costs have been kept at a minimum. This allows us to become profitable quickly with a very minute amount of the potential market using our tools and resources.

Negative publicity could adversely affect our business and operating results.
Negative publicity about our industry or our Company, including the utility of our services and offerings, even if inaccurate, could adversely affect our reputation and the confidence in, and the use of, our marketplace, which could harm our business and operating results. Harm to our reputation can arise from many sources, including employee misconduct, misconduct by our partners, outsourced service providers or other counter-parties, failure by us or our partners to meet minimum standards of service and quality and compliance failures and claims.

We are susceptible to adverse economic conditions and our business may be adversely affected by changes in general economic conditions.
While we intend to finance our operations and growth of our business from funding and cash flow from operations, if adverse global economic conditions persist or worsen, we could experience a decrease in cash flow from operations attributable to reduced demand for our tools, resources and services and as a result, we may need to acquire additional financing for our continued operation and growth. There can be no assurance that alternative financing on acceptable terms would be available to Cytonics.   Our financial performance will be significantly affected by changes in national and local economic conditions, including: Changes in the price or availability of materials that we utilize in the manufacture of our products and instruments; Changes in purchasing or reimbursement policies by hospitals, hospital chains, insurance carriers or Medicare/Medicaid; Changes by insurance companies in reimbursement or coverage for our products; and Entry of lower cost alternatives to our products. Our business is highly dependent upon the volume of patients seeking treatment for back and joint pain conditions. In turn, the demand for our products is highly sensitive to the following factors: The development of alternative procedures or pharmaceutical treatments; Seasonal demand in our principal markets; Changes in market demand for the product; and An increase in the cost of malpractice insurance for surgeons who perform spine and joint diagnosis and treatment, which increases the cost of procedures and reduces the number of procedures performed. Because these factors can be volatile, our revenue levels can also be volatile. We expect to offer our products for sale throughout the United States. Adverse economic conditions in the United States could have a material adverse effect upon our business, prospects, financial condition and results of operations.

We may not effectively execute our strategy.
Our business strategy requires that we successfully and simultaneously complete many tasks. To be successful, we will need to: Raise sufficient capital to fund our financial requirements; Develop products that gain market acceptance and can be sold at competitive prices; Negotiate effective business relationships and licensing agreements with others in the pharmaceutical and medical device industry; Attract and retain qualified, professional employees; and Evolve our business to gain advantages in an increasingly competitive environment. We cannot assure you that we will be able to successfully execute any or all of the elements of our strategy. Our failure to successfully execute any one of the elements of our strategy may have a material adverse effect on our business and results of operations.

We may fail to implement our business plan.
Investors may lose their entire investment if we fail to implement our business plan. Our prospects must be considered in light of the risks, uncertainties, expenses, and difficulties frequently encountered by companies in their early stages of development. These risks include, without limitation, competition, the absence of ongoing revenue streams, inexperienced management and lack of brand recognition. We cannot guarantee that we will be successful in executing our business. If we fail to implement and create a base of operations for our proposed business, we may be forced to cease operations, in which case investors may lose their entire investment.

There may be unanticipated obstacles to execution of our business plan.
Our proposed plan of operation and prospects will depend largely upon our ability to successfully establish Cytonics' presence in a timely fashion, retain and continue to hire skilled management, technical, marketing, and other personnel, and attract and retain significant numbers of quality business partners and corporate clients. There can be no assurance that we will be able to successfully implement our business plan or develop or maintain future business relationships, or that unanticipated expenses, problems or technical difficulties which would result in material delays in implementation will not occur.

Competition with third parties in our contemplated industry is intense, which could reduce our profitability and our ability to pay dividends or raise additional funds.
We compete with many other entities seeking to undertake similar activities as we do. Furthermore, we expect that our most significant competitors will be fully integrated and more established companies. These companies are developing competing services and products and they have significantly greater capital resources and research and development, manufacturing, testing, regulatory compliance, and marketing capabilities. As a result, our competitors may develop more competitive or affordable products or services, or achieve earlier product and service commercialization than we are able to achieve. Competitive products and services may render any services, products or product candidates that we may acquire or

develop uneconomic or obsolete. There is no assurance that we will be able to grow or maintain our market share or customer base. In addition, we expect that the markets in which we will compete will continue to attract new competitors and new technologies. Increased competition in our markets could lead to price reductions, reduced profits, or loss of market share. The current global economic conditions could also result in increased price competition for our products and services and or provide an opportunity for our products and services to underprice the competition. To compete successfully, we need to maintain a successful research and development effort and continue to adapt our model and services based on the industry demand. If we fail to enhance our current products and develop new products in response to changes in technology and industry standards, or fail to bring product enhancements or new product developments to market quickly enough, or accurately predict future changes in our customers' needs and our competitors develop new technologies or products, our products could become less competitive or obsolete.

We operate in a rapidly changing marketplace.
The markets in which we compete are rapidly changing and highly competitive, and we may not be able to compete effectively.

Our industry is highly competitive.
The healthcare industry is highly competitive. We will be competing for market share against established drug and device companies and other medical technology companies that possess greater resources and experience than we do. We may also face competition from other early-stage companies that have alternative technological solutions, as well as universities, research institutions and other non-profit entities. Many of our competitors will have access to greater financial, technical, research and development, marketing, manufacturing, sales, distribution and other resources than we do. Our more established competitors also will have substantially greater experience in conducting clinical trials and obtaining regulatory approvals. Further, our competitors may be more effective at developing commercially viable products based upon their technologies. We may need to develop new applications for our products to become or remain competitive. Technological advances by one or more of our future competitors could render our present or future products obsolete or uneconomical. Further, the removal of regulatory barriers in the future may also result in new competitors entering our business. Our future success will depend upon our ability to compete effectively against current technology as well as to respond effectively to technological advances and regulatory changes. Competitive pressures could have a material adverse effect upon our business, prospects, financial condition and results of operations.

The volatile credit and capital markets could have a material adverse effect on our financial condition.
Our ability to manage our future debt will be dependent on our level of positive cash flow. An economic downturn may negatively impact our cash flows. Credit and capital markets can be volatile, which could make it more difficult for us to refinance our debt or to obtain additional debt or equity financings in the future. Such constraints could increase our costs of borrowing and could restrict our access to other potential sources of future liquidity. Our failure to have sufficient liquidity to make interest and other payments required by our debt could result in a default of such debt and acceleration of our borrowings, which would have a material adverse effect on our business and financial condition.

A prolonged economic downturn could materially affect us in the future.
The recent recession and prolonged economic downturn reduced consumer confidence to historic lows, impacting the public's ability and desire to spend discretionary dollars as a result of job losses, home foreclosures, significantly reduced home values, investment losses, bankruptcies and reduced access to credit, resulting in lower levels of customer traffic. If the economy experiences another significant decline, our business and results of operations could be materially adversely affected.

Information technology system failures or breaches of our network security could interrupt our operations and adversely affect our business.
We rely on our computer systems and network infrastructure across our operations. Our operations depend upon our ability to protect our computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses and other disruptive problems. Any damage or failure of our computer systems or network infrastructure that causes an interruption in our operations could have a material adverse effect on our business and subject us to litigation or to actions by regulatory authorities. We are continuing to develop our information technology capabilities, if we are unable to successfully upgrade or expand our technological capabilities, we may not have the ability to take advantage of market opportunities, manage our costs and transactional data effectively, satisfy customer requirements, execute our business plan or respond to competitive pressures.

We are exposed to the risk of natural disasters, unusual weather conditions, pandemic outbreaks, political events, war and terrorism that could disrupt business and result in lower sales, increased operating costs and capital expenditures.
Our headquarters and company-operated locations, as well as certain of our vendors and customers, are located in areas which have been and could be subject to natural disasters such as floods, hurricanes, tornadoes, fires or earthquakes. Adverse weather conditions or other extreme changes in the weather, including resulting electrical and technological failures, may disrupt our business and may adversely affect our ability to continue our operations. These events also could have indirect consequences such as increases in the costs of insurance if they result in significant loss of property or other insurable damage. Any of these factors, or any combination thereof, could adversely affect our operations.

Public health epidemics or outbreaks could adversely impact our business.
In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, including among others, our sales and marketing and clinical trial operations and could have an adverse impact on our business and our financial results.

Rapid growth may strain our resources.
We expect to experience significant and rapid growth in the scope and complexity of our business, which may place a significant strain on our senior management team and our financial and other resources. Such growth, if experienced, may expose us to greater costs and other risks associated with growth and expansion. We may be required to hire a broad range of additional employees, including other support personnel, among others, in order to successfully advance our operations. We may be unsuccessful in these efforts or we may be unable to project accurately the rate or timing of these increases.

Our ability to manage our growth effectively will require us to continue to improve our operations, to improve our financial and management information systems, and to train, motivate, and manage our future employees. This growth may place a strain on our management and operational resources. The failure to develop and implement effective systems, or to hire and retain sufficient personnel for the performance of all of the functions necessary to effectively service and manage our business, or the failure to manage growth effectively, could have a materially adverse effect on our business, financial condition, and results of operations. In addition, difficulties in effectively managing the budgeting, forecasting, and other process control issues presented by such a rapid expansion could harm our business, financial condition, and results of operations.

Our risk management efforts may not be effective which could result in unforeseen losses.
We could incur substantial losses and our business operations could be disrupted if we are unable to effectively identify, manage, monitor, and mitigate financial risks, such as credit risk, interest rate risk, prepayment risk, liquidity risk, and other market-related risks, as well as operational risks related to our business, assets and liabilities. Our risk management policies, procedures, and techniques, including our scoring methodology, may not be sufficient to identify all of the risks we are exposed to, mitigate the risks we have identified or identify additional risks to which we may become subject in the future. We plan to mitigate this risk by executing our business plan and creating cash flow in order to stem the need for debt acquisition to survive.

Our business is located in Florida and may be subject to interruptions caused by hurricanes and other natural disasters.
Our physical facilities and employees are all located in southeastern Florida and thus our business operations are more susceptible than businesses located in other parts of the country to interruptions caused by hurricanes and flooding. These natural disasters pose a risk of damage to our facilities and interruptions to our business, which could be prolonged, as a result of extended power outages, the unavailability of our employees during periods when they must attend to personal circumstances, and the inability of third parties to provide necessary services to us due to similar factors. Damage to our facilities and extended interruption of our business could result in lost revenues and other material adverse consequences for our business, which may not be adequately covered by insurance or for which insurance may not be available.

Compliance with Regulation A and reporting to the SEC could be costly, and our management will be required to devote substantial time to the compliance requirements of Regulation A.
Compliance with Regulation A could be costly and requires legal and accounting expertise. After qualifying this Form 1-A, we will be obligated to file an annual report on Form 1-K, a semiannual report on Form 1-SA, and current reports on Form 1-U. Our legal and financial staff may need to be increased in order to comply with Regulation A. Compliance with Regulation A will also require greater expenditures on outside counsel, outside auditors, and financial printers in order to remain in compliance. Failure to remain in compliance with Regulation A may subject us to sanctions, penalties, and reputational damage and would adversely affect our results of operations.

Investors may have to wait for a period of time from the date of their investment before obtaining the shares of Series C Preferred Stock purchased in this Offering.
If and when we consummate an Initial Closing, the offering will continue until a date which is the earliest of: (1) the date at which the Maximum Offering Amount has been sold, (2) the date which is one year from the date this Offering being qualified by the SEC or (3) the date at which the Offering is earlier terminated by the Company in its sole discretion. Additionally, in its discretion, the Company may elect to not hold another closing following the Initial Closing. Accordingly, any investors that invest in this offering after the Initial Closing may not receive shares of Series C Preferred Stock until such additional closing occurs, or not at all if there are no closings after the Initial Closing (in which case outstanding investment amounts will be returned, without deduction and generally without interest). During this period you will not have access to your investment, nor will you have shares of Series C Preferred Stock.

If we become a public reporting company in the future, we will be required to publicly report on an ongoing basis as an "emerging growth company" and will be subject to less rigorous public reporting requirements and cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Series C Preferred Stock less

attractive to investors.
If we become a public reporting company in the future, we will be required to publicly report on an ongoing basis as an "emerging growth company" (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an "emerging growth company", we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not "emerging growth companies", including but not limited to: not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act; taking advantage of extensions of time to comply with certain new or revised financial accounting standards; being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. If we become a public reporting company in the future, we expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our common stock held by non-affiliates exceeds $700 million, if we issue $1 billion or more in non-convertible debt during a three-year period, or if our annual gross revenues exceed $1 billion. We would cease to be an emerging growth company on the last day of the fiscal year following the date of the fifth anniversary of our first sale of common equity securities under an effective registration statement or a fiscal year in which we have $1 billion in gross revenues (note that the offering of Series C Preferred Stock pursuant to this Offering Circular will not result in the sale of securities under an effective registration statement). Finally, at any time we may choose to opt-out of the emerging growth company reporting requirements. If we choose to opt out, we will be unable to opt back in to being an emerging growth company. If we do not become a public reporting company under the Exchange Act for any reason, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for "emerging growth companies" under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer's fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer's fiscal year. In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not "emerging growth companies", and our stockholders could receive less information than they might expect to receive from more mature public companies. We cannot predict if investors will find our Series C Preferred Stock less attractive because we may rely on these exemptions. If some investors find our Series C Preferred Stock less attractive as a result, there may be a less active trading market for our Series C Preferred Stock and our stock price may be more volatile.

We depend on our executive officers, the loss of whom could materially harm our business.
We rely upon the accumulated knowledge, skills and experience of our executive officers and significant employees. If they were to leave us or become incapacitated, we might suffer in our planning and execution of business strategy and operations, impacting our brand and financial results. We also do not maintain any key man life insurance policies for any of our employees.

If we are unable to recruit additional executives and personnel, we may not be able to execute our forecasted business strategy and our growth may be hindered; limited time availability.
Our success largely depends on the performance of our management team and other key personnel and our ability to continue to recruit qualified senior executives and other key personnel. Competition for senior management personnel is intense and there can be no assurance that we will be able to retain our personnel or attract additional qualified personnel. The loss of a member of senior management may require the remaining executive officers to divert immediate and substantial attention to fulfilling his or her duties and to seeking a replacement. We may not be able to continue to attract or retain such personnel in the future. Any inability to fill vacancies in our senior executive positions on a timely basis could impair our ability to implement our business strategy, which would harm our business and results of operations.

We may not be able to retain key personnel or replace them if they leave.
Our future success depends partially on our ability to attract and retain highly qualified personnel. Competition for personnel is intense and we cannot assure you that we will be able to retain key employees or that we will be able to attract and retain additional qualified personnel in the future. Our inability to attract and retain necessary personnel could have a material adverse effect upon our business, prospects, financial condition and results of operations.

Members of our Board and our executive officers will have other business interests and obligations to other entities, and certain officers and directors may have conflicts of interest.
None of our directors or our executive officers will be required to manage the Company as their sole and exclusive function and they may have other business interests and may engage in other activities in addition to those relating to the Company, provided that such activities do not compete with the business of the Company or otherwise breach their agreements with the Company. We are dependent on our directors and executive officers to successfully operate our Company. Their other business interests and activities could divert time and attention from operating our business. Of course, the Cytonics opportunity is very good and we anticipate that those involved during our initial phases will provide these position holders the ability to turn to Cytonics full time. Individuals serving on our Board of Directors or as our officers actively participate in other business ventures and investment opportunities, including those that may compete with us. A conflict of interest is

likely to arise if a director or officer becomes affiliated with a business entity that is a competitor, customer, provider or supplier of, or otherwise does business with, our Company. Individuals with such conflicts are required to disclose any such conflicts to us pursuant to their fiduciary duty of loyalty to our Company as required by our corporate governance policies and Florida state law. However, we cannot be certain that our directors and officers will always make disclosures, and therefore we may not be able to determine if a conflict of interest exists.

Our intellectual property rights may not provide meaningful commercial protection for our products, which could enable third parties to use our technology or very similar technology and could reduce our ability to compete successfully.
Our ability to compete effectively will depend, in part, on our ability to maintain the proprietary nature of our technologies, which includes our ability to obtain, protect and enforce patents on our technology and to protect our trade secrets. While our technology is subject to patent applications that cover significant aspects of our product line, our patent applications may not provide us with any significant competitive advantage. Others may challenge our patent applications and, as a result, our proprietary rights could be narrowed, invalidated or rendered unenforceable. Competitors may develop products similar to ours that our patent applications do not cover. Our current and future patent applications may not result in the issuance of patents. Further, there is a substantial backlog of patent applications in many patent offices and the approval or rejection of patent applications may take several years.

We are dependent upon a limited number of PhD's and MD's for the continued development of our proprietary technology, and if one or more of them were to become unavailable to us, our ability to continue the development of our technology could be adversely affected.
Dr. Gaetano Scuderi, Dr. Lewis Hanna, Dr. Robert Bowser, Dr. Shawn Browning, and Dr. John David Laughlin are the named inventors of all or part of our patented technology, and we depend to a substantial degree upon some of them for continued development of our technology and applications of our technology to the spine and joint markets. We have the right of ownership in any future technologies or products that they may develop while working for the Company or as consultants. They have assigned their rights in our proprietary technology to the Company, and as employees and/or shareholders in our Company, continue to have an economic incentive to work with us on the development and commercialization of our technology. Nevertheless, we do not have any agreements with them that obligate them to continue providing services or other assistance to us, including in the continued development and commercialization of our products and our technology. If they were to cease providing assistance to us in these areas, our business could be adversely affected.

We have disclosed detailed information regarding our intellectual property to certain of our competitors.
We have disclosed some of our Product designs and other proprietary information to certain potential partners who may also compete with us in the future. Although these parties have executed non-disclosure agreements with respect to the proprietary information, there can be no assurances that they will maintain the confidentiality of our intellectual property rights or refrain from infringing on our intellectual property rights.

Our proprietary technology includes unpatented trade secrets, which we may not be able to protect.
Our proprietary technology includes unpatented trade secrets, the competitive advantage of which is substantially dependent upon our ability to maintain their continued secrecy. Trade secrets are difficult to protect. We cannot assure you that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets, that those trade secrets will not be disclosed, or that we can effectively protect our unpatented trade secrets. In an effort to protect our trade secrets, we have a policy of requiring our employees, consultants and advisors to execute proprietary information agreements upon commencement of employment or consulting relationships with us. We expect that these agreements will provide that all confidential information developed or made known to the individual during the course of his or her relationship with us must be kept confidential, except in specified circumstances. We cannot assure you, however, that these agreements will provide meaningful protection for our trade secrets or other proprietary information in the event of the unauthorized use or disclosure of confidential information.

Our success will depend partly on our ability to operate without infringing or misappropriating the proprietary rights of others.
We may be sued for infringing upon the intellectual property rights of others. In addition, we may find it necessary, if threatened, to initiate a lawsuit seeking a declaration from a court that we do not infringe upon the proprietary rights of others or that the other party's rights are invalid or unenforceable. If we do not prevail in any litigation, in addition to any damages we might have to pay, we would be required to stop the infringing activity or obtain a license. Any required license may not be available to us on acceptable terms, or at all. In addition, some licenses may be nonexclusive, and, therefore, our competitors may have access to the same technology licensed to us. If we fail to obtain a required license or are unable to design around a patent, we may be unable to sell some of our products, which could have a material adverse effect upon our business, prospects, financial condition and results of operations.

We may be involved in lawsuits to protect or enforce our intellectual property rights, which may be expensive.
In order to protect or enforce our intellectual property rights, we may have to initiate legal proceedings against third parties, such as patent infringement suits or interference proceedings. Intellectual property litigation is expensive, and, even if we prevail, the expense of that litigation could adversely affect our financial position. In addition, litigation is time consuming and could divert our management's time and attention from our business operations.

There has been no active public market for our Series C Preferred Stock prior to this Offering and we do not intend to apply

for a quotation of our Series C Preferred Stock (or our common stock) on OTC Markets or on any stock exchange and an active trading market may never following this Offering, which may adversely impact the market for shares of our Series C Preferred Stock and make it difficult to sell your shares.
Prior to this Offering, there was no, and there currently is not, an active market for our Series C Preferred Stock (or our common stock). We do not intend to apply for quotation of our Series C Preferred Stock or for our common stock on OTC Markets or on any stock exchange and a trading market for our Series C Preferred Stock (or our common stock) may never develop. You may not be able to sell your shares of Series C Preferred Stock at or above the initial offering price, or at all.

The Company's stock price may be volatile.
The price of the Company's Series C Preferred Stock is likely to be highly volatile and could fluctuate widely in price in response to various potential factors, many of which will be beyond the Company's control, including the following: goods or services by the Company or its competitors; additions or departures of key personnel; the Company's ability to execute its business plan; operating results that fall below expectations; loss of any strategic relationship; industry developments; economic and other external factors; and period-to-period fluctuations in the Company's financial results. In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of the Company's Series C Preferred Stock.

Sales of our Preferred Stock and Common Stock under Rule 144 could reduce the price of our stock.
There are currently 1,643,555 shares of the various series of our Preferred Stock and 2,638,180 shares of Common Stock, respectively, held by non-affiliates and 1,687,500 shares of Preferred Stock and 6,908,940 shares of Common stock, held by affiliates that Rule 144 of the Securities Act of 1933 defines as restricted securities that can only be resold if the conditions of Rule 144 are met. In general, persons holding restricted securities, including affiliates, must hold their shares for a period of at least six months, may not sell more than one percent of the total issued and outstanding shares in any 90-day period, and must resell the shares in an unsolicited brokerage transaction at the market price. However, Rule 144 will only be available for resale in the 90 days after the Company files its semi-annual reports on Form 1-SA and annual reports on Form 1-K, unless the Company voluntarily files interim quarterly reports on Form 1-U, which the Company has not yet decided to do. The availability for sale of substantial amounts of Preferred Stock and Common Stock under Rule 144 could reduce prevailing market prices for our securities.

This is a fixed price offering and the fixed offering price may not accurately represent the current value of us or our assets at any particular time. Therefore, the purchase price you pay for Offered Shares may not be supported by the value of our assets at the time of your purchase.
This is a fixed price offering, which means that the offering price for our Offered Shares is fixed and will not vary based on the underlying value of our assets at any time. Our board of directors, in consultation with our Placement Agent, has determined the offering price in its sole discretion. The fixed offering price for our Offered Shares has not been based on appraisals of any assets we own or may own, or of our Company as a whole, nor do we intend to obtain such appraisals. Therefore, the fixed offering price established for our Offered Shares may not be supported by the current value of our Company or our assets at any particular time.

The entire amount of your purchase price for your Offered Shares will not be available for investment in the Company.
A portion of the offering proceeds will be used to pay selling commissions of 8.75% of the offering proceeds to our Placement Agent, which it may re-allow and pay to participating broker-dealers, who sell Offered Shares. See "PLAN OF DISTRIBUTION." Thus, a portion of the gross amount of the offering proceeds will not be available for investment in the Company. See "USE OF PROCEEDS."

If investors successfully seek rescission, we would face severe financial demands that we may not be able to meet.
Our Offered Shares have not been registered under the Securities Act of 1933, or the Securities Act, and are being offered in reliance upon the exemption provided by Section 3(b) of the Securities Act and Regulation A promulgated thereunder. We represent that this Offering Circular does not contain any untrue statements of material fact or omit to state any material fact necessary to make the statements made, in light of all the circumstances under which they are made, not misleading. However, if this representation is inaccurate with respect to a material fact, if this offering fails to qualify for exemption from registration under the federal securities laws pursuant to Regulation A, or if we fail to register the Offered Shares or find an exemption under the securities laws of each state in which we offer the Offered Shares, each investor may have the right to rescind his, her or its purchase of the Offered Shares and to receive back from the Company his, her or its purchase price with interest. Such investors, however, may be unable to collect on any judgment, and the cost of obtaining such judgment may outweigh the benefits. If investors successfully seek rescission, we would face severe financial demands we may not be able to meet and it may adversely affect any non-rescinding investors.

The preparation of our financial statements involves the use of estimates, judgments and assumptions, and our financial statements may be materially affected if such estimates, judgments or assumptions prove to be inaccurate.
Financial statements prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") typically require the use of estimates, judgments and assumptions that affect the reported amounts. Often, different estimates, judgments and assumptions could reasonably be used that would have a material effect on such financial statements, and changes in these estimates, judgments and assumptions may occur from period to period over time. Significant areas of accounting requiring the application of management's judgment include, but are not limited to,

determining the fair value of assets and the timing and amount of cash flows from assets. These estimates, judgments and assumptions are inherently uncertain and, if our estimates were to prove to be wrong, we would face the risk that charges to income or other financial statement changes or adjustments would be required. Any such charges or changes could harm our business, including our financial condition and results of operations and the price of our securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of the accounting estimates, judgments and assumptions that we believe are the most critical to an understanding of our financial statements and our business.

We may not have the ability to pay our convertible promissory notes when due.
Our Company has issued convertible promissory notes totaling $1,390,511 which must be repaid by our Company within 3 years after their date of issuance (by May 17 and June 30, 2021). Our Company does not have sufficient capital to repay the notes as of the date of this report, and may not have sufficient capital to repay the notes when due. Our Company's inability to repay the notes when due would permit the noteholders to exercise their default remedies against our Company which could have a material adverse effect on our Company.

Future issuances of debt securities, which would rank senior to our Series C Preferred Stock upon our bankruptcy or liquidation, and future issuances of preferred stock, which would rank senior to our Series C Preferred Stock for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our Series C Preferred Stock.
In the future, we may attempt to increase our capital resources by offering debt securities. Upon bankruptcy or liquidation, holders of our debt securities, and lenders with respect to other borrowings we may make, would receive distributions of our available assets prior to any distributions being made to holders of our Series C Preferred Stock. Moreover, if we issue additional Preferred Stock, the holders of such preferred stock could be entitled to preferences over holders of Series C Preferred Stock in respect of the payment of dividends and the payment of liquidating distributions. Because our decision to issue debt or preferred securities in any future offering, or borrow money from lenders, will depend in part on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any such future offerings or borrowings. Holders of our Series C Preferred Stock must bear the risk that any future offerings we conduct or borrowings we make may adversely affect the level of return they may be able to achieve from an investment in our Series C Preferred Stock.

Purchasers in this Offering will experience immediate and substantial dilution in the book value of their investment.
The initial public offering price per share of Series C Preferred Stock will be substantially higher than the pro forma net tangible book value per share of our Common Stock. As a result, investors purchasing our Series C Preferred Stock in this Offering will experience immediate dilution of $1.32 per share if we sell the Maximum Offering Amount or $1.94 per share if we well the Minimum Offering Amount. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price for their common stock and various preferred shares, when they purchased same. In addition, if we issue additional equity securities, you will experience additional dilution.

Fiduciaries investing the assets of a trust or pension or profit sharing plan must carefully assess an investment in our Company to ensure compliance with ERISA.
In considering an investment in the Company of a portion of the assets of a trust or a pension or profit-sharing plan qualified under Section 401(a) of the Code and exempt from tax under Section 501(a), a fiduciary should consider (i) whether the investment satisfies the diversification requirements of Section 404 of ERISA; (ii) whether the investment is prudent, since the Offered Shares are not freely transferable and there may not be a market created in which the Offered Shares may be sold or otherwise disposed; and (iii) whether interests in the Company or the underlying assets owned by the Company constitute "Plan Assets" under ERISA. See "ERISA CONSIDERATIONS."

We may issue additional shares of preferred or common stock, which would dilute the value of your investment.
Our amended and restated articles of incorporation authorize us to issue up to 50,000,000 shares of common stock and 20,000,000 shares of preferred stock, of which the Board of Directors have designated 150,000 shares of Initial Preferred Stock (of which 150,000 shares are issued and outstanding and convertible into 360,000 shares of Common Stock), 1,500,000 shares of Series A Preferred Stock (of which 576,190 shares are issued and outstanding and convertible into 1,152,380 shares of Common Stock), 6,000,000 shares of Series B Preferred Stock (of which 2,574,865 are issued and outstanding and convertible into 5,149,730 shares of Common Stock), and 10,000,000 shares of Series C Preferred Stock (of which no shares are issued and outstanding). There are also $904,000 in convertible notes outstanding, of which $804,000 of such notes are convertible into 502,500 shares of common stock, at a rate of $1.60 per share, and $100,000 of such notes and interest thereon are convertible into 64,810 shares of Series C Preferred Stock at a rate of $1.80 per shares and the conversion of such Series C Preferred Stock into 64,810 shares of Common Stock at a rate of one share of Common Stock for one share of Series C Preferred Stock, and $535,229 in Crowd Notes outstanding and interest thereon which are convertible into 567,220 shares of Series C-1 Preferred Stock at a rate of $0.94 per share which are convertible into 567,220 of Common Stock at a rate of one share of Common Stock for one share of Series C-1 Preferred Stock (assuming we sell and issue all of the Offered Shares). Assuming we sell and issue all of the Offered Shares and all of our convertible notes, including the Crowd Notes, are converted into equity, the Company will have issued and outstanding equity (post stock-split) of approximately 32,436,199 shares of common stock, 16,162,110 shares of common stock reserved for issuance upon exercise of issued and outstanding preferred stock, and 5,823,870 shares of common stock reserved for issuance under our stock option plan, which have been awarded to employees, directors, and consultants at an exercise price of $0.10 to $2.00 per share with

vesting over three to four years. Following the closing of the Offering, Cytonics' directors, officers, and employees (former and current) will hold approximately 24.5% of the issued shares of the Company, and all other stockholders collectively will hold approximately 75.5% of the shares of the Company, on a fully diluted basis. At any time, in the sole discretion of our Board of Directors, we may issue additional shares of our authorized but unissued stock for such consideration as our Board of Directors shall determine to be adequate. Shares may be offered to other investors at a price per share lower than the price per share in this Offering, or upon terms that may be deemed more favorable to investors than those offered hereunder. Our issuance of additional shares will dilute your equity ownership in our Company and may dilute our book value per share.

We may invest or spend the proceeds of this Offering in ways with which you may not agree or in ways which may not yield a return.
The principal purposes of this offering are to raise additional capital to use in accordance with our planned use of proceeds. We currently intend to use the proceeds we receive from this Offering, after deducting Placement Agent commissions, fees and expenses associated with qualification of Offering under Regulation A, including legal, auditing, accounting, escrow agent, transfer agent, financial printer and other professional fees, primarily to fund GMP drug development, pre-clinical studies, Phase I clinical trials, and provide working capital for day-to-day operations. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. Investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds. If we do not use the net proceeds that we receive in this offering effectively, our business, financial condition, results of operations and prospects could be harmed.

Certain provisions of our Articles of Incorporation may make it more difficult for a third party to effect a change-of-control.
Our amended and restated articles of incorporation authorizes the Board of Directors to issue up to 20,000,000 shares of preferred stock, of which 2,350,000 shares remain undesignated. Such undesignated shares of preferred stock may be issued in one or more subseries, the terms of which may be determined at the time of issuance by the Board of Directors without further action by the stockholders. These terms may include preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. The issuance of any preferred stock could diminish the rights of holders of our common stock, and therefore could reduce the value of such common stock. In addition, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of the Board of Directors to issue preferred stock could make it more difficult, delay, discourage, prevent or make it more costly to acquire or effect a change-in-control, which in turn could prevent our stockholders from recognizing a gain in the event that a favorable offer is extended.

Limitations on director and officer liability and indemnification of our Company's officers and directors by us may discourage stockholders from bringing suit against an officer or director.
Our Company's amended and restated articles of incorporation and amended and restated bylaws provide, with certain exceptions as permitted by governing state law, that a director or officer shall not be personally liable to us or our stockholders for breach of fiduciary duty as a director, except for acts or omissions which involve intentional misconduct, fraud or knowing violation of law, or unlawful payments of dividends. These provisions may discourage stockholders from bringing suit against a director for breach of fiduciary duty and may reduce the likelihood of derivative litigation brought by stockholders on our behalf against a director.

We are responsible for the indemnification of our officers and directors.
Should our officers and/or directors require us to contribute to their defense, we may be required to spend significant amounts of our capital. Our articles of incorporation and bylaws also provide for the indemnification of our directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of our Company. This indemnification policy could result in substantial expenditures, which we may be unable to recoup. If these expenditures are significant, or involve issues which result in significant liability for our key personnel, we may be unable to continue operating as a going concern.

Cytonics is obligated to pay certain fees and expenses.
Cytonics will pay various fees and expenses related to its ongoing operations regardless of whether or not Cytonics' activities are profitable. These fees and expenses will require dependence on third-party relationships. Cytonics is generally dependent on relationships with its strategic partners and vendors, and Cytonics may enter into similar agreements with future potential strategic partners and alliances. Cytonics must be successful in securing and maintaining its third-party relationships to be successful. There can be no assurance that such third parties may regard their relationship with Cytonics as important to their own business and operations, that they will not reassess their commitment to the business at any time in the future, or that they will not develop their own competitive services or products, either during their relationship with Cytonics or after their relations with Cytonics expire. Accordingly, there can be no assurance that Cytonics' existing relationships or future relationships will result in sustained business partnerships, successful service offerings, or significant revenues for Cytonics.

We have not retained independent professionals for investors.
We have not retained any independent professionals to comment on or otherwise protect the interests of potential investors. Although we have retained our own counsel, neither such counsel nor any other independent professionals have

made any examination of any factual matters herein, and potential investors should not rely on our counsel regarding any matters herein described.

Suitability Requirements.
The Shares are being offered hereby only to persons who meet certain suitability requirements set forth herein. The fact that a prospective Investor meets the suitability requirements established by us for this Offering does not necessarily mean that an investment in us is a suitable investment for that Investor. Each prospective Investor should consult with his own professional advisers before investing in us. Investors are not to construe this Offering Circular as constituting legal or tax advice. Before making any decision to invest in us, investors should read the Offering Statement of which this Offering Circular forms a part, including all of its exhibits, and consult with their own investment, legal, tax and other professional advisors. An Investor should be aware that we will assert that the Investor consented to the risks and the conflicts of interest described or inherent in this document if the Investor brings a claim against us or any of our directors, officers, managers, employees, advisors, agents, or representatives.

An orthopedic implant company invested $4 million in the Company at a price of $2.50 per share and acquired the exclusive marketing and distribution rights to our diagnostic products. Although the implant company invested an additional $350,000 in the company in 2013, the marketing and distribution agreement has been terminated upon mutual agreement. In February 2011, a leading orthopedic implant company purchased 400,000 shares of Series B Preferred Stock at $2.50 per share, along with the option to purchase additional equity of the Company. In June 2011, the orthopedic implant company exercised the option to purchase additional equity and purchased an additional 1,200,000 shares of Series B Preferred Stock at $2.50 per share. In April 2013, the orthopedic implant company purchased an additional 87,500 shares of Series B Preferred Stock at $4.00 per share. In June 2011, the Company and the orthopedic implant company also entered into an Exclusive Global Marketing and Distribution Agreement. In this agreement, the orthopedic implant company received an exclusive worldwide license to sell and market certain of the Company's diagnostic products. As part of this agreement, the orthopedic implant company also received the option to negotiate for the purchase of an exclusive worldwide license to sell and market the Company's autologous and non-autologous therapeutic products. The orthopedic implant company's option to negotiate for the Company's autologous therapeutic products expired in 2012. In April of 2013, the marketing and distribution agreement was terminated upon mutual agreement. All options expired upon termination of the agreement.

We do not intend to pay dividends for the foreseeable future.
We have never declared or paid any cash dividends on our common stock and do not intend to pay any cash dividends in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Gaetano Scuderi	6,421,620	Common Stock	22.3%

The Company's Securities

The Company has authorized Common Stock, Initial Preferred Stock, Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 434,782 of Series C Preferred Stock.

Common Stock

The amount of security authorized is 50,000,000 with a total of 14,883,464 outstanding.

Voting Rights

One Vote Per Share.

Material Rights

In 2018, the Company effected a 2-1 forward stock split of common stock and common stock equivalents.

14,883,464 shares of Common Stock includes 10,226,388 shares of Common Stock and 4,657,076 shares of issued stock options.

Initial Preferred Stock

The amount of security authorized is 150,000 with a total of 360,000 outstanding.

Voting Rights

One vote per share of Common Stock

Material Rights

One share of Initial Preferred Stock is convertible into 2.4 shares of Common Stock. As a result of the forward stock split and conversion ratio, there are 360,000 common stock equivalents generated from the conversion of Initial Preferred Stock, on a fully-diluted basis.

Dividends: The holders of Initial Preferred Stock shall participate in all dividends and other distributions that are declared and paid on Common Stock on the same basis as if each share of Initial Preferred Stock has been converted into Common Stock.

Liquidation: Upon (i) any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, (ii) a "Sale of the Corporation" (as defined below) or (ili) a reorganization of the Corporation required by any court or administrative body in order ot comply with any provision of law each of the events referred to ni clauses (i), (ii) and (iii) being referred to as a "Liquidation Event"), each holder of Initial Preferred Stock shall be entitled, after provision for the payment of the Corporation's debts and other liabilities and in parity with the holders of Series A Preferred Stock and in preference to, and, before any amount or property shall be paid or distributed on account of any "Junior Securities" (as defined below), to be paid ni full ni cash with respect ot each share of Initial Preferred Stock out of the assets of the Corporation available for distribution to shareholders, an amount equal to the "Initial Purchase Price".

Conversion: Holders of Initial Preferred Stock have the right to voluntarily convert their shares into Common Stock at any time without additional cost, at a conversion ratio of one to 2.4, meaning each share of Initial Preferred Stock converts into

2.4 shares of Common Stock, with adjustments to this ratio possible in certain circumstances.

Voting: Holders of Initial Preferred Stock have the right to vote with Common Stockholders as a single class on all matters presented to shareholders. The number of votes per share of Initial Preferred Stock is equivalent to the maximum number of Common Stock shares it can be converted into, with fractional votes rounded to the nearest whole number and no cumulative voting allowed.

For additional information regarding these rights please refer to the Company's Amended and Restated Articles of Incorporation attached as Exhibit F.

Series A Preferred Stock

The amount of security authorized is 1,500,000 with a total of 1,152,380 outstanding.

Voting Rights

One vote per share of Common Stock.

Material Rights

One share of Series A Preferred Stock converts into two shares of Common Stock. As a result of the forward stock split and conversion ratio, there are 1,127,380 common stock equivalents generated from the conversion of Series A Preferred Stock, on a fully-diluted basis.

Dividends: Holders of Series A Preferred Stock participate in dividends and distributions declared on Common Stock as if their shares were converted into Common Stock, except for stock dividends like stock splits or selective repurchases.

Liquidation Preference: In a liquidation event, Series A Preferred Stock holders are entitled to be paid an amount equal to the "Series A Purchase Price" in parity with Initial Preferred and Series C Stock holders, after debts and liabilities are settled. If funds are insufficient for full payment, they are distributed proportionally between Initial and Series A Preferred Stock holders.

Voluntary Conversion: Series A Preferred Stock holders can voluntarily convert their stock into Common Stock, with the conversion being effective upon delivery of a conversion notice and surrender of the stock certificates.

Automatic Conversion: Series A Preferred Stock automatically converts into Common Stock upon a Qualified Public Offering, with accrued unpaid cash dividends being canceled.

Fractional Shares: No fractional shares are issued upon conversion. Fractional interests are aggregated, and any fractional share is compensated with cash equivalent to its market value.

For additional information regarding these rights please refer to the Company's Amended and Restated Articles of Incorporation attached as Exhibit F.

Series B Preferred Stock

The amount of security authorized is 6,000,000 with a total of 5,149,730 outstanding.

Voting Rights

One vote per share of Common Stock.

Material Rights

One share of Series B Preferred Stock converts into two shares of Common Stock. As a result of the forward stock split and conversion ratio, there are 5,149,730 common stock equivalents generated from the conversion of Series B Preferred Stock, on a fully-diluted basis.

Dividends: Series B Preferred Stockholders are entitled to participate in all dividends and distributions declared on Common Stock, as if their shares were converted into Common Stock, excluding stock dividends like stock splits or selective repurchases.

Liquidation Preference: In a liquidation event, after satisfying debts and liabilities and the preferential payments to Initial and Series A and Series C Preferred Stock, Series B Preferred Stockholders are entitled to be paid the "Series B Purchase Price" in full before any Junior Securities. If insufficient funds, payments are made ratably among Series B holders.

Voluntary Conversion: Series B Preferred Stockholders can elect to convert their stock into Common Stock. Conversion is effective upon delivery of a conversion notice and surrender of stock certificates.

Automatic Conversion: Series B Preferred Stock automatically converts into Common Stock upon a Qualified Public Offering, with all accrued but unpaid cash dividends being canceled.

Fractional Shares: No fractional shares are issued upon conversion. Fractional interests are aggregated and compensated in cash equivalent to their market value.

For additional information regarding these rights please refer to the Company's Amended and Restated Articles of Incorporation attached as Exhibit F.

Series C Preferred Stock

The amount of security authorized is 10,000,000 with a total of 7,392,380 outstanding.

Voting Rights

One vote per share of Common Stock

Material Rights

The total number of common shares outstanding on a fully diluted basis, 28,937,954 shares, includes 14,883,464 shares of Common Stock (which includes 10,226,388 shares of Common Stock and 4,657,076 shares of issued stock options) 360,000 shares of Initial Preferred Stock, 1,152,380 shares of Series A Preferred Stock, 5,149,730 shares of Series B Preferred Stock, and 7,392,380 shares of Series C Preferred Stock.

One share of Series C Preferred converts into one share of Common Stock. There are 5,439,444 Common Stock equivalents generated from the conversion of Series C Preferred Shares, on a fully-diluted basis.

Dividends: Holders of Series C Preferred Stock participate in dividends on the same basis as if they were Common Stock, except for stock dividends from splits or non-pro-rata repurchases.

Liquidation Preference: In a Liquidation Event, Series C Preferred Stockholders are paid in full in cash before any Junior Securities.

If funds are insufficient, Series C, A, and Initial Preferred Stockholders are paid proportionally.

After satisfying Preferred Stockholders, any remaining net assets are distributed ratably among all classes of stock, treating each Preferred Stock as convertible into Common Stock.

Conversion into Common Stock: Series C Preferred Stock can be voluntarily converted to Common Stock on a one-to-one ratio.

On voluntary conversion, the holder must notify the Corporation and surrender the stock certificates or provide an Affidavit of Loss.

The Corporation issues Common Stock certificates without charge for the converted shares.

Automatic conversion to Common Stock occurs upon a Qualified Public Offering, with all accrued dividends canceled. No fractional shares are issued upon conversion; instead, cash is paid for the fair market value of fractions.

These preferences do not limit the right to convert Series C Preferred Stock to Common Stock at any time. A Qualified Public Offering or certain other events can trigger automatic conversion to Common Stock.

More than 50% of Series C Preferred Stockholders can waive liquidation preferences for a sale or reorganization of the Corporation.

Transfer of Shares. Transfers of shares of capital stock of the Corporation shall be made only on the books of the Corporation.

Restriction on Transfer of Stock. A written restriction on the transfer or registration of transfer of capital stock of the Corporation, if permitted by the provisions of the Act, and noted conspicuously on the certificate representing such capital stock, may be enforced against the holder of the restricted capital stock of any successor or transferee of the holder including an executor, administrator, trustee, guardian or other fiduciary entrusted with like responsibility for the person or estate of the holder.

For additional information regarding these rights, please refer to the Company's Amended and Restated Articles of Incorporation, including the numerous amendments, attached as Exhibit F.

What it means to be a minority holder

As a minority holder of Series C Preferred Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Series C Preferred Stock
  Type of security sold: Equity
  Final amount sold: $1,738,265.00
  Number of Securities Sold: 737,334
  Use of proceeds: Phase 1 clinical trial for osteoarthritis
  Date: April 15, 2023
  Offering exemption relied upon: Regulation CF

- Name: Series C Preferred Stock
  Type of security sold: Equity
  Final amount sold: $2,843,709.00
  Number of Securities Sold: 1,393,005
  Use of proceeds: Phase 1 clinical trial for osteoarthritis.
  Date: October 20, 2022
  Offering exemption relied upon: Regulation CF

- Name: Series C Preferred Shares
  Type of security sold: Equity
  Final amount sold: $650,000.00
  Number of Securities Sold: 282,609
  Use of proceeds: GMP drug manufacturing.
  Date: October 26, 2022
  Offering exemption relied upon: 506(c)

- Name: Series C Preferred Shares
  Type of security sold: Equity
  Final amount sold: $4,729,700.00
  Number of Securities Sold: 2,364,850
  Use of proceeds: Preclinical studies
  Date: June 29, 2021
  Offering exemption relied upon: Regulation A+

- Name: Series C Preferred Stock
  Type of security sold: Equity
  Final amount sold: $2,917,444.19
  Number of Securities Sold: 1,822,804
  Use of proceeds: R&D, Company Employment, Working Capital
  Date: May 28, 2024
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

During the year ended December 31, 2023, the Company sustained a net loss of $1,946,860 and had net cash used in operating activities of $1,716,143. As of December 31, 2023, the Company had an accumulated deficit of $24,699,041. These conditions raise substantial doubt about the Company's ability to continue as a going concern for one year from the issuance of the consolidated financial statements.

The majority of our operating expenses are related to the research and development of the Company's experimental drug candidate, CYT-108, as a treatment for osteoarthritis.

R&D expense 2023: $1,497,236

R&D expense 2022: $2,057,466

R&D expenses decreased slightly due to reduced manufacturing costs.

The Company recognizes revenues from licensing and royalty fees received from the granting of exclusive sales, marketing, manufacturing, and distribution rights associated with the Company's functional intellectual property. The Company typically requires a non-refundable license fee, paid over several years, and quarterly royalty payments based on a percentage of sales, subject to minimum guaranteed quarterly royalty amounts.

Revenue 2023: $417,500

Revenue 2022: $405,000

Revenues did not change significantly from the prior year.

To date, the Company has funded its research and development and operating activities through sales of debt and equity securities, grant funding, and revenues generated from the licensing of its products. The Company intends to continue to seek funding through investments by strategic partners and from private and public sales of securities until such a time it develops biopharmaceuticals and medical devices with the intent of licensing or selling the related intellectual property, or alternatively, until it successfully merges with another operating entity.

Historical results and cash flows:

The Company is currently in the research and development stage of its biopharmaceutical drug development activities and is revenue-generating for its medical device. We are of the opinion that the historical cash flows will not be indicative of the revenue and cash flows expected for the future because biopharmaceutical development is very capital-intensive and the month-to-month variance in expenses is high and dependent on the stage of research and development. The cost of drug manufacturing and clinical trial research will increase as the company advances through Phase 1-2 clinical studies.

Historically, cash has been primarily generated through the sale of equity investments and from royalties generated by medical device sales. The Company's goal is to develop its lead drug candidate for osteoarthritis, CYT-108, through Phase 1 and 2 clinical trials before selling the company's intellectual property portfolio to a large pharmaceutical company or licensing the development and sales rights to a partner. The cost of a Phase 2 clinical trial is significantly more expensive than a Phase 1, and the Company may need to align with a strategic partner to co-sponsor the study.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of June 11, 2024, the Company has capital resources available in the form of approximately $1.7M cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company

operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support the first-in-human Phase 1 clinical trial of our biologic drug candidate for osteoarthritis, and provide general working capital.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are not necessary for the viability of the Company. We believe the Company is fully funded through 2025 and the Phase 1 clinical trial. Funds from this campaign will be used for general working capital and marketing for future equity crowdfunding campaigns.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate being able to operate for the next 24-36 months (assuming a monthly burn rate of ~$120,000 attributed to Phase 1 clinical trial expenses).

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate until it identifies a strategic partner to pursue Phase 2 clinical trials. This timeline is highly dependent on the M&A market conditions and could occur immediately after Phase 1 results are reported, or possibly take 1-2 years while biotech deal-making activity recuperates from the bear market and general risk aversion.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company is in the process of preparing a Form 1-A filing with the SEC to raise capital under Regulation A+ following the completion of the current Regulation Crowdfunding (Reg CF) offering. The commencement and conclusion dates for the Regulation A+ campaign have yet to be determined.

Indebtedness

Related Party Transactions

- Name of Person: Tracy Goeken, MD; Gordon Ramseier; Phil LoGrasso, PhD
  Relationship to Company: Director
  Nature / amount of interest in the transaction: All three independent Directors (Tracy Goeken, MD; Gordon Ramseier; Phil LoGrasso, PhD) were granted 50,000 common stock options each in January 2023.
  Material Terms: These stock options were granted as compensation for their services. The options vested over 12 months, have a 5-year expiration, and are exercisable at $2.00 per share.

- Name of Person: Lewis Hanna, PhD
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Professional fees in the amount of $29,000 were paid to Lewis Hanna, PhD (Chief Scientific Officer).
  Material Terms: These fees are related consulting services provided to the Company during the year 2023.

- Name of Person: Joey Bose
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Mr. Bose was granted 434,000 common stock options in January 2023.
  Material Terms: These stock options were granted as compensation for his services. The options vested immediately, have a 5-year expiration, and are exercisable at $2.00 per share.

Valuation

Pre-Money Valuation: $66,557,294.20

Valuation Details:

Early-stage biotechs are valued based on a risk-adjusted discounted cash flow (DCF) model of future cash flows generated

over the patent lifetime of their assets (20 years). Like all financial models, certain assumptions need to be made in order to conduct this analysis.

These assumptions can be grouped into three categories:

Revenue Drivers, which include:

Market capture post-drug approval

Drug sales price once it enters the market

Number of treatments administered/doses given per patient

Revenue in perpetuity - after the proprietary drug comes off of patent, generics flood the market, and the revenue from the drug decreases substantially.

Cost Drivers, which include:

An estimate of Sales, Goods, and Administrative fees related to marketing and selling the drug (advertising, sales personnel, salaries, etc)

Cost of Goods Sold - the unit cost of producing each dose of the drug

Risk Metrics, which include:

The Discount Rate applied to the cash flows - this discounting factor represents the opportunity cost of funding a particular drug development program. A larger discount factor implies more risk, and the value of the cash flows is reduced accordingly.

Clinical Trial Risk Rate - this metric factors in the probability of clinical trial success/failure at each of the 3 Phases. The earlier the stage, the greater the risk.

Cytonics' valuation of approximately $66M is imputed by assuming a 1% market capture for CYT-108 post-approval, a $1,500 price per dose of CYT-108, each patient receives 2 doses annually, a Discount Rate of 50% (representing a very large amount of risk), and a 60% success rate of the Phase 1 clinical trial (based on historical data. Cost assumptions include COGS 15% (as a percent of revenue) and SG&A 34% (as a percent of revenue).

The Company set its valuation internally without a formal third-party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.10 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $999,998.60, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Research & Development
  70.0%
  We will use 70% of the funds raised for market and customer research, new product development and market testing.

- Company Employment
  9.0%
  We will use 9% of the funds to hire key personnel for daily operations, including the following roles: CEO and consultant fees (SEC counsel, patent attorneys, accountants, and advisors).. Wages to be commensurate with training, experience and position.

- Working Capital
  14.5%
  We will use 14.5% of the funds for working capital to cover expenses for the Phase 1 clinical trial as well as ongoing day-to-day operations of the Company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://cytonics.com/ (cytonics.com/investors).

Updates

Updates on the status of this Offering may be found at: www.startengine.com/cytonics-cf2

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Cytonics Corporation

[See attached]

Cytonics Corporation

Consolidated Financial Statements

December 31, 2023 and 2022

CYTONICS CORPORATION AND SUBSIDIARY
CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of:
Cytonics Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Cytonics Corporation and subsidiary (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive loss, changes in stockholders' equity and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2023 and 2022, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has a net loss of $1,946,860 and net cash used in operations of $1,716,143 for the year ended December 31, 2023. The Company also had an accumulated deficit as of December 31, 2023 of $24,699,041. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's Plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and

significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Stock Options

As described in Footnote 3 “Stock-based Compensation Expense”, Footnote 6 “2023 Notes” and Footnote 8 “Stock Options” to the financial statements, the Company recorded $321,427 stock compensation expense for compensatory stock option grants in year 2023 and grants in previous years and a $72,217 of a debt discount for stock options issued with debt, to certain employees and debt holders, respectively. The Company had to obtain a valuation of the business which was then allocated to the various classes of capital stock outstanding in order to determine the value of the common stock on the grant dates. This common stock value was then used in a modified Black-Scholes option pricing model to determine the value of the options on the grant or issuance dates.

We identified the valuation of the stock options as a critical audit matter. Auditing management’s valuation of stock options involved a high degree of subjectivity.

The primary procedures we performed to address these critical audit matters included (a) reviewed management’s process for valuing the business and the stock options, (b) determined whether the valuation method management selected was reasonable by comparing it to generally accepted methodologies for valuing a business and stock options, (c) tested management’s valuation of the business and stock options by testing assumptions and data used in the valuation models, and (d) recomputed the stock options valuations. We agreed with management’s final conclusions with regard to the stock options valuation.

Salberg & Company, P.A.

SALBERG & COMPANY, P.A.
We have served as the Company’s auditor since 2023.
Boca Raton, Florida
April 12, 2024

CYTONICS CORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

	December 31, 2023	December 31, 2022
Assets		
Current assets:		
Cash	$ 602,933	$ 1,166,390
Accounts receivable (net of allowance for doubtful accounts of $0)	120,000	100,000
Prepaid expenses and other current assets	26,532	22,833
Total current assets	749,465	1,289,223
Accounts receivable, non-current, net	76,191	148,753
Deposit	204,531	-
Total assets	$ 1,030,187	$ 1,437,976
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 295,503	$ 247,817
Notes payable, current, net of debt discount of $0 and $3,571, respectively	-	56,429
Total current liabilities	295,503	304,246
Notes payable, net of debt discount of $68,681 and $0, respectively	176,319	-
Total liabilities	471,822	304,246
Commitments and contingencies - See Note 7		
Stockholders' equity:		
Preferred Stock, $0.001 par value; 20,000,000 shares authorized		
Convertible Initial Preferred Stock, $0.001 par value; 150,000 shares designated, issued and outstanding	150	150
Convertible Series A Preferred Stock, $0.001 par value; 1,500,000 shares designated; 563,690 and 576,190 shares issued and outstanding, respectively	564	576
Convertible Series B Preferred Stock, $0.001 par value; 6,000,000 shares designated; 2,574,865 shares issued and outstanding	2,575	2,575
Convertible Series C and C-1 Preferred Stock, $0.001 par value; 10,000,000 shares designated; 5,439,376 and 4,702,042 shares issued and outstanding, respectively	5,440	4,703
Common stock, par value $0.001 per share; 50,000,000 shares authorized; 10,241,391 and 10,257,042 shares issued and outstanding, respectively	10,241	10,257
Additional paid-in capital	25,219,205	23,867,651
Accumulated other comprehensive income	19,231	-
Accumulated deficit	(24,699,041)	(22,752,181)
Total stockholders' equity	558,365	1,133,730
Total liabilities and stockholders' equity	$ 1,030,187	$ 1,437,976

The accompanying notes are an integral part of the consolidated financial statements.

CYTONICS CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Years Ended December 31, 2023	2022
Revenues:		
License and royalty revenues	$ 417,500	$ 405,000
Total revenues	417,500	405,000
Operating expenses:		
Research and development expense	1,497,236	2,057,466
Payroll expense	213,603	315,414
Selling, general and administrative expenses	79,783	103,670
Professional fees	579,738	223,863
Amortization	-	21,894
Impairment loss on intangibles	-	453,456
Total operating expenses	2,370,360	3,175,764
Loss from operations	(1,952,860)	(2,770,764)
Other income (expense):		
Interest income	17,630	11,093
Other income	-	22,001
Interest (expense)	(11,630)	(87,330)
Loss on extinguishment of debt	-	(19,675)
Total other (expense), net	6,000	(73,910)
Net loss before income taxes	(1,946,860)	(2,844,674)
Provision for income taxes	-	-
Net loss	$ (1,946,860)	$ (2,844,674)
Other comprehensive income:		
Foreign currency translation adjustment	19,231	-
Comprehensive loss	$ (1,927,629)	$ (2,844,674)
Net loss per share:		
Basic and diluted	$ (0.19)	$ (0.28)
Weighted average number of common shares outstanding:		
Basic and diluted	10,246,794	10,152,039

The accompanying notes are an integral part of the consolidated financial statements.

CYTONICS CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	Initial Convertible Preferred Stock		Series-A Convertible Preferred Stock		Series-B Convertible Preferred Stock		Series-C and C-1 Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount				
Balance - December 31, 2021	150,000	$ 150	576,190	$ 576	2,574,865	$ 2,575	2,994,557	$ 2,995	10,117,042	$ 10,117	$ 21,092,923	$ -	$ (19,907,507)	$ 1,201,829
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	58,348	-	-	58,348
Stock-based compensation issued with debt	-	-	-	-	-	-	-	-	-	-	54,485	-	-	54,485
Exercise of stock options	-	-	-	-	-	-	-	-	140,000	140	27,860	-	-	28,000
Issuance of preferred shares for cash, net of issuance costs	-	-	-	-	-	-	1,693,138	1,694	-	-	2,601,051	-	-	2,602,745
Conversion of debt to equity	-	-	-	-	-	-	14,348	14	-	-	32,986	-	-	33,000
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	(2,844,674)	(2,844,674)
Balance - December 31, 2022	150,000	150	576,190	576	2,574,865	2,575	4,702,042	4,703	10,257,042	10,257	23,867,651	-	(22,752,181)	1,133,731
Common shares issued for services rendered	-	-	-	-	-	-	-	-	9,349	9	10,155	-	-	10,164
Issuance of preferred shares for cash, net of issuance costs	-	-	-	-	-	-	737,334	737	-	-	947,718	-	-	948,455
Shares given back to Company	-	-	(12,500)	(12)	-	-	-	-	(25,000)	(25)	37	-	-	-
Stock options issued with debt	-	-	-	-	-	-	-	-	-	-	72,217	-	-	72,217
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	321,427	-	-	321,427
Foreign currency translation gain	-	-	-	-	-	-	-	-	-	-	-	19,231	-	19,231
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	(1,946,860)	(1,946,860)
Balance - December 31, 2023	150,000	$ 150	563,690	$ 564	2,574,865	$ 2,575	5,439,376	$ 5,440	10,241,391	$ 10,241	$ 25,219,205	$ 19,231	$ (24,699,041)	$ 558,365

The accompanying notes are an integral part of the consolidated financial statements.

CYTONICS CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31, 2023	For the Years Ended December 31, 2022
Cash Flows From Operating Activities:		
Net loss	$ (1,946,860)	$ (2,844,674)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization of intangibles	-	21,894
Amortization of debt discount	7,107	31,239
Impairment loss on intangibles	-	453,456
Stock-based compensation	331,591	58,348
Interest expense	-	237
Loss on extinguishment of debt	-	19,675
Changes in operating assets and liabilities:		
Accounts receivable	52,562	92,440
Prepaid expenses and other current assets	(3,699)	(21,101)
Deposit	(204,531)	-
Accounts payable and accrued expenses	47,687	(304,113)
Net cash used in operating activities	(1,716,143)	(2,492,600)
Cash Flows From Investing Activities:		
Purchases of intangible assets	-	(29,510)
Net cash used in investing activities	-	(29,510)
Cash Flows From Financing Activities:		
Proceeds from issuance of notes payable	-	360,000
Repayments of notes payable - related parties	-	(30,000)
Repayments of notes payable	(60,000)	(240,000)
Proceeds from issuance of convertible notes	245,000	-
Proceeds from issuance of preferred shares, net of offering costs	948,455	2,602,743
Proceeds from exercise of stock options	-	28,000
Net cash provided by financing activities	1,133,455	2,720,743
Effect of exchange rate changes on cash	19,231	-
Net increase (decrease) in cash	(563,457)	198,633
Cash at beginning of year	1,166,390	967,757
Cash at end of year	$ 602,933	$ 1,166,390
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ 288	$ 54,000
Cash paid for taxes	$ -	$ -
Supplemental Disclosure of Non-Cash Investing and Financing Activities:		
Issuance of stock options with debt	$ 72,217	$ 54,485
Conversion of notes payable along with interest into Series C Preferred Stock	$ -	$ 33,000

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1 NATURE OF BUSINESS

Overview

Cytonics Corporation (the "Company") is a research and development company that develops therapies and diagnostics for back and joint pain, which it then licenses to unrelated third parties. The Company was incorporated in the State of Florida under the name Gamma Spine, Inc. on July 19, 2006 and was renamed Cytonics Corporation on April 17, 2007.

NOTE 2 GOING CONCERN AND MANAGEMENT'S LIQUIDITY PLANS

During the year ended December 31, 2023, the Company sustained a net loss of $1,946,860 and had net cash used in operating activities of $1,716,143. As of December 31, 2023, the Company had an accumulated deficit of $24,699,041. These conditions raise substantial doubt about the Company's ability to continue as a going concern for one year from the issuance of the consolidated financial statements.

To date, the Company has funded its research and development and operating activities through sales of debt and equity securities, grant funding, and revenues generated from the licensing of its products. During the year ended December 31, 2023, the Company received proceeds of $948,455, net of direct offering costs, from the sale of Series-C Preferred Shares and $245,000 from the issuance of contingently convertible notes payable.

Management's plans regarding these matters include the raising of additional funding through investments by strategic partners and from private and public sales of securities to fund its operations and its research and development activities. The Company expects to incur net losses until such time it develops biopharmaceuticals and medical devices with the intent of licensing or selling the related intellectual property, or alternatively, until it successfully merges with another operating entity. The Company's ability to continue its operations is dependent upon its ability to obtain additional capital through public or private equity offerings, debt financings or other sources; however, financing may not be available to the Company on acceptable terms, or at all. The Company's failure to raise capital as and when needed could have a negative impact on its financial condition and its ability to pursue its business strategy, and the Company may be forced to curtail or cease operations.

The outcome of management's plans cannot be determined with any degree of certainty. Accordingly, the accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business for one year from the date the consolidated financial statements are issued. The carrying amounts of assets and liabilities presented in the consolidated financial statements do not necessarily purport to represent realizable or settlement values. The consolidated financial statements do not include any adjustments that might result should the Company be unable to continue as a going concern.

NOTE 3 — ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles accepted in the United States of America (U.S. GAAP) for financial information and pursuant to the rules and regulations of the Securities and Exchange Commission (SEC).

Foreign Currency

The functional and reporting currency of our wholly-owned subsidiary is the Australian Dollar (AUD), which is the primary currency in which it operates. Since the functional currency is not the U.S. dollar, the Company recognizes a cumulative translation adjustment created by the different exchange rates applied to current period income or loss and the balance sheet. For the Australian subsidiary, we utilize the average (of the beginning and end of the year) functional exchange rate to translate its statements of operations, the year end functional exchange rate to translate its balance sheet and the specific historical functional exchange rate to translate equity transactions.

Foreign currency transaction gains and losses are a result of the effect of exchange rate changes on transactions denominated in currencies other than the AUD, the functional currency of our subsidiary. Transaction gains and losses are recognized in Other income (expense), net, in the consolidated statements of operations. For the years ended December 31, 2023 and 2022, the Company recorded a net foreign currency transaction gain of $119 and $0, respectively.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying Notes. Actual results could differ materially from those estimates. The Company's most significant estimates include the valuations and useful life of intangible assets, the fair value of stock-based compensation, and stock options issued with convertible notes and notes payable.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Cytonics Corporation and its wholly-owned subsidiary Cytonics Australia Pty Ltd. All significant intercompany transactions and balances have been eliminated in consolidation.

Fair Value of Financial Instruments

The Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Subtopic 825-10, "Financial Instruments" ("ASC 825-10") requires disclosure of the fair value of certain financial instruments. The estimated fair value of certain financial instruments, including accounts receivable and accounts payable and accrued expenses are carried at historical cost basis, which approximates their fair value because of the short-term maturity of these instruments. All other significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the consolidated financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. There were no cash equivalents at December 31, 2023 and 2022.

Fair Value Measurements

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. The Company classifies assets and liabilities recorded at fair value under the fair value hierarchy based upon the observability of inputs used in valuation techniques. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed market assumptions. The fair value measurements are classified under the following hierarchy:

- Level 1 – Quoted prices in active markets for identical assets or liabilities.

- Level 2 – Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3 – Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

Accounts Receivable and Allowance for Doubtful Accounts

The Company adopted ASC 326 "Financial Instruments – Credit Losses" on January 1, 2023. The Company recognizes an allowance for losses on accounts receivable and other receivables in an amount equal to the estimated probable losses net of recoveries under the current expected credit loss method. Accounts receivables are stated at the amount management expects to collect from outstanding balances. The Company estimates the collectability of its receivables and establishes allowances for the amount of accounts receivable that the Company estimates to be uncollectible. The Company bases these allowances on its historical collection experience, the length of time accounts receivables are outstanding, the financial condition of individual customers, and current economic conditions that may affect a customer's ability to pay. An individual balance is charged to the allowance when all collection efforts have been exhausted and it is deemed likely to be uncollectible, taking into consideration the financial condition of the customer and other factors. At December 31, 2023 and 2022, no allowance for doubtful accounts relating to the Company's accounts receivable was deemed necessary. Accounts receivables that are expected to be received within the period of one year are classified as current. Non-current account receivables are receivables outstanding and expected to be received after the period of one year and are reflected at their present value using a discount rate of 5%.

Australian Goods and Services Tax ("GST")

Revenues, expenses and balance sheet items are recognized net of the amount of GST, except payable and receivable balances which are shown inclusive of GST. The GST incurred is payable on revenues to, and recoverable on purchases from, the Australian Taxation Office.

Cash flows are presented in the statements of cash flow on a gross basis, except for the GST component of investing and financing activities, which are disclosed as operating cash flows.

As of December 31, 2023 and 2022, the Company was owed $17,514 and $0, respectively, from the Australian Taxation Office, which is included in Prepaid expenses and other current assets.

Intangible Assets

The Company's intangible assets include seven U.S. patents (US 10,265,388, US 11,040,092, US 10,940,189, US 9,352,021, US 9,498,514, US 10,400,028, US 10,889,631), three U.K. patents (GB2501611, GB2503131, and GB2522561), two European patents (EP 2827882 and EP 3221341; each of which is validated in FR, DE, and GB), one Canadian patent (CA 2865170), two Australian patents (AU 2013222414, AU 2015349782), and one Japanese patent (JP 6861152). The Company also has five additional related pending patent applications. The cost of issued patents is capitalized and amortized over the life of the patents, which is 20 years from the earliest filing date of the non-provisional or PCT application to which priority is claimed. The costs of patent in development are expensed as they are incurred. The unamortized costs associated with previously capitalized patents that have expired or been abandoned are written off.

The Company assesses potential impairments of its intangible assets when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. Any required impairment loss is measured as the amount by which the asset's carrying value exceeds its fair value and is recorded as a reduction in the carrying value of the related asset and a charge to operating results. During the year ended December 31, 2022, the Company concluded through its qualitative assessment that there were indicators of impairment. As such, during the year ended December 31, 2022, the Company wrote off the remaining book value of these intangible assets and recorded an impairment expense of $453,456 in the statement of operations. The Company had no impairment of intangible assets for the year ended December 31, 2023.

Revenue Recognition

The Company follows Accounting Standards Codification 606 ("ASC 606"). ASC 606 is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the

entity expects to be entitled in exchange for those goods or services. This ASC also requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer purchase orders, including significant judgments.

The Company recognizes revenue when obligations under the terms of a contract with a customer are satisfied. This occurs with the transfer of control or access to the Company's licenses or the performance of services. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods or providing services. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account in the contract. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied.

Contracts with customers consist of licensing arrangements and, optionally, research and development-related services. Revenues from licensing and royalty fees are received from the granting of exclusive sales, marketing, manufacturing, and distribution rights associated with the Company's functional intellectual property (IP). The Company's performance obligation is satisfied at a point in time (upon delivery to the customer) where the Company has no remaining obligation to support or maintain the intellectual property licensed to the customer. The Company typically requires a non-refundable license fee, paid over several years, and quarterly royalty payments based on a percentage of sales, subject to minimum guaranteed quarterly royalty amounts. For contracts whereby customer payments shall be received over time, at the time of contract execution, the Company applies an implied discount to the license fees in order to calculate the net present value of the contractual payments.

Revenue from license fees is recognized at a point in time when the Company transfers the functional IP to the customer, as long as management believes the total consideration owed by the customer for the license fee is probable to be received. Due to the financing component embedded in the license fee, the Company records the revenue and accounts receivable at their net present value using an estimated discount rate at the point in time when the performance obligation associated with the license fee has been completed. Management applies a discount rate that reflects the customers' creditworthiness and the amount that would have been received from the customer if the license fee was paid upon execution of the contract. The effect of the financing component is subsequently recognized as interest income over the payment term.

Minimum guaranteed royalty (MGR) payments are not binding and are considered to be contingent on the customers' ability to generate sales. The Company's contracts include termination clauses for nonpayment by customers or mutual agreement. The termination clauses are likely to be triggered if the customer is unable to make the MGRs. The Company has historically made price concessions when needed by customers. Given the contractual nature of the MGRs and customary business practices, the Company recognizes revenue from MGRs pursuant to ASC 606-10-55-65 guidance for a sales-based or usage-based royalty, which requires recognition for a sales-based royalty promised in exchange for a license of intellectual property only when (or as) the later of the following events occurs:

a. The subsequent sale or usage occurs.
b. The performance obligation to which some or all of the sales-based or usage-based royalty has been satisfied (or partially satisfied).

The Company recognizes revenue from MGRs when they become due under the terms of the contract and the consideration has been received or is expected to be received.

Licenses and royalties due under the contract not yet received have been reflected as accounts receivable on the balance sheets, net of any implied discounts to net present value.

Except for the estimate of the discount rate applied to license fees to be received over a period of years, the Company's contracts do not include multiple performance obligations or variable consideration. Since the Company's revenue is generated from a small number of customer contracts, it does not have material contract assets or liabilities.

During the year ended December 31, 2020, the Company received consideration from a customer in connection with the granting of exclusive sales, marketing, manufacturing, and distribution rights associated with the Company's functional intellectual property. Upon execution of the contract, the Company required a $450,000 nonrefundable license fee, payable in

installments over a period of years through 2025, which management believes is probable of collecting. In the event the contract is terminated prior to its ten-year term, the customer is required to pay a portion of the license fee based on a sliding scale and the year of termination. As of December 31, 2023, the remaining nonrefundable fee due from the customer was $156,161, of which $80,000 was included in accounts receivable and $76,161, net of a $3,809 discount, was included in accounts receivable, non-current. As of December 31, 2022, the remaining nonrefundable fee due from the customer was $228,753, of which $80,000 was included in accounts receivable and $148,753, net of a $11,247 discount, was included in accounts receivable, non-current.

During the years ended December 31, 2023 and 2022, the Company recognized revenue from license fees and MGRs of $417,500 and $405,000, respectively, which is presented on the statement of operations as license and royalty revenues.

Disaggregation of Revenue Based on Revenue Streams

	For the Years Ended December 31,	
	2023	2022
APIC[1] and VET[2] Royalties	$ 320,000	$ 300,000
Licensing Revenue	97,500	105,000
Total Revenue	$ 417,500	$ 405,000

---

[1] APIC stands for Autologous Protease Inhibitor Concentrate
[2] Royalty income from Veterinary Market

Stock-Based Compensation Expense

Stock-based compensation expense is measured at the grant date fair value of the award and is expensed over the requisite service period. For stock-based awards to employees, non-employees and directors, the Company calculates the fair value of the award on the date of grant using the Black-Scholes option pricing model, which includes variables such as the expected volatility of the Company's share price, the exercise behavior of its grantees, interest rates, and dividend yields. These variables are projected based on the Company's historical data, experience, and other factors. In the case of awards with multiple vesting periods, the Company has elected to use the graded vesting attribution method, which recognizes compensation cost on a straight-line basis over each separately vesting portion of the award as if the award was, in substance, multiple awards.

Research and Development

The Company enters into consulting, research, and other agreements with commercial entities, researchers, universities, and others for the provision of goods and services. The Company's research and development expenses involves costs associated with (i) entering R&D collaboration agreements with third party contractors to manufacture and develop Cyt-108 through upcoming clinical trials; and (ii) other costs incurred in the development of intellectual property. The third party contractors include, but are not limited to, contract research organizations, contract drug manufacturing organizations, investigational sites and consultants. Costs incurred in connection with research and development activities are expensed as incurred. For the years ended December 31, 2023, and 2022, the Company incurred $1,497,236 and $2,057,466, respectively, for research and development activities, which are including in operating expenses in the statements of operations.

Earnings (Loss) Per Share

Basic earnings (loss) per common share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Shares issued during the year are weighted for the portion of the year that they were outstanding. Except when the effect would be anti-dilutive, diluted earnings per share is computed in a manner consistent with that of basic earnings per share while giving effect to all potentially dilutive common shares that were outstanding during the period.

The computation of basic and diluted income (loss) per share excludes potentially dilutive securities when their inclusion would be anti-dilutive, or if their exercise prices were greater than the average market price of the common stock during the period.

Potentially dilutive securities excluded from the computation of basic and diluted net loss per share are as follows:

	For the Years Ended December 31,	
	2023	2022
Options	4,407,076	4,359,876
Convertible preferred shares	12,076,486	11,364,152
Total potentially dilutive shares	16,483,562	15,724,028

Income Taxes

The Company accounts for its income taxes in accordance with accounting principles generally accepted in the United States of America, which requires, among other things, recognition of future tax benefits and liabilities measured at enacted rates attributable to temporary differences between financial statement and income tax bases of assets and liabilities and to net tax operating loss carryforwards to the extent that realization of these benefits is more likely than not. The Company periodically evaluates the realizability of its net deferred tax assets. The Company's policy is to account for interest and penalties relating to income taxes, if any, in "income tax expense" in its consolidated statements of operations and include accrued interest and penalties within "accrued liabilities" in its consolidated balance sheets, if applicable. For the years ended December 31, 2023 and 2022, no income tax related interest or penalties were assessed or recorded.

Reclassifications

Certain reclassifications have been made to the prior years' data to conform to the current year presentation. These reclassifications had no effect on reported income (losses). In particular, amortization of debt discount was reclassified to interest expense.

Comprehensive Income (Loss)

Comprehensive income (loss) is comprised of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) consists of foreign currency translation adjustments that have been excluded from the determination of net income (loss).

Recent Accounting Pronouncements

In August 2020, the FASB issued ASU 2020-06, which simplifies the guidance on accounting for convertible debt instruments by removing the separation models for: (1) convertible debt with a cash conversion feature; and (2) convertible instruments with a beneficial conversion feature. As a result, the Company will not separately present in equity an embedded conversion feature in such debt. Instead, we will account for a convertible debt instrument wholly as debt, unless certain other conditions are met. We expect the elimination of these models will reduce reported interest expense and increase reported net income for the Company's convertible instruments falling under the scope of those models before the adoption of ASU 2020-06. Also, ASU 2020-06 requires the application of the if-converted method for calculating diluted earnings per share and the treasury stock method will be no longer available. ASU 2020-06 is effective for fiscal years beginning after December 31, 2023. The Company does not expect the adoption of this update will have a material impact on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments", which significantly changes how entities will measure credit losses for most financial assets, including accounts receivable. ASU No. 2016-13 will replace today's "incurred loss" approach with an "expected loss" model, under which companies will recognize allowances based on expected rather than incurred losses. On November 15, 2019, the FASB delayed the effective date of Topic 326 for certain small public companies and other private companies until fiscal years beginning after December 15, 2022 for SEC filers that are eligible to be smaller reporting companies under the SEC's definition,

as well as private companies and not-for-profit entities. ASU 2016-13 became effective for the Company on January 1, 2023. The adoption of this update did not have a material impact on the Company's consolidated financial statements and related disclosures.

There are other various updates recently issued, most of which represented technical corrections to the accounting literature or application to specific industries and are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

NOTE 4 — DEPOSIT

In December 2023, the company contracted with Southern Star Research ("Southern Star"), an Australian Contract Research Organization ("CRO"), for research and development services related to the Phase 1 clinical trial. Southern Star required a deposit equal to 20% of the statement of work (totaling approximately 1,5000,000 AUD). The research and development services are expected to be completed in 2025, at which time the deposit shall be utilized to pay any remaining amounts due under the statement of work, with and any remaining deposit returned to the Company. Accordingly, the Company provided Southern Star with a deposit of $204,531, which is reflected as a non-current asset on the accompanying consolidated balance sheet as of December 31, 2023.

NOTE 5 — INTANGIBLE ASSETS

The following is a summary of activity related to intangible assets, which consists of capitalized patent costs as follows:

	Patents
Carrying value at December 31, 2021	$ 445,839
Add: Additions	29,511
Less: Amortization	(21,894)
Less: Impairments	(453,456)
Carrying value at December 31, 2022	$ -

Amortization expense was $0 and $21,894 for the years ended December 31, 2023 and 2022, respectively.

NOTE 6 — NOTES PAYABLE

2022 Notes

During 2022, the Company issued promissory notes in the principal amount of $360,000 (collectively referred to as the "2022 Notes") with applicable interest per annum ranging from 15% to 20%. In connection with the 2022 Notes, the Company issued options to purchase 202,500 shares of Common Stock at an exercise price of $2.00 per share, which was recorded as a debt discount in the amount of $54,485 and additional paid-in-capital based on the relative fair value method. The fair value of the options issued was determined using the Black Scholes method, an application of the option pricing model, which uses the price established by a recent financing transaction of the Company's equity participating securities to compute a total equity value for the Company (see Note 8). The debt discount was amortized over the terms of the 2022 notes of one (1) year. During the year ended December 31, 2022, $31,239 of debt discount was amortized to interest expense. During the year ended December 31, 2022, $270,000 of principal was repaid in cash and $30,000 of principal plus accrued interest of $3,000 were converted into 14,348 shares of Series C-1 Preferred Stock. Following the repayments and conversions, $19,675 was recorded as loss extinguishment as a result of the write off of the unamortized debt discount on the debt that was settled during the year and the remaining unamortized debt discount for the 2022 Notes is $3,571 as of December 31, 2022.

The 2022 Notes are due at the earlier of the close of a qualified equity financing or one year from the date of the note ("Maturity Date"). Qualified equity financing is defined as when the Company issues and sells shares of its equity securities to investors prior to the Maturity Date in an equity financing of not less than $1.5 or $2.0 million. Upon Qualified equity financing, the outstanding principal amount plus interest, as if the loan were being repaid on the Maturity Date. (e.g., if the principal amount

of the Note is $100,000, then upon a qualified financing the holder shall be repaid $115,000, which is inclusive of all accrued interest of 15%), would be due and payable.

During the year ended December 31, 2023, the remaining principal amount of $60,000 and accrued interest of $9,000 was repaid in cash and the remaining unamortized debt discount of $3,571 was expensed to interest expense.

As of December 31, 2023, and 2022, the outstanding principal on the 2022 Notes was $0 and $56,429, net of debt discounts of $0 and $3,571, and loss on extinguishment of debt of $0 and $19,675, respectively, was recognized. As of December 31, 2023 and 2022, outstanding interest on the 2022 Notes was $0 and $9,000, respectively.

2023 Notes

During 2023, the Company issued convertible promissory notes having an aggregate face value of $245,000 (the “2023 Notes") along with 5-year stock options to purchase an aggregate of 245,000 common shares at $2.30 per share in exchange for proceeds of $245,000. As a result of the issuance of the common stock options, an aggregate amount of $72,217 of debt discount was recorded with a corresponding increase in additional paid-in capital based on the relative fair value method. The 2023 Notes bear interest at 15% per annum. All unpaid outstanding principal and interest are due in two years from the respective date of each note.

If the Company issues and sells Equity Securities in which the Company receives gross proceeds of $2,000,000 or more (a "Qualified Financing”), then the 2023 Notes and Full Interest (i.e., 24 months of interest as if the loan was repaid on the maturity date) will automatically convert into Equity Securities upon consummation of the Qualified Financing at a 20% discount to the Equity Securities share price.

At any time after 12 months from the issue date, the Company has the right to prepay the note whereby the Holder will be entitled to receive their principal plus Full Interest. Prior to repayment, the investors shall be given a 10-day notice and the option to convert the outstanding principal amount of the 2023 Notes plus the Full Interest at a 20% discount to the current share price of $2.30 per share of Preferred Series C Stock.

During the year ended December 31, 2023, the Company amortized $3,536 of debt discount to interest expense in the statements of operations. As of December 31, 2023, the carrying value of the 2023 Notes was $176,319, net of unamortized debt discount was $68,681.

NOTE 7 — COMMITMENTS AND CONTINGENCIES

Legal Matters

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. At December 31, 2023, there were no other pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s consolidated operations and there are no proceedings in which any of the Company’s directors, officers or affiliates, or any registered or beneficial shareholder, is an adverse party or has a material interest adverse to the Company’s interest.

Australian Tax Credit

The Company’s subsidiary operating in Australia incurs expenditures for research and development. Accordingly, the Company may apply for cash reimbursement of the total research and development (R&D) expenses incurred in Australia under the Australian government’s Research and Development Tax Incentive (RDTI) program. The RDTI program helps companies innovate and grow by offsetting some of the costs of eligible R&D, which includes, but is not limited to, drug manufacturing and clinical trial costs. During the year ended December 31, 2023, $157,859 of R&D expense was incurred by the Australian subsidiary. Under the RDTI program, up to 43.5% of R&D expenditures may be reimbursed in the form of cash. In order to qualify for the maximum reimbursement, the Company plans to remain in compliance with applicable Australian tax laws and has contracted with an Australian tax and accounting specialist, Prime Financial, who manages the accounting and tax filings for our Australian subsidiary. The Company plans to file for reimbursement under the RDTI program in June 2024. As the

Company's initial filing under the RDTI program has not yet been filed, no receivable has been recorded and this remains a gain contingency.

NOTE 8 — STOCKHOLDERS' EQUITY

Common Stock

The Company is authorized to issue 50,000,000 shares of Common Stock with a par value of $0.001 per share.

During 2022, one of the stock option holders that participated in the 2021 Series C Preferred Stock Offering exercised the option to convert 140,000 stock options into 140,000 Common Shares for an exercise price of $0.20 per share totaling $28,000.

In January 2023, 9,349 shares of Common Stock, having a fair value of $10,164, were issued to a consultant for services rendered.

In March 2023, a stockholder contributed 25,000 shares of Common Stock back to the Company, resulting in an increase in additional paid-in capital of $25 and a corresponding decrease in Common stock.

On December 31, 2023, and 2022, the Company had 10,241,391 and 10,257,042 shares of Common Stock issued and outstanding, respectively. The holders of Common Stock are entitled to one vote for each share held of record on such matters and in such manner as may be provided by law. Subject to preferences applicable to any shares of the Company's outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available. In the event of a liquidation, dissolution, or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any shares of the Company's outstanding Preferred Stock. Holders of Common Stock have no pre-emptive rights or rights to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable.

Preferred Stock

Authorized Shares, Liquidation Preferences, Voting Rights, and Automatic Conversion Feature

The Company is authorized to issue 20,000,000 shares of Preferred Stock with a par value of $0.001 per share. The Board of Directors has designated: (a) 150,000 shares as Initial Preferred Stock; (b) 1,500,000 shares as Series A Preferred Stock; (c) 6,000,000 shares as Series B Preferred Stock; and (d) 10,000,000 shares as Series C Preferred Stock of which 510,000 shares are designated as Series C-1 Preferred Stock.

In the event of any liquidation event, all shares of Initial, Series A and Series C Preferred Stock are pari passu with each other, and Series B is last in preference, but all have a liquidation preference over shares of Common Stock.

All holders of shares of Preferred Stock will vote with holders of Common Stock as a single class and will participate in all dividends that are declared and paid on Common Stock on the same basis as if each share of Preferred Stock were converted into Common Stock.

All shares of Preferred Stock will automatically convert upon a Public Offering into shares of Common Stock.

Convertible Initial Preferred Stock

As of December 31, 2023, and 2022, the Company had 150,000 shares of Initial Preferred Stock (Initial Preferred) issued and outstanding. The Initial Preferred has a liquidation preference of $2.00 per share ($300,000 in aggregate). Each share of Initial Preferred is convertible into 2.4 shares of Common Stock.

Convertible Series A Preferred Stock

In March 2023, a stockholder contributed 12,500 shares of Convertible Series A Preferred (Series A Preferred) back to the Company, resulting in an increase in additional paid-in capital of $12 and a corresponding decrease in Common stock.

As of December 31, 2023, and 2022, the Company had 563,690 and 576,190 shares, respectively, of Convertible Series A Preferred (Series A Preferred) issued and outstanding. The Series A Preferred Stock has a liquidation preference of $4.00 per share ($2,254,760 and $2,304,760 in aggregate as of December 31, 2023 and 2022, respectively). Each share of Series A Preferred is convertible into two (2) shares of Common Stock.

Convertible Series B Preferred Stock

As of December 31, 2023 and 2022, the Company had 2,574,865 shares of Convertible Series B Preferred Stock (Series B Preferred) issued and outstanding. The Series B Preferred has a liquidation preference ranging from $2.50 to $4.00 per share ($7,360,960 in the aggregate). Each share of Series B Preferred is convertible into two (2) shares of Common Stock.

Convertible Series C Preferred Stock

During the year ended December 31, 2022, the Company initiated a Series C Preferred Stock Offering (the "2022 Offering") which resulted in gross proceeds in excess of $3,700,000. The Company issued 1,693,138 shares of Series C Preferred Stock (Series C Preferred) for: (a) $1.84 per share for subscriptions received no later than April 22, 2022, (b) $2.07 per share for subscriptions received after April 22, 2022 but not later than April 29, 2022, and (c) $2.30 per share for subscriptions received after April 29, 2022, or where all or a portion of the Purchase Price is being paid by cancellation of indebtedness of the Company to such Purchaser. The 2022 Offering generated $2,616,205 of proceeds, net of $291,073 direct attributable equity issuance costs, $13,463 of previously deferred offering costs and $837,980 for costs for digital and marketing expenses incurred to raise such capital from the offering. Upon completion of the 2022 Offering, these deferred offering costs were recorded as a reduction of additional paid-in capital.

During the year ended December 31, 2022, the Company issued an aggregate of 14,348 shares of Series C Preferred to two investors in exchange for 2022 convertible promissory notes at $2.30 per share, or $33,000 (See Note 6).

During the year ended December 31, 2023, the Company initiated a Series C Preferred Stock Offering (the "2023 Offering") which resulted in gross proceeds of $1,695,868. The Company issued 737,334 shares of Series C Preferred Stock for $2.30 per share. The 2023 Offering generated $948,455 of proceeds, net of $120,302 for directly attributable brokerage costs and $627,111 for digital and marketing expenses directly incurred to raise such capital from the offering. Upon completion of the 2023 Offering, these direct offering costs were recorded as a reduction of additional paid-in capital. Refer to subsequent events (See Note 12) for additional investment obtained after the year end.

As of December 31, 2023 and 2022, the Company had 5,439,376 (4,932,260 Series C and 507,116 Series C-1) and 4,702,042 (4,194,926 Series C and 507,116 Series C-1) Series C Preferred shares, issued and outstanding, respectively.

The Series C Preferred has a liquidation preference of $2.00 per share and the Series C-1 Preferred has a liquidation preference of $1.05 per share (calculated at issuance), (each of which is the respective "Series C Purchase Price"). All other rights and privileges of the Series C Preferred and Series C-1 Preferred are identical except for their liquidation preferences. The Series C Convertible Preferred Stock has a liquidation preference of $2.00 per share ($9,864,520 and $8,389,852 in aggregate as of December 31, 2023 and 2022, respectively). The Series C-1 Convertible Preferred Stock has a liquidation preference of $1.05 per share ($532,472 in aggregate). Each share of Series C Preferred and Series C-1 is convertible into one (1) share of Common Stock.

Stock Options

In April 2007, the Company's shareholders adopted the 2007 Stock Incentive Plan (the "2007 Plan"), providing for the grant of stock options and restricted stock awards to employees, non-employee service providers and Board members. Stock options

granted under the 2007 Plan may include non-statutory stock options as well as incentive stock options intended to qualify under Section 422 of the Internal Revenue Code. Awards under the 2007 Plan may be granted only during the ten years immediately following the effective date of the plan.

During 2018, the Company's Board adopted the 2018 Stock Incentive Plan (the "2018 Plan"), as amended on May 25, 2021, effectively replacing the 2007 Plan, to provide for the issuance of up to 10,000,000 shares of stock through the grant of stock options, restricted stock, or restricted stock units.

In January 2022, the Company granted options to board directors to purchase an aggregate of 150,000 shares of Common Stock at an exercise price of $2.00 per share, having a grant date fair value of $0.237 per stock option, which vested 37,500 per quarter and are exercisable over five years. In June 2022, debt holders were given options to purchase an aggregate of 202,500 shares of Common Stock at an exercise price of $2.00 per share that were fully vested on issuance and are exercisable over five years (see Note 6). Stock compensation expenses for non-debt related grants during the year ended December 31, 2022 was $58,348.

In January 2023, the Company granted options to three board directors to purchase an aggregate of 150,000 shares of Common Stock at an exercise price of $2.00 per share, having a grant date fair value of $0.501 per stock option, which vested 12,500 per quarter (fully vested as of December 31, 2023) and are exercisable over five years. In June 2023, the Company granted options to its Chief Executive Officer to purchase an aggregate of 434,000 shares of Common Stock at an exercise price of $2.00 per share, having a grant date fair value of $0.515 per stock option, which vested immediately and are exercisable over five years.

In October 2023 through December 2023, debt holders were given options to purchase an aggregate of 245,000 shares of Common Stock at an exercise price of $2.30 per share that were fully vested on issuance and are exercisable over five years (see Note 6). Stock compensation expenses for non-debt related grants during the year ended December 31, 2023 was $321,427.

On December 31, 2023, the Company had options outstanding to purchase 4,407,076 shares of Common Stock under the 2007 and 2018 Plans, at exercise prices ranging from $0.05 to $2.30 per share.

The Company determined the grant date fair value of the options granted using the Black Scholes Method using the following assumptions:

	For the Years Ended December 31,	
	2023	**2022**
Expected Volatility	89.6% - 97.0%	98.1%
Expected Term	2.5 years	1.5 years
Risk-Free Rate	4.33% - 5.07%	2.48%
Dividend Rate	0.00%	0.00%

The following is a summary of the Company's stock option activity:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life In Years	Intrinsic Value
Outstanding, December 31, 2021	5,811,110	$ 1.10		
Granted	352,500	$ 2.00		
Exercised	(140,000)	$ 0.20		
Forfeited/Expired	(1,663,734)	$ 1.48		
Outstanding, December 31, 2022	4,359,876	$ 1.06		
Granted	829,000	$ 2.09		
Exercised	-	-		
Forfeited/Expired	(781,800)	$ 1.30		
Outstanding, December 31, 2023	4,407,076	$ 1.28	2.1	$ 1,408,066
Exercisable, December 31, 2023	4,336,276	$ 1.27	2.1	$ 1,408,066

The following table summarizes stock option information at December 31, 2023:

	Options Outstanding			Options Exercisable	
Exercise Price	Outstanding Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life In Years	Exercisable Number of Options	Weighted Average Exercise Price
$0.05	800,000	$ 0.05	Indefinite	800,000	$ 0.05
$0.38	629,276	$ 0.38	Indefinite	629,276	$ 0.38
$0.57	159,000	$ 0.57	0.3	159,000	$ 0.57
$1.00	440,000	$ 1.00	3.8	440,000	$ 1.00
$2.00	2,133,800	$ 2.00	3.0	2,063,000	$ 2.00
$2.30	245,000	$ 2.30	4.9	245,000	$ 2.30
	4,407,076	$ 1.28	2.1	4,336,276	$ 1.27

The aggregate intrinsic value of outstanding stock options was $1,408,066, based on options with an exercise price less than the fair value of the Company's common stock price of $1.0919 per share as of December 31, 2023, which would have been received by the option holders had those option holders exercised their options as of that date.

The fair value of all options that vested during the years ended December 31, 2023 and 2022 was $321,427 and $58,348, respectively. As of December 31, 2023, the Company had $11,399 of total unrecognized compensation cost related to non-vested awards granted under the 2018 Plan, which the Company expects to recognize over a weighted average period of 0.38 years.

NOTE 9 — INCOME TAXES

The Company's provision (benefit) for income taxes consists of the following United States federal and state components:

	For the Years Ended December 31,	
	2023	**2022**
Current:		
Federal	$ -	$ -
State	-	-
Deferred:		
Federal	386,566	918,530
State	107,136	254,569
	493,702	1,173,099
Change in valuation allowance	(493,702)	(1,173,099)
Income tax provision (benefit)	$ -	$ -

The deferred tax expense (benefit) is the change in the deferred tax assets and liabilities representing the tax consequences of changes in the amounts of temporary differences, net operating loss carryforwards and changes in tax rates during the year. The Company's deferred tax assets and liabilities are comprised of the following:

	December 31,	
	2023	**2022**
Deferred tax assets:		
Net operating loss carryforwards	$ 4,068,416	$ 3,855,965
Stock options	507,809	434,779
Tax credits	263,834	263,834
Amortization	834,772	626,551
Total deferred tax assets	5,674,831	5,181,129
Deferred tax liabilities:		
Other	-	-
Total deferred tax liabilities	-	-
Valuation allowance	(5,674,831)	(5,181,129)
Total deferred tax assets (liabilities)	$ -	$ -

As of December 31, 2023 and 2022, the Company had U.S. federal net operating loss carryforwards of approximately $16.1 million and $15.2 million, respectively, of which $7.5 million does not expire, but is instead limited to 80% of taxable income in the year utilized. The remaining loss carryforwards expire at various dates through 2037. These net operating loss carryforwards may be used to offset future taxable income and thereby reduce the Company's U.S. federal income taxes. Section 382 of the Internal Revenue Code of 1986 (the "Code") imposes an annual limit on the ability of a corporation that undergoes a greater than 50% ownership change to use its net operating loss carry forwards to reduce its tax liability. If in the future the Company issues common stock or additional equity instruments convertible in common shares which result in an ownership change exceeding the 50% limitation threshold imposed by Section 382 of the Code, the Company's net operating loss carryforwards may be significantly limited as to the amount of use in a particular year. In addition, all or a portion of the Company's net operating loss carryforwards may expire unutilized.

For U.S. purposes, the Company has not completed its evaluation of NOL utilization limitations under Internal Revenue Code, as amended (the "Code") Section 382/383, change of ownership rules. If the Company has had a change in ownership, the NOL's would be limited as to the amount that could be utilized each year, based on the Code or might be eliminated.

The Company has provided a full valuation allowance against its net deferred tax assets, since in the opinion of management based upon the earnings history of the Company; it is more likely than not that the benefits of these assets will not be realized.

The Company complies with the provisions of FASB ASC 740-10 in accounting for its uncertain tax positions. ASC 740-10 addresse7s the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under ASC 740-10, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely that not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. Management has determined that the Company has no significant uncertain tax positions requiring recognition under ASC 740-10.

The Company is subject to income tax in the U.S., and certain state jurisdictions. The Company has not been audited by the U.S. Internal Revenue Service, or any states in connection with income taxes. The Company's tax years generally remain open to examination for all federal and state tax matters until its net operating loss carryforwards are utilized and the applicable statutes of limitation have expired. The federal and state tax authorities can generally reduce a net operating loss (but not create taxable income) for a period outside the statute of limitations in order to determine the correct amount of net operating loss which may be allowed as a deduction against income for a period within the statute of limitations.

The Company recognizes interest and penalties related to unrecognized tax benefits, if incurred, as a component of income tax expense.

The significant elements contributing to the difference between income taxes at the effective United States federal statutory tax rate of 21% and the Company's effective tax rate are as follows:

	For the Years Ended December 31,	
	2023	**2022**
Income taxes at the US federal statutory rate	21.00%	21.00%
State tax rate, net of federal benefit	4.34%	5.65%
Permanent differences	0.00%	6.29%
Change in tax rate	0.00%	8.59%
Prior year adjustments	0.01%	-0.28%
Change in valuation allowance	-25.35%	-41.25%
Income tax provision (benefit)	0.00%	0.00%

NOTE 10 — CONCENTRATIONS

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits in the United States in excess of the FDIC insured limit of $250,000. The Company also has cash deposits in Australia, which are insured up to 250,000AUD. On December 31, 2023, and 2022, the Company's cash balances were in excess of federally insured amounts by $349,538 and $929,694, respectively.

Concentration of Revenues

For the year ended December 31, 2023 and 2022, the following customers accounted for more than 10% of the Company's net revenues:

	For the Year Ended December 31,	
	2023	2022
Customer 1	57.5%	59.3%
Customer 2	42.5%	40.7%
Totals	100.0%	100.0%

Concentration of Accounts Receivable

As of December 31, 2023 and 2022, one customer accounted for 100% of the Company's consolidated accounts receivable.

NOTE 11 — RELATED PARTY TRANSACTIONS

In June 2022, Gaetano Scuderi, MD (Founder and Chairman) loaned the Company money in exchange for a convertible promissory note in the principal amount of $25,000, with a maturity date of one (1) year. As additional consideration, the noteholder was issued 5-year stock options to purchase 12,500 shares of Common Stock at a purchase price of $2.00 per share.

During September 2022, Mr. Joey Bose, Chief Executive Officer and President, loaned the Company money in exchange for a convertible promissory note in the principal amount of $30,000, bearing 15% interest per annum, with a maturity date of one (1) year. As additional consideration, the noteholder was issued 5-year stock options to purchase 15,000 shares of Common Stock at a purchase price of $2.00 per share.

Both principal and accrued interest on the aforementioned notes was repaid during the year ended December 31, 2022. Thus, no related party convertible notes balance was outstanding as of December 31, 2022.

NOTE 12 — SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through April 12, 2024, the date these financial statements were available to be issued.

In January 2024, the Company issued a convertible promissory note having a face value of $100,000 (the “2024 Note") along with 5-year stock options to purchase an aggregate of 100,000 common shares at $2.30 per share in exchange for proceeds of $100,000. The 2024 Note bears interest at 15% per annum. All unpaid outstanding principal and interest are due in two years from the date of the note.

In January through March 2024, the Company initiated a Series C Preferred Stock Offering (the “2024 Offering”) which resulted in gross proceeds of approximately $2.11 million, the Company issued 1,440,516 shares of Series C Preferred Stock for $2.30 per share, subject to bonus shares of 5% – 50%, based on predetermined schedule of the amount and timing of shares purchased. The 2024 Offering generated $2.11 million of proceeds, net of approximately $129,000 direct attributable equity issuance costs, and approximately $226,000 for costs for digital and marketing expenses incurred to raise such capital from the offering. Upon completion of the 2024 Offering, these deferred offering costs were recorded as a reduction of additional paid-in capital.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF CYTONICS CF2

Our mission is to rid the world of the pain, suffering, and debilitated quality of life caused by Osteoarthritis (OA)

Cytonics is a biotechnology research and development company that is developing one of the first disease-modifying treatments for Osteoarthritis (OA).

Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


CYTONICS
Revolutionizing Osteoarthritis Care
Our new drug, "CYT-108," has been proven to protect against cartilage damage in preclinical studies by targeting the root cause of osteoarthritis.

$0 Raised

OVERVIEW   ABOUT   TERMS   DISCUSSION   INVESTING FAQS

Get Equity
$2.30 Per Share

PREVIOUSLY CROWDFUNDED
$12,871,996.51

RAISED	INVESTORS
$0	---
MIN INVEST	VALUATION
$499.10	$66.56M

REASONS TO INVEST

- We aim to revolutionize osteoarthritis (OA) treatment with CYT-108: an innovative biopharmaceutical targeting the root molecular cause of OA instead of masking symptoms (as with current steroids and painkillers).

- The development of this cutting-edge biopharmaceutical aims to build on the success of Cytonics' first generation OA therapy, which has successfully treated over 8,000 patients to date.

- Poised to disrupt a potential $390B global market that we believe lacks a true OA treatment. If approved by the FDA, CYT-108 may be one of the first treatments to address the root molecular pathophysiology of OA.*

*Source, Source, Source

TEAM



Gaetano Scuderi, MD • Founder & Chairman of the Board (Part Time)

Gaetano Scuderi, MD is the Founder and Chairman of the Board of Cytonics Corporation. Dr. Scuderi is a fellowship-trained (UCSD, San Diego, CA) spine surgeon who has practiced medicine since 1993. He was also appointed to Clinical Assistant Professor i...

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Joey Bose • CEO & President (Full Time)

Mr. Bose has over 10 years' experience in biotechnology research development and healthcare investment banking. As President of Cytonics, his primary responsibilities include coordinating capital raising efforts, initiating clinical trials for the company's le...

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Gordon Ramseier • Director (Part Time)

Mr. Ramseier is the President, co-founder and an equity member of BCI LifeSciences LLC. He has over forty years of origination and operations experience, building and commercializing new technologies. He was a Founder of The Sage Group, and has held ...

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THE PITCH

Restoring Hope and Mobility for Osteoarthritis Patients

Cytonics is a biotech pioneer seeking to revolutionize osteoarthritis (OA) care. Formed in 2006, we immediately captivated the regenerative medicine industry with the development of our breakthrough **FACT™ diagnostic test for OA**, which detects a biomarker that correlates with degree of cartilage damage from samples of patient joint fluid - an unprecedented tool that allows for early detection and accurate diagnoses of OA. Licensed to Synthes (later acquired by Johnson & Johnson) in 2011, this diagnostic paved the way for more personalized medicine and improved treatment plans.

The discovery of this biomarker is what led to the development of our flagship OA treatment: the **Autologous Protease Inhibitor Concentrate (APIC™) therapy**, which selectively concentrates a therapeutic protein called Alpha-2-Macroglobulin ("A2M") from patients' own blood for direct injection into their arthritic joints. APIC™ has successfully treated over 8,000 patients to date, providing clinical and commercial proof that our core technology works - i.e, **A2M is an effective treatment for OA**.

Now, we're looking to one-up ourselves with **CYT-108, our *genetically engineered A2M variant*** that has the potential to be *even more effective* than APIC™. If approved by the FDA, **CYT-108 may be one of the *first* "disease modifying" pharmaceuticals for OA - *something* that has eluded Big Pharma for decades.**

With CYT-108, *we're not just looking to treat symptoms* – we're aiming to reverse *the root molecular cause of osteoarthritis*, restoring joint health and quality of life.


FACT™ DIAGNOSTIC
Our breakthrough test that has guided countless patients to effective treatments
APIC™ SYSTEM
Our acclaimed autologous therapy that's changing lives for 8,000+ patients
CYT-108
Reversing the root causes of osteoarthritis, restoring joint health and quality of life.

Rendering of CYT-108. Image is a computer-generated demo version. CYT-108 is currently under development.

since our last raise

From Lab to Launch

Since our last raise, Cytonics has made strides toward advancing CYT-108 out of the laboratory and into clinical trials. Our ***first-in-human*** **Phase 1 clinical trial** has begun, marking our transition from a preclinical research company to a *clinical-stage* biotech company. This milestone is the culmination of $10 million and 6 years worth of research and development. Safe to say, this is the **single most important development** in Cytonics' rich 18 year corporate history!

Now we're taking our operation Down Under. We recently incorporated an Australian subsidiary, **Cytonics Australia Pty Ltd**, to tap into the Australian government's RDTI program and state-of-the-art Australian medical research infrastructure. This R&D incentive program refunds 43.5% of *all* research and development fees spent in Australia. Combined with the favorable exchange rate, our **Phase 1 study cost has been reduced by 62%**. We feel this creative strategy is a testament to our business savvy and commitment to fiscal responsibility, maximizing the impact of company resources by making every dollar count.

<u>Since Our Last Raise:</u>

- We've wrapped up regulatory filings for our Phase 1 clinical study in Australia and have three clinical sites activated. We have begun recruiting 20 patients across 3 clinical sites in Australia
- The first patient has been dosed with CYT-108, and we expect to finish dosing patients by December 2025.
- We have secured a $2M investment from Rener and Eve Gracie, MMA and WWE superstars! Convinced of the effectiveness of our regenerative medicine technologies, this pro-athlete power-couple will serve as Cytonics' new brand ambassadors, promoting our osteoarthritis therapies to 2M+ athletes and facilitating future partnerships and financing opportunities.

<u>Upcoming Milestones:</u>

- Phase 1 data collection will be complete in early Q2 2025
- Phase 1 dataset/clinical study report in late Q2 2025.
- A positive Phase 1 dataset will position Cytonics at the forefront of the deal-making arena, providing more access to capital and potential strategic partnerships for Phase 2 studies.

**Good Manufacturing Practices (GMP) are a set of rigorous and comprehensive Food & Drug Administration (FDA) regulatory guidelines that ensure the consistent quality, safety, and efficacy of biopharmaceutical products through meticulously controlled and thoroughly documented manufacturing processes, which are crucial for a biotech company to maintain the integrity of its products and meet stringent regulatory standards.*

What makes Cytonics stand out?

💵 **Invest Alongside Experts:** Raised over $25M to date, including institutional support from Synthes (acquired by Johnson and Johnson). J&J is a 12% shareholder.

🌑 **Equity Crowdfunding Success:** We have raised over $15M from investors like you, allowing us to compete with Big Pharma in bringing life-changing therapies to market.

💰 **Wheeling & Dealing:** We have licensed our APIC™ therapy to two independent distributors for a combined deal value of over $4M and guaranteed annual royalties of $400,000 through 2029.

📈 **Knocking Down Milestones:** On schedule to complete our Phase 1 clinical trial in 1Q25. This is the single most significant milestone in our company's history, and a major inflection point!

📝 **Strong IP Portfolio:** Issued 24 US and international patents (and 5 pending) covering all three of our technologies: the FACT™ diagnostic, APIC™ therapy, and CYT-108 biopharmaceutical.

🌟 **Track Record of Success:** Our FDA-approved APIC™ therapy has been commercially and clinically successful since 2015, providing evidence that our core technology (Alpha-2-Macroglobulin, "A2M") is an effective treatment for osteoarthritis.

CYTONICS

WHAT MAKES US DIFFERENT

The Genesis of Cytonics

Osteoarthritis (OA) is the boogeyman of regenerative medicine, with Big Pharma failures littering the clinical trial graveyard over the last 30 years. These pharmaceutical giants have failed to develop a “true,” *disease-modifying* treatment that actually addresses the *root molecular cause* of cartilage degradation and joint inflammation. Clearly, there is some common deficiency in their approach… and our Founder, Dr. Gaetano Scuderi, suspected he knew what it was…

Dr. Scuderi's epiphany came while at Stanford, where he discovered the therapeutic potential of **Alpha-2-Macroglobulin (A2M)**, a natural blood serum protein with a profound property: **A2M is capable of inhibiting ALL of the degradative enzymes (called “proteases”) responsible for cartilage damage and joint inflammation in OA.** There are *three* major classes of proteases that chew up cartilage tissue, causing joint pain and inflammation. An effective OA therapy must target and inhibit all of them.

A2M is a *broad spectrum* protease inhibitor, effectively blocking *all* of the proteases that become hyperactive in arthritic joints. This is the key to A2M’s effectiveness, and the significant differentiating factor between our technology and what we feel is Big Pharma’s failed approach.

From this discovery, Cytonics was born.


Current Treatments Only Mask the Symptoms of Osteoarthritis (OA)
More than 365M patients worldwide yearn for a solution that targets the root cause of cartilage damage and joint pain

We are driven by a mission to rewrite the narrative of regenerative medicine.

Our first-generation technology, the Autologous Protease Inhibitor Concentrate therapy (APIC™), employs a proprietary filtration system to *selectively* concentrate the natural A2M from patient blood, while discarding pro-inflammatory blood proteins. APIC™ has treated over 8,000 patients to date. The clinical and commercial success of this flagship therapy is a testament to A2M’s efficacy as an OA treatment, and proof that we can navigate the complex FDA regulatory process.

APIC™ Process For Concentrating A2M



Patient's blood is drawn and centrifuged

All the proteins that could cause damage to the joint (such as inflammatory cytokines) are filtered out





The purified A2M from the patient's blood is injected into their arthritic joints



David E. Dominguez, MD

President/Owner: 3D Sports Medicine & Orthopedic Center

"A2M has been instrumental in treating my patients with cartilage injuries that are otherwise not amenable to cartilage restoration procedures, or my patients with mild to moderate osteoarthritis with active lifestyles who are attempting conservative management. [...]

I can personally attest—I have been a little league baseball coach on my son's team despite having osteoarthritis. ***Where I couldn't even dream of throwing around the baseball with my son prior to my injection, now I throw with my son daily without pain."***

**This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

So osteoarthritis is cured, right?

Unfortunately, not. While we have seen that APIC™ works wonders, it also has drawbacks. For example, it requires specialized equipment and technical training to administer, which reduces its scalability and global accessibility. Additionally, the natural A2M levels vary from patient-to-patient, resulting in variable efficacy. If only these limitations could be overcome using state-of-the-art genetic engineering...

They can. And we did.

In 2015, we pivoted from a medical devices company to a biopharmaceuticals research and development company with the advent of our own “super A2M”. We began developing a genetically engineered variant of the naturally occurring Alpha-2-Macroglobulin (A2M) protein, named “CYT-108”. CYT-108 has been intelligently designed to more potently neutralize the protease enzymes that degrade cartilage. This anticipated, novel biopharmaceutical has demonstrated **>200% more efficacy** than the naturally occurring A2M protein, and is potentially capable of reducing *not only* **cartilage damage**, but also ameliorating **joint membrane inflammation**, and restoring the integrity of the underlying, **subchondral bone**.

Our anticipated CYT-108, a variant of the naturally occurring A2M protein, possesses a *trifecta* of *disease-modifying* efficacy that is completely *unprecedented*.



Rendering of CYT-108. Image is a computer-generated demo version. CYT-108 is currently under development.

Predicated on the success of our first-generation APIC™ therapy, which leverages natural A2M to treat arthritis, we believe CYT-108 is an unprecedented game-changer - which may be capable of alleviating symptoms and also modifying the disease course itself. Finally, a true therapy for OA that doesn’t just mask symptoms.

We are *“Improving Nature’s Design”* by harnessing the power of a *natural molecule* and tuning it for *enhanced efficacy*.

CYT-108: Addressing Known Development Risks

We believe CYT-108 is positioned to be one of the first disease-modifying treatments for osteoarthritis. That’s a **bold statement that needs justification**. Here’s why the development of this novel, patent-protected biopharmaceutical addresses known risks and has the potential to be poised for success:

- **CYT-108 is a genetically engineered variant of the naturally occurring Alpha-2-Macroglobulin** (A2M) protein which we have *already proven* to be *an effective therapy* for osteoarthritis... the clinical and commercial success of our APIC™ therapy is a testament to this fact.
- **CYT-108 passed preclinical safety experiments.** There were no adverse events detected in these early studies, which may indicate that CYT-108 is well-tolerated and does not induce a damaging immune response
- **CYT-108 demonstrated impressive efficacy in not only reducing cartilage damage, but also reducing joint membrane inflammation** (data below). We also detected repair of the underlying (subchondral) bone (data not shown, available in pitch deck).



Cartilage Damage
Treatment with CYT-108 restored~57% of the cartilage damage that occurred over the 12-week time-course
OARSI Score
6
5
4
3
2
1
0
No Treatment
CYT-108
Baseline (healthy cartilage)



Joint Membrane Inflammation
Treatment with CYT-108 restored ~60% of cellular thickening of the synovial membrane that occurred over the 12-week time-course
4.25
3.75
3.25
2.75
No Treatment
CYT-108
Baseline (healthy cartilage)



Now, CYT-108 is beginning its first-in-human Phase 1 clinical trial. With **over 20 US and international patents** protecting all of our innovative technologies (FACT™, APIC™, and CYT-108), a management team with **over 100 years' combined experience** in the biotech sector, and a track record of **successfully navigating the FDA's regulatory process**, we're not just dreaming of a future without osteoarthritis – *we're creating it*.


"Breathtaking and timely."
Alexander R Vaccaro
MD, PhD, MBA

**The above testimonials may not be representative of the opinions of other medical experts or the experiences of other customers and is not a guarantee of future performance or success. The individuals featured in these testimonials were not compensated.*

THE marker & our traction

Patentedly, Proven and Promising

The osteoarthritis (OA) market may be as large as **$390 billion**, impacting over **365 million** people globally (Source). To date, there are no effective long-term therapies for osteoarthritis, leaving this market untapped and ripe for the taking. (Source) We believe **Cytonics is poised for this takeover.** The clinical and commercial success of our FDA-cleared APIC™ therapy is a testament to the efficacy of A2M as an effective OA therapy, and endorsements from professional athletes such as Royce and Renner Gracie (UFC and Brazilian Jiu-Jitsu legends!) further supports the power of our drug development approach to osteoarthritis.



**The above testimonial may not be representative of the opinions of other medical experts or the experiences of other customers and is not a guarantee of future performance or success. The individual in the video was not compensated.*

Backed by a robust **IP portfolio of 24 patents** and significant investment from **Synthes** (acquired by **Johnson & Johnson** Development Corp, who is a **12% shareholder**), we have established a solid foundation for continued growth. Our **APIC™ therapy** has already transformed over **8,000 lives**, validating the safety and efficacy of our approach. With successful fundraising efforts and ongoing **Phase 1 clinical trials for CYT-108**, we believe Cytonics is on the brink of a significant **valuation breakthrough**.


11.8%
Stake held by Johnson & Johnson Development Corp.
$400K
Secured annually through both equine and healthcare industry royalties
8K+ Patients
Benefitted from our APIC therapy
$405K
Revenue in 2022
$1.8M
Total NIH grants
24 Patents
Issued with 4 more pending
$20M+
Raised from healthcare focused Family Offices, orthopedic surgeons, and $15M from equity crowdfunding.

We invite you to join us on this transformative journey as we transition into a clinical-stage company and pave the way for a brighter future in *osteoarthritis treatment*.

ABOUT

HEADQUARTERS
**658 W. Indiantown Road
Jupter, FL 33458**

WEBSITE
View Site

Cytonics is a biotechnology research and development company that is developing one of the first disease modifying treatments for Osteoarthritis (OA).

TERMS

Cytonics CF2

Overview

PRICE PER SHARE
$2.30

VALUATION
$66.56M

DEADLINE
Jul. 27, 2024 at 6:59 AM UTC

FUNDING GOAL
$10k - $1000k

Breakdown

MIN INVESTMENT
$499.10

OFFERING TYPE
Equity

MAX INVESTMENT
$999,998.60

ASSET TYPE
Preferred Stock

MIN NUMBER OF SHARES OFFERED
4,347

SHARES OFFERED
Series C Preferred Stock

MAX NUMBER OF SHARES OFFERED
434,782

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials ⌄

Risks ⌄

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Perks*

Loyalty Bonus | 100% Bonus Shares

As you are a previous investor, you are eligible for additional bonus shares.

Early Bird Perks

Early Bronze

Invest $2,000+ within the first 5 days and receive an additional 10% of your investment in bonus shares.

Early Silver

Invest $5,000+ within the first 5 days and receive an additional 15% of your investment in bonus shares.

Early Gold

Invest $10,000+ within the first 5 days and receive an additional 20% of your investment in bonus shares.

Volume-Based Perks

Bronze | $5,000+

Invest $5,000+ and receive 5% bonus shares.

Silver | $10,000+

Invest $10,000+ and receive 10% bonus shares + 1 hour call with Joey Bose, President, and CEO.

Gold | $25,000+

Invest $25,000+ and receive 15% bonus shares + all previous perks listed + conversation with Gaetano Scuderi, MD (Founder and board-certified orthopedic surgeon) regarding any musculoskeletal ailments you or a loved one are suffering from.

Diamond | $50,000+

Invest $50,000+ and receive 20% bonus shares + all previous perks listed.

Platinum | $100,000+

Invest $100,000+ and receive 25% bonus shares + all previous perks listed + free APIC treatment (our FDA-approved therapy for osteoarthritis).

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Cytonics will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series C Preferred Stock at $2.30 / share, you will receive 110 shares of Series C Preferred Stock, meaning you'll own 110 shares for $230. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Any expense labeled "Administrative Expenses" not strictly for administrative purposes. Vendor payments.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Gail: I haven't had an ounce of pain since the treatment.

Doug: The APIC treatment has changed my life.

Bob: The APIC A2M was like a dream come true.

Joey: Over 25 percent of the adult population is expected to suffer from osteoarthritis by 2030 and it affects over six million athletes today. Cytonics is tackling this problem at its source, actually addressing the root cause of the disease instead of just masking the symptoms with palliative treatments. The global market for osteoarthritis is enormous. Over one hundred and eighty billion dollars are spent globally on treating the symptoms, the pain and the inflammation of the disease, but not the actual root cause. Cytonics is developing innovative treatments that actually address the disease at its source.

Guy: For medical therapies, the mainstay of treatment has been injections of steroids, and patients felt great with a steroid injection because it's a very potent anti-inflammatory. And unfortunately, something that we've only found out over the last decade is injecting patients' joints with corticosteroids, softens the cartilage and weakens the joints. It actually accelerates the degenerative process, resulting in an earlier time that the patient will need a joint replacement therapy or disc replacement therapy in the case of the spine. So, corticosteroids are not the solution. In fact, we're making the problem worse with these types of injections. In osteoarthritis, enzymes act as little Pac-Man that go in and eat up the cartilage in the joint. Alpha-2-macroglobulin is the protein in our bodies that surrounds and encapsulates the Pac-Man that renders it incapable of eating up the cartilage.

Joey: What we found is that if you can purify and concentrate alpha two macro globulin or A2M from a patient's own blood and inject it into the joint space of an arthritic joint, you can actually help repair the cartilage damage by blocking these enzymes that chew up the cartilage matrix.

Guy: At Cytonics, we've developed a genetically engineered alpha-2-macroglobulin that's more effective than the natural version. This ability of alpha-2-macroglobulin is very, very powerful, and it acts via this Venus flytrap type of mechanism. And once that enzyme docks on this site, it closes around that enzyme and it renders it incapable of eating up the joint.

Joey: So we developed a first-generation away therapy that leverages the anti-protease activity of A2M by purifying and selectively concentrating the A2M from a patient's own blood. Named the Autologous Protease Inhibitor Concentrate system, or APIC for short, our device processes blood by centrifugation to isolate the blood serum containing the A2M protein, followed by a proprietary filtration mechanism that selectively enriches the A2M while eliminating other inflammatory blood proteins. This pure A2M concentrate is then injected into the patient's damaged joint - a simple and sophisticated process, and it's been sold in the market since 2015 in both the human market, as well as the veterinary market. The clinical and commercial success of our APIC therapy is a testament to the power of A2M as a treatment for osteoarthritis. Now, the next logical step from utilizing human A2M is to create a synthetic version of A2M. So, the analogy is with what Eli Lilly did in the 1980s with synthetic insulin. After Eli Lilly created their recombinant, which means the genetically engineered synthetic variant of that naturally occurring insulin, they were able to create off-the-shelf, highly concentrated, genetically modified insulin protein that they could adapt to fit their needs. For example, changing the half-life.

So in a very similar way, we've created a recombinant, genetically modified A2M variant, we call it CYT-108, that we've been able to tune to increase its efficacy for binding to and inhibiting the destructive action of those catabolic enzymes that chew up cartilage in joints.

Tracy: Development of biologics is challenging, but with the autologous use of the A2M in patients, I think that we really have the opportunity to position this product into commercial development space for off-the-shelf use.

Joey: Cytonics goal is to take CYT-108 through Phase 1 and into Phase 2 clinical studies, which at that point big pharmaceutical companies will start to take interest in either acquiring the company or licensing the development rights.

Philip: So success starts and ends with clinical efficacy. If Cytonics achieves clinical efficacy with A2M, the sky is the limit.

Gordon: The world is getting older - there are more and more patients with these problems, so the market potential for a product like that is monstrous.

Joey: Now what's really exciting about the development of CYT-108 is that we already know that the core technology, which relies on the therapeutic efficacy of A2M as an inhibitor of cartilage damage, already works. What we've been able to do was leverage the therapeutic potential of the naturally occurring A2M and create an improved version through careful genetic engineering.

We stand at the cusp between pre-clinical and Phase 1 clinical trials. Cytonics holds over 20 patents covering our core technologies - a diagnostic, two medical devices for the treatment of osteoarthritis, and our novel biologic, "CYT-108". An investment in Cytonics isn't only an opportunity to invest in a therapy that has the potential to disrupt a $180 billion global market. It's also an opportunity to invest in the health of yourself, your friends, and your family.

Cindy: Dr. Scuderi is amazing, and this process has made a big difference to my quality of life.

Now is the time to invest in Cytonics and join us on this exciting journey of drug development and discovery.

VIDEO #2

Guy: At Cytonics, we've developed a genetically engineered alpha-2-macroglobulin that's more effective than the natural version.

Philip: So success starts and ends with clinical efficacy. If Cytonics achieves clinical efficacy with A2M, the sky is the limit.

Tracy: Development of biologics is challenging, but with the autologous use of A2M in patients, I think that we really have the opportunity to position this product into commercial development space for off-the-shelf use.

Joey: After many years of research and millions of dollars in R&D, our novel pharmaceutical, CYT-108, is ready for a first-in-human Phase 1 clinical study in osteoarthritis - the most significant milestone in the company's history. CYT-108 is a genetically engineered variant of the naturally occurring A2M protein, which, when selectively concentrated from patients' blood and injected into damaged joints, is an effective inhibitor of cartilage damage in arthritic joints.

And now, we are giving you the opportunity to invest in Cytonics as we advance CYT-108 into clinical trials and transform from a preclinical research to a clinical development stage company - an opportunity that has historically been exclusive to venture capital, and is perfectly timed before a significant valuation inflection point – the Phase 1 clinical trial.

Your investment will directly fund the clinical development of CYT-108, which, if approved by the FDA, we believe will be the first and only disease-modifying treatment for osteoarthritis capable of bringing lasting relief to the 600M people suffering from joint damage worldwide. Unlike the vast majority of drug development projects, CYT-108 is substantially de-risked because we already know that the core A2M technology works. The clinical and commercial success of our first-generation, FDA-approved A2M therapy is a testament to that.

Guy: In osteoarthritis, enzymes act as little Pac-Man that go in and eat up the cartilage in the joint. Alpha-2-macroglobulin is the protein in our bodies that surrounds and encapsulates the Pac-Man that renders it incapable of eating up the cartilage.

Joey: What we found is that if you can purify and concentrate alpha-2-macroglobulin or a2m from a patient's own blood and inject it into the joint space of an arthritic joint, you can actually help repair the cartilage damage by blocking these enzymes that chew up the cartilage matrix.

Guy: This ability of alpha two macro globulin is very, very powerful, and it acts via this Venus flytrap type of mechanism. And once that enzyme docks on this site, it closes around that enzyme and it renders it incapable of eating up the other part of the joint.

Joey: The next logical step from utilizing human A2M is to create a synthetic version of A2M. We've created a recombinant genetically modified A2M variant, we call it CYT-108, that we've been able to tune to increase its efficacy for binding to and inhibiting the destructive action of those catabolic enzymes that chew up cartilage in joints. Cytonic's goal is to take CYT-108 through phase one and into phase two clinical studies, which at that point big pharmaceutical companies will start to take interest in either acquiring the company or licensing the development rights.

Since the last raise, Cytonics has completed GMP drug manufacturing of CYT-108 for the Phase 1 clinical trial, finalized the Phase 1 study protocol for regulatory submission, engaged with the Contract Research Organization (CRO – Southern Star Research) in Australia, selected the Phase 1 clinical sites which are ready to begin patient recruitment, and prepared the other regulatory documents which will be submitted to the FDA while the study is ongoing in Australia.

Gordon: The world is getting older - more and more patients with these problems, so the market potential for a product like that is monstrous.

Joey: Cytonics holds over 20 patents covering our core technologies - a diagnostic, two medical devices for the treatment of osteoarthritis, and our novel biologic CYT-108.

An investment in Cytonics isn't only an opportunity to invest in a therapy that has the potential to disrupt the $180 billion global market. It's also an opportunity to invest in the health of yourself, your friends and your family.

Now is the time to invest in Cytonics and join us on this exciting journey of drug development and discovery.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the

new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

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- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

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- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Electronic Articles of Incorporation For

P06000098047
FILED
July 26, 2006
Sec. Of State
dwhite

GAMMASPINE, INC.

The undersigned incorporator, for the purpose of forming a Florida profit corporation, hereby adopts the following Articles of Incorporation:

Article I

The name of the corporation is:

GAMMASPINE, INC.

Article II

The principal place of business address:

114 SEGOVIA WAY
JUPITER, FL. 33458

The mailing address of the corporation is:

114 SEGOVIA WAY
JUPITER, FL. 33458

Article III

The purpose for which this corporation is organized is:

ANY AND ALL LAWFUL BUSINESS.

Article IV

The number of shares the corporation is authorized to issue is:

500

Article V

The name and Florida street address of the registered agent is:

GAETANO SCUDERI MD
114 SEGOVIA WAY
JUPITER, FL. 33458

I certify that I am familiar with and accept the responsibilities of registered agent.

P06000098047
FILED
July 26, 2006
Sec. Of State
dwhite

Registered Agent Signature: GAETANO SCUDERI, MD

Article VI

The name and address of the incorporator is:

GAETANO SCUDERI, MD
114 SEGOVIA WAY

JUPITER, FL 33458

Incorporator Signature: GAETANO SCUDERI

Article VII

The initial officer(s) and/or director(s) of the corporation is/are:

Title: P
GAETANO SCUDERI MD
114 SEGOVIA WAY
JUPITER, FL. 33458

Article VIII

The effective date for this corporation shall be:

07/19/2006

P06000098047

Florida Department of State
Division of Corporations
Public Access System

Electronic Filing Cover Sheet

Note: Please print this page and use it as a cover sheet. Type the fax audit number (shown below) on the top and bottom of all pages of the document.

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From:
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Account Number : 075410001517
Phone : (561)833-7700
Fax Number : (561)655-8719

FILED
07 APR 20 PM 1:25
SECRETARY OF STATE
TALLAHASSEE, FLORIDA

COR AMND/RESTATE/CORRECT OR O/D RESIGN

GAMMASPINE, INC.

RECEIVED
07 APR 20 AM 8:00
DIVISION OF CORPORATIONS

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Amend & Restate
4-20-07
C. Lewis

AMENDED AND RESTATED ARTICLES OF INCORPORATION OF GAMMASPINE, INC.

GAMMASPINE, INC. (the "Corporation"), a corporation organized and existing under and by virtue of the Florida Business Corporation Act (the "Act"), does hereby certify that:

1. The Amended and Restated Articles of Incorporation set forth herein were duly approved by the Incorporator of the Corporation on April 17, 2007. The Corporation does not currently have any shareholders at this time.

2. The Articles of Incorporation of the Corporation (originally filed on July 26, 2006) are hereby amended and restated in their entirety as follows:

FILED
07 APR 20 PM 1:25
SECRETARY OF STATE
TALLAHASSEE, FLORIDA

ARTICLE I. NAME

The name of the Corporation is "Cytonics Corporation."

ARTICLE II. NATURE OF BUSINESS

The Corporation may engage or transact in any or all lawful activities or business permitted under the laws of the United States, the State of Florida or any other state, country, territory or nation.

ARTICLE III. CAPITAL STOCK

The total number of shares of all classes, which the Corporation is authorized to issue, is Sixty Million (60,000,000) shares, consisting of:

1. Fifty Million (50,000,000) shares of common stock, $0.001 par value per share ("Common Stock"); and

2. Ten Million (10,000,000) shares of preferred stock, $0.001 par value per share ("Preferred Stock").

Except as otherwise restricted by these Articles of Incorporation, the Corporation is authorized to issue from time to time all or any portion of the capital stock of the Corporation that is authorized but not issued to such person or persons and for such lawful consideration as it may deem appropriate, and generally in its absolute discretion to determine the terms and manner of any disposition of such authorized but unissued capital stock.

Any and all such shares issued for which the full consideration has been paid or delivered shall be deemed fully paid shares of capital stock, and the holder of such shares shall not be liable for any further call or assessment or any other payment thereon.

The voting powers, designations, preferences, privileges and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions of each class of capital stock of the Corporation shall be as hereafter provided in this Article III.

A. PREFERRED STOCK

1. General. The Preferred Stock may be issued in one or more series at such time or times and for such consideration or considerations as the Corporation's Board of Directors may determine. Each series of Preferred Stock shall be so designated as to distinguish the shares thereof from the shares of all other series and classes.

2. Designation, Voting Powers, Preferences, etc. Authorized and unissued shares of Preferred Stock may be issued with such designations, voting powers (or no voting powers), preferences and relative, participating, optional or other special rights, and qualifications, limitations and restrictions on such rights, as the Board of Directors may authorize by resolutions duly adopted prior to the issuance of any shares of any series of Preferred Stock, including, but not limited to: (i) the distinctive designation of each series and the number of shares that will constitute such series; (ii) the voting rights, if any, of shares of such series and whether the shares of any such series having voting rights shall have multiple or fractional votes per share; (iii) the dividend rate on the shares of such series, any restriction, limitation, or condition upon the payment of such dividends, whether dividends shall be cumulative, and the dates on which dividends are payable; (iv) the prices at which, and the terms and conditions on which, the shares of such series may be redeemed, if such shares are redeemable; (v) the purchase or sinking fund provisions, if any, for the purchase or redemption of shares of such series; (vi) any preferential amount payable upon shares of such series in the event of the liquidation, dissolution, or winding-up of the Corporation, or the distribution of its assets; (vii) the prices or rates of conversion at which, and the terms and conditions on which, the shares are convertible; and (viii) such other preferences, powers, qualifications, rights and privileges, all as the Board of Directors may deem advisable and as are not inconsistent with law and the provisions of this Articles of Incorporation.

B. COMMON STOCK

1. General. The rights of the holders of the Common Stock with respect to dividends and upon the liquidation, dissolution and winding up of the Corporation's affairs, are subject to and qualified by the rights of the holders of Preferred Stock as specified herein and any other class of the Corporation's capital stock or other equity securities that may hereafter be issued and outstanding having rights upon the occurrence of a liquidation, dissolution or winding up of the Corporation (a "Liquidation") senior to or *pari passu* with the rights of holders of Common Stock. Each share of Common Stock shall be treated identically as all other shares of Common Stock with respect to dividends, distributions, rights in liquidation and in all respects other than voting.

2. Voting. Each holder of shares of Common Stock is entitled to one vote for each share thereof held by such holder at all meetings of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting.

3. Dividends. Dividends may be declared and paid on the Common Stock from funds lawfully available therefor as and when determined by the Board of Directors and subject to any preferential dividend rights of any then outstanding shares of Preferred Stock, and any other classes or series of the Corporation's Capital Stock that may hereafter be authorized and issued having preferred dividend rights senior to or *pari passu* with the rights of holders of Common Stock.

4. Liquidation. In the event of any liquidation, sale, merger, dissolution or winding up of the Corporation, whether voluntary or involuntary (a "Liquidation Event"), holders of Common Stock will be entitled to receive all assets of the Corporation available for distribution to its stockholders, subject to the rights and preferences of any then outstanding shares of Preferred Stock and any other classes or series of the Corporation's Capital Securities that are issued and outstanding having rights upon the occurrence of a Liquidation Event senior to or *pari passu* with the rights of holders of Common Stock.

ARTICLE IV. ADDRESS

The principal address of the Corporation is 2055 Military Trail, Suite 204, Jupiter, Florida 33458, and the mailing address is the same. The Board of Directors may, from time to time, change the street and post office address of the Corporation as well as the location of its principal office.

The street address of the registered office of the corporation is 2055 Military Trail, Suite 204, Jupiter, Florida 33458 and the name of the registered agent of the corporation at that address is Gaetano Scuderi, MD.

ARTICLE V. TERM OF EXISTENCE

This Corporation is to exist perpetually.

ARTICLE VI. INDEMNIFICATION

A. The Corporation shall to the fullest extent permitted by law indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

B. The Corporation may pay in advance any expenses (including attorneys' fees) that may become subject to indemnification under paragraph A above if the person receiving the advance payment of expenses undertakes in writing to repay such payment if it is ultimately determined that such person is not entitled to indemnification by the Corporation under paragraph A above.

C. The indemnification provided by paragraph A above shall not be exclusive of any other rights to which a person may be entitled by law, bylaw, agreement, vote or consent of stockholders or directors, or otherwise.

D. The indemnification and advance payment provided by paragraphs A and B above shall continue as to a person who has ceased to hold a position named in paragraph A above and shall inure to such person's heirs, executors, and administrators.

E. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or who serves or served at the Corporation's request as a director, officer, employee, agent, partner, or trustee of another corporation or of a partnership, joint venture, trust, or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Corporation would have power to indemnify such person against such liability under paragraph A above.

F. If any provision in this Article shall be invalid, illegal, or unenforceable, the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired thereby, and, to the extent possible, effect shall be given to the intent manifested by the provision held invalid, illegal, or unenforceable.

ARTICLE VII. CERTAIN LIMITATIONS ON LIABILITY OF DIRECTORS

Except to the extent that the Act prohibits the elimination or limitation of liability of directors for breach of the duties of a director, no director of the Corporation shall have any personal liability for monetary damages for any statement, vote, decision, or failure to act, regarding corporate management or policy. No amendment to or repeal of this provision shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

ARTICLE VIII. SHAREHOLDER QUORUM AND VOTING

The shareholders may adopt or amend a bylaw that fixes a greater quorum or voting requirement for shareholders than is required by the Act, provided, however, that the adoption or amendment of a bylaw that adds, changes, or deletes a greater quorum or voting requirement for shareholders must meet the same quorum requirement and be adopted by the same vote and voting groups required to take action under the quorum and voting requirement then in effect or proposed to be adopted, whichever is greater.

ARTICLE IX. AMENDMENTS

The Corporation reserves the right to amend, alter or repeal any provisions contained in this Amended and Restated Articles of Incorporation from time to time and at any time in the manner now or hereafter prescribed in this Amended and Restated Articles of Incorporation and by the laws of the State of Florida, and all rights herein conferred upon shareholders are granted subject to such reservation.

ARTICLE X. MISCELLANEOUS

In furtherance and not in limitation of the powers conferred by the laws of the State of Florida:

A. The Board of Directors of the Corporation is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation.

B. Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

C. The books of the Corporation may be kept at such place within or without the State of Florida as the Bylaws of the Corporation may provide or as may be designated from time to time by the Board of Directors of the Corporation.

D. Meetings of the shareholders may be held within or without the State of Florida, as the Bylaws may provide.

I, Gaetano Scuderi, MD, the Incorporator of the Corporation, for the purpose of amending and restating the Corporation's Articles of Incorporation pursuant to the Act, do make this certificate, hereby declaring and certifying that this is my act and deed on behalf of the Corporation, and the facts herein stated are true, and accordingly hereunto set my hand this 17 day of April, 2007.

Gaetano Scuderi, MD, Incorporator

P06000098047

(Requestor's Name)

(Address)

(Address)

(City/State/Zip/Phone #)

☐ PICK-UP ☐ WAIT ☐ MAIL

(Business Entity Name)

(Document Number)

Certified Copies ______ Certificates of Status ______

Special Instructions to Filing Officer:

Office Use Only

900162655159

11/13/09--01019--010 **43.75

Amended And Restated Art

FILED
SECRETARY OF STATE
DIVISION OF CORPORATIONS
09 NOV 13 PM 3:05

T Roberts NOV 17 2009

COVER LETTER

TO: Amendment Section
Division of Corporations

NAME OF CORPORATION: Cytonics Corporation

DOCUMENT NUMBER: P06000098047

The enclosed ***Articles of Amendment*** and fee are submitted for filing.

Please return all correspondence concerning this matter to the following:

Raymond Johnson
(Name of Contact Person)

Cytonics Corporation
(Firm/ Company)

555 Heritage Drive, Suite 115
(Address)

Jupiter, FL 33458
(City/ State and Zip Code)

For further information concerning this matter, please call:

Raymond Johnson at (561) 714 4894
(Name of Contact Person) (Area Code & Daytime Telephone Number)

Enclosed is a check for the following amount:

- ☐ $35 Filing Fee
- ☑ $43.75 Filing Fee & Certificate of Status
- ☐ $43.75 Filing Fee & Certified Copy (Additional copy is enclosed)
- ☐ $52.50 Filing Fee Certificate of Status Certified Copy (Additional Copy is enclosed)

Mailing Address
Amendment Section
Division of Corporations
P.O. Box 6327
Tallahassee, FL 32314

Street Address
Amendment Section
Division of Corporations
Clifton Building
2661 Executive Center Circle
Tallahassee, FL 32301

FILED
SECRETARY OF STATE
DIVISION OF CORPORATIONS
09 NOV 13 PM 3:05

*SECOND AMENDED AND RESTATED ARTICLES OF INCORPORATION OF CYTONICS CORPORATION

CYTONICS CORPORATION (the "Corporation"), a corporation organized and existing under and by virtue of the Florida Business Corporation Act (the "Act"), does hereby certify that:

FIRST. The name of this corporation is Cytonics Corporation (hereinafter, the "Corporation").

SECOND. The original Articles of Incorporation of the Corporation were filed on July 26, 2006, and amended and restated on April 20, 2007 ("Articles of Incorporation").

THIRD. The resolutions amending and restating the Corporation's Articles of Incorporation were approved by the Corporation's Board of Directors (the "Board of Directors") in a meeting convened by conference call on October 1, 2009. Shareholder action to approve the Corporation's amended and restated Articles of Incorporation was not required.

FOURTH. The Articles of Incorporation of the Corporation are hereby amended and restated in their entirety as follows:

ARTICLE I. NAME

The name of the Corporation is "Cytonics Corporation."

ARTICLE II. NATURE OF BUSINESS

The Corporation may engage or transact in any or all lawful activities or business permitted under the laws of the United States, the State of Florida or any other state, country, territory or nation.

ARTICLE III. CAPITAL STOCK

The total number of shares of all classes, which the Corporation is authorized to issue, is Sixty Million (60,000,000) shares, consisting of:

1. Fifty Million (50,000,000) shares of common stock, $0.001 par value per share ("Common Stock"); and

2. Ten Million (10,000,000) shares of preferred stock, $0.001 par value per share ("Preferred Stock"), including One Hundred Fifty Thousand (150,000) shares designated as "Initial Preferred Stock," par value $0.001 per share (the "Initial Preferred Stock"), and One Million Five Hundred Thousand (1,500,000) shares designated as "Series A Preferred Stock," par value $0.001 per share, (the "Series A Preferred Stock").

Except as otherwise restricted by this Articles of Incorporation, the Corporation is authorized to issue from time to time all or any portion of the capital stock of the Corporation that is authorized but not issued to such person or persons and for such lawful consideration as it may deem appropriate, and generally in its absolute discretion to determine the terms and manner of any disposition of such authorized but unissued capital stock.

Any and all such shares issued for which the full consideration has been paid or delivered shall be deemed fully paid shares of capital stock, and the holder of such shares shall not be liable for any further call or assessment or any other payment thereon.

The voting powers, designations, preferences, privileges and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions of each class (and series) of capital stock of the Corporation are as hereafter provided in this Article III.

A. <u>INITIAL PREFERRED STOCK</u>

The first series of Preferred Stock shall be designated "Initial Preferred Stock" and shall consist of One Hundred Fifty Thousand (150,000) shares. The rights, preferences, privileges, and restrictions granted to and imposed on the Initial Preferred Stock are as set forth below.

1. <u>Dividends</u>.

The holders of Initial Preferred Stock shall participate in all dividends and other distributions (other than stock dividends in the nature of a stock split or the like and repurchases of securities by the Corporation not made on a *pro rata* basis from all holders of any class of the Corporation's capital stock) that are declared and paid on Common Stock on the same basis as if each share of Initial Preferred Stock had been converted into Common Stock in accordance with Section A.3 hereof immediately prior to the record date established for such dividends.

2. <u>Liquidation Preference</u>.

(a) Upon (i) any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, (ii) a "Sale of the Corporation" (as defined below) or (iii) a reorganization of the Corporation required by any court or administrative body in order to comply with any provision of law (each of the events referred to in clauses (i), (ii) and (iii) being referred to as a "<u>Liquidation Event</u>"), each holder of Initial Preferred Stock shall be entitled, after provision for the payment of the Corporation's debts and other liabilities and in parity with the holders of Series A Preferred Stock and in preference to, and, before any amount or property shall be paid or distributed on account of any "Junior Securities" (as defined below), to be paid in full in cash with respect to each share of Initial Preferred Stock out of the assets of the Corporation available for distribution to shareholders, an amount equal to the "Initial Purchase Price" (as defined below). If upon any Liquidation Event the amount available for distribution among the holders of all outstanding Initial Preferred Stock and Series A Preferred Stock is insufficient to permit the payment of the Initial Purchase Price to the holders of Initial Preferred Stock and the Series A Purchase Price to the holders of Series A Preferred Stock, in full, then the amount available for distribution shall be distributed among the holders of the Initial Preferred Stock and the holders of Series A Preferred Stock ratably in proportion to the relative Initial

Purchase Price of the Initial Preferred Stock and the Series A Purchase Price of the Series A Preferred Stock held by such holders, and the holders of Common Stock and of any other Junior Securities shall in no event be entitled to participate in the distribution of any assets of the Corporation in respect of their ownership thereof. Upon any Liquidation Event, after the holders of Initial Preferred Stock shall have been paid in full the preferential amounts to which they shall be entitled to receive on account of their Initial Preferred Stock as provided in this Section A.2(a), the remaining net assets of the Corporation shall be distributed ratably among the holders of Initial Preferred Stock, Series A Preferred Stock and Common Stock (with each share of Initial Preferred Stock and each share of Series A Preferred Stock being deemed for such purpose to equal the number of shares of Common Stock, including fractions thereof, into which such share of Initial Preferred Stock and such share of Series A Preferred Stock is convertible in accordance with the provisions of Section A.3 and Section B.3, respectively, hereof).

"Sale of the Corporation" means any of the following: (a) a merger or consolidation of the Corporation into or with any other individual, partnership, corporation, limited liability company, association, trust, joint venture, unincorporated organization or other entity and any government, governmental department or agency or political subdivision thereof ("Person" or "Persons") who are not "Affiliates" (as defined below) of the Corporation in a single transaction or a series of transactions, whether or not such transactions are related, in which the shareholders of the Corporation immediately prior to such merger, consolidation, transaction or first of such series of transaction possess less than a majority of the Corporation's issued and outstanding voting capital stock immediately after such merger, consolidation, transaction or series of such transactions; or (b) a single transaction or series of transactions, whether or not such transactions are related, pursuant to which a Person or Persons who are not Affiliates of the Corporation acquire all or substantially all of the Corporation's assets determined on a consolidated basis. "Affiliates" means, with respect to any Person other than the Corporation, any other Person that would be considered to be an affiliate of such Person under Rule 144(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act").

"Junior Securities" means any of the Corporation's Common Stock and all other capital stock and convertible securities of the Corporation other than (a) Initial Preferred Stock, (b) Series A Preferred Stock and (b) such capital stock or convertible securities of the Corporation that by their terms provide the holders thereof with rights pari passu with or senior to those of the holders of Initial Preferred Stock.

"Initial Purchase Price" means $2.00 per share of Initial Preferred Stock (as equitably adjusted to reflect any stock split, stock dividend, combination, reorganization, recapitalization, reclassification or other similar event involving the Initial Preferred Stock after the date these Articles of Incorporation are filed with the Office of the Secretary of State of Florida in accordance with the Act).

(b) Consolidation, Merger, etc. Notwithstanding Section A.2(a) hereof, neither a Sale of the Corporation nor any reorganization of the Corporation of the type referenced in clause (iii) of Section A.2(a) hereof shall be deemed to be a Liquidation Event for the purposes of this Section A.2 if the holders of more than fifty percent (50%) of the issued and outstanding Series A Preferred Stock (the "Requisite Initial Shareholders") waive in writing the provisions of this Section A.2 with respect to such event.

(c) No Effect on Conversion Rights. The provisions of this Section A.2 shall not in any way limit the right of the holders of Initial Preferred Stock to elect to convert their shares of Initial Preferred Stock into shares of Common Stock in accordance with Section A.3 hereof prior to or in connection with any Liquidation Event.

3. Conversion into Common Stock. The holders of Initial Preferred Stock shall have the following conversion rights:

(a) Voluntary Conversion. At any time, each holder of Initial Preferred Stock shall be entitled, without the payment of any additional consideration, to cause all or any portion of the shares of Initial Preferred Stock held by such holder to be converted into a number of shares of fully paid and nonassessable Common Stock determined as hereafter provided in this Section A.3(a). The shares of Initial Preferred Stock shall convert into shares of Common Stock at a ratio of one to 1.2 (the "Initial Conversion Ratio"), such that the Initial Conversion Ratio would result in 1.2 shares of Common Stock being issued upon the conversion of one share of Initial Preferred Stock. The number of shares of Common Stock into which shares of Initial Preferred Stock are convertible and the Initial Conversion Ratio are subject to adjustment from time to time as hereafter provided.

(b) Procedure for Voluntary Conversion: Effective Date. Upon the election to convert the Initial Preferred Stock made in accordance with Section A.3(a) hereof, the holders of the Initial Preferred Stock making such election shall provide written notice of such conversion (the "Voluntary Initial Conversion Notice") to the Corporation setting forth the number of shares of Initial Preferred Stock each such holder elects to convert into Common Stock (the "Elected Initial Preferred Stock"). On the date the Voluntary Initial Conversion Notice is delivered to the Corporation, such shares of Elected Initial Preferred Stock shall thereupon be converted, without further action, into the number of shares of Common Stock provided for in Section A.3(a) hereof, and such number of shares of Common Stock into which the Elected Initial Preferred Stock is converted shall thereupon be deemed to have been issued to such holders of the Elected Initial Preferred Stock. Such holders shall as soon as practicable thereafter surrender to the Corporation at the Corporation's principal executive office the certificate or certificates evidencing the Elected Initial Preferred Stock, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto), or an affidavit or agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred in connection with the loss of such certificate or certificates ("Affidavit of Loss"). Upon surrender of such certificates or delivery of an Affidavit of Loss with respect thereto, the Corporation shall issue and deliver to the holder so surrendering such certificates or to such holder's designee, at an address designated by such holder, certificates for the number of shares of Common Stock into which such holder's Elected Initial Preferred Stock shall have been converted. The issuance of certificates for shares of Common Stock upon conversion of Elected Initial Preferred Stock will be made without charge to the holders of such shares for any issuance tax in respect thereof or other costs incurred by the Corporation in connection with such conversion and the related issuance of such stock. Notwithstanding anything to the contrary set forth in this Section A.3(c), in the event that the holders of shares of Initial Preferred Stock elect to convert such shares pursuant to Section A.3(a) hereof in connection with any Liquidation Event, other specified event, (i) such conversion may at the election of such holders be conditioned upon the consummation of such Liquidation Event, the occurrence of such other specified event, in which

case, such conversion shall not be deemed to be effective until the consummation of such Liquidation Event, the occurrence of such other specified event and (ii) if such Liquidation Event, other specified event is consummated or occurs, all shares of Elected Initial Preferred Stock shall be deemed to have been converted into shares of Common Stock immediately prior thereto.

(c) Automatic Conversion. Each share of Initial Preferred Stock shall automatically be converted, without the payment of any additional consideration, into the number of shares of Common Stock provided for in Section A.3(a) immediately upon (i) the consummation of the Corporation's first underwritten public offering resulting in at least Twenty Million ($20,000,000) of proceeds to the Corporation net of underwriting discounts and commissions and offering expenses (a "Qualified Public Offering"); provided that if a Qualified Public Offering is consummated, all outstanding shares of Initial Preferred Stock shall be deemed to have been converted into shares of Common Stock as provided in this Section A.3 immediately prior to such consummation. Upon the consummation of a Qualified Public Offering, all accrued but unpaid cash dividends, whether or not declared, payable to holders of Initial Preferred Stock shall be canceled.

(d) Procedure for Automatic Conversion. As of the date of, and in all cases subject to, the consummation of a Qualified Public Offering, all outstanding shares of Initial Preferred Stock shall be converted automatically, without further action, into the number of shares of Common Stock provided for in Section A.3(a), and such number of shares of Common Stock into which the Initial Preferred Stock is converted shall be deemed to have been issued to the holders of Initial Preferred Stock. Such holders shall as soon as practicable thereafter surrender the certificate or certificates evidencing the Initial Preferred Stock, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto) or an Affidavit of Loss with respect thereto. Upon surrender of such certificates or delivery of an Affidavit of Loss with respect thereto, the Corporation shall issue and deliver to such holder so surrendering such certificates or to such holder's designee, promptly (and in any event in such time as is sufficient to enable such holder to participate in such Qualified Public Offering) at an address designated by such holder, certificates for the number of shares of Common Stock into which such holder's Initial Preferred Stock shall have been converted.

(e) Fractional Shares; Partial Conversion. No fractional shares shall be issued upon conversion of any shares of Initial Preferred Stock. All shares of Common Stock (including fractions thereof) issuable upon conversion of Initial Preferred Stock by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If any fractional interest in a share of Common Stock would, except for the provisions of the first sentence of this paragraph (e), be delivered upon any such conversion, the Corporation, in lieu of delivering the fractional share thereof, shall pay to the holder surrendering the Initial Preferred Stock for conversion an amount in cash equal to the current fair market value of such fractional interest as determined in good faith by the Board of Directors. In case the number of shares of Initial Preferred Stock represented by the certificate or certificates surrendered for conversion exceeds the number of shares converted, the Corporation shall, upon such conversion, execute and deliver to the holder thereof, at the expense of the Corporation, a

new certificate or certificates for the number of shares of Initial Preferred Stock represented by the certificate or certificates surrendered that are not to be converted.

4. Adjustments.

(a) Adjustments for Subdivisions, Combinations or Consolidation of Common Stock. In the event the outstanding shares of Common Stock shall be subdivided by stock split, stock dividends or otherwise, into a greater number of shares of Common Stock, the Initial Conversion Ratio then in effect with respect to Initial Preferred Stock shall, concurrently with the effectiveness of such subdivision, be proportionately increased so that the number of shares of Common Stock issuable on conversion of any shares of Initial Preferred Stock shall be increased in proportion to such increase in outstanding shares. In the event the outstanding shares of Common Stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number of shares of Common Stock, the Initial Conversion Ratio then in effect with respect to Initial Preferred Stock shall, concurrently with the effectiveness of such combination or consolidation, be proportionately decreased so that the number of shares of Common Stock issuable on conversion of any shares of Initial Preferred Stock shall be decreased in proportion to such decrease in outstanding shares.

(b) Adjustments for Reclassification, Exchange and Substitution. If the Common Stock issuable upon conversion of the Initial Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock or into any other securities or property, whether by capital reorganization, reclassification, merger, combination of shares, recapitalization, consolidation, business combination or other similar transaction (other than a subdivision or combination of shares provided for above), each share of Initial Preferred Stock shall thereafter be convertible into the number of shares of stock or other securities or property to which a holder of the number of shares of Common Stock of the Corporation deliverable upon conversion of such share of Initial Preferred Stock shall have been entitled upon such capital reorganization, reclassification, merger, combination of shares, recapitalization, consolidation, business combination or other similar transaction if immediately prior to such capital reorganization, reclassification, merger, combination of shares, recapitalization, consolidation, business combination or other similar transaction such holder had converted such holder's Initial Preferred Stock into Common Stock. The provisions of this Section A.4(b) shall similarly apply to successive capital reorganizations, reclassifications, mergers, combinations of shares, recapitalizations, consolidations, business combinations or other transactions. The Corporation shall not effect any Sale of the Corporation that is not, in accordance with Section A.2(b) hereof, a Liquidation Event unless prior to or simultaneously with the consummation thereof the successor Corporation or purchaser, as the case may be, shall assume by written instrument the obligation to deliver to the holders of Initial Preferred Stock such shares of stock, securities or assets as, in accordance with the foregoing provisions, each such holder is entitled to receive.

(c) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Initial Conversion Ratio pursuant to this Section A.4, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Initial Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based and the Initial Conversion Ratio then in effect. The Corporation shall,

upon the written request at any time by any holder of Initial Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Initial Conversion Ratio at the time in effect, and (iii) the number of shares of Common Stock and the amount, if any, of other property that at the time would be received upon the conversion of such holder's Initial Preferred Stock.

(d) Rounding. All calculations under this Section A.4 shall be made to the nearest share.

5. Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the issued or issuable shares of Initial Preferred Stock, such number of its shares of Common Stock as the case may be, as shall from time to time be sufficient to effect the conversion of all outstanding shares of Initial Preferred Stock, and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Initial Preferred Stock, the Corporation will take all such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

6. No Closing of Transfer Books. The Corporation shall not close its books against the transfer of shares of Initial Preferred Stock in any manner that would interfere with the timely conversion of any shares of Initial Preferred Stock in accordance with the provisions hereof.

7. Notice.

(a) Liquidation Events, Extraordinary Transactions, Etc. In the event (i) the Corporation establishes a record date to determine the holders of any class of securities who are entitled to receive any dividend or other distribution or who are entitled to vote at a meeting (or by written consent) in connection with any Liquidation Event or (ii) any Liquidation Event is approved by the Board of Directors and the Corporation enters into any agreement with respect thereto, the Corporation shall mail or cause to be mailed by first class mail (postage prepaid) to each holder of Initial Preferred Stock at least ten (10) days prior to such record date specified therein or the expected effective date of any such transaction, a notice specifying (A) the date of such record date for the purpose of such dividend or distribution or meeting or consent and a description of such dividend or distribution or the action to be taken at such meeting or by such consent, (B) the date on which any such Liquidation Event is expected to become effective and, in the case of a Sale of the Corporation, the identity of the parties thereto, and (C) the date on which the books of the Corporation shall close or a record shall be taken with respect to any such event.

(b) Waiver of Notice. The Requisite Initial Shareholders may at any time upon written notice to the Corporation waive, either prospectively or retrospectively, any notice provisions specified herein, and any such waiver shall be effective as to all holders of Initial Preferred Stock.

(c) General. In the event that the Corporation provides any notice, report or statement to all holders of Common Stock, the Corporation shall at the same time provide a copy of any such notice, report or statement to each holder of outstanding shares of Initial Preferred Stock.

8. Voting.

(a) Voting Generally. Except as otherwise required by law or provided in Section A.8(b) hereof, the holder of each share of Initial Preferred Stock shall vote with holders of Common Stock, voting together as single class, upon all matters submitted to a vote of shareholders. For such purpose, each holder of Initial Preferred Stock shall be entitled to the number of votes per share of Initial Preferred Stock as equals the largest number of shares of Common Stock into which each share of Initial Preferred Stock may be converted pursuant to Section A.3 hereof on the record date fixed for the determination of shareholders entitled to vote or on the effective date of any written consent of shareholders, as applicable. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula with respect to any holder of Initial Preferred Stock shall be rounded to the nearest whole number (with one-half rounded upward to one). There shall be no cumulative voting.

(b) Class Voting. The holders of Initial Preferred Stock shall vote as a separate single class on any proposed amendment to these Amended and Restated Articles of Incorporation which will adversely affect the rights, privileges, and preferences of Initial Preferred Stock or otherwise designate a class of Preferred Stock that will have rights, privileges and preferences pari passu or senior to those of Initial Preferred Stock.

B. SERIES A PREFERRED STOCK

The second series of Preferred Stock shall be designated "Series A Preferred Stock" and shall consist of One Million Five Hundred Thousand (1,500,000) shares. The rights, preferences, privileges, and restrictions granted to and imposed on the Series A Preferred Stock are as set forth below.

1. Dividends.

The holders of Series A Preferred Stock shall participate in all dividends and other distributions (other than stock dividends in the nature of a stock split or the like and repurchases of securities by the Corporation not made on a *pro rata* basis from all holders of any class of the Corporation's capital stock) that are declared and paid on Common Stock on the same basis as if each share of Series A Preferred Stock had been converted into Common Stock in accordance with Section B.3 hereof immediately prior to the record date established for such dividends.

2. Liquidation Preference.

(a) Upon the occurrence of a Liquidation Event, each holder of Series A Preferred Stock shall be entitled, after provision for the payment of the Corporation's debts and other liabilities and in parity with the holders of Initial Preferred Stock and in preference to, and, before any amount or property shall be paid or distributed on account of any "Junior Securities" (as defined above), to be paid in full in cash with respect to each share of Series A Preferred

Stock out of the assets of the Corporation available for distribution to shareholders, an amount equal to the "Series A Purchase Price" (as defined below). If upon any Liquidation Event the amount available for distribution among the holders of all outstanding Initial Preferred Stock and Series A Preferred Stock is insufficient to permit the payment of the Initial Purchase Price to the holders of Initial Preferred Stock and the Series A Purchase Price to the holders of Series A Preferred Stock, in full, then the amount available for distribution shall be distributed among the holders of the Initial Preferred Stock and the holders of Series A Preferred Stock ratably in proportion to the relative Initial Purchase Price of the Initial Preferred Stock and the Series A Purchase Price of the Series A Preferred Stock held by such holders, and the holders of Common Stock and of any other Junior Securities shall in no event be entitled to participate in the distribution of any assets of the Corporation in respect of their ownership thereof. Upon any Liquidation Event, after the holders of Series A Preferred Stock shall have been paid in full the preferential amounts to which they shall be entitled to receive on account of their Series A Preferred Stock as provided in this Section B.2(a), the remaining net assets of the Corporation shall be distributed ratably among the holders of Initial Preferred Stock, Series A Preferred Stock and Common Stock (with each share of Initial Preferred Stock and each share of Series A Preferred Stock being deemed for such purpose to equal the number of shares of Common Stock, including fractions thereof, into which such share of Initial Preferred Stock and such share of Series A Preferred Stock is convertible in accordance with the provisions of Section A.3 and Section B.3, respectively, hereof).

"Series A Purchase Price" means $4.00 per share of Series A Preferred Stock (as equitably adjusted to reflect any stock split, stock dividend, combination, reorganization, recapitalization, reclassification or other similar event involving the Series A Preferred Stock after the date these Articles of Incorporation are filed with the Office of the Secretary of State of Florida in accordance with the Act).

(b) Consolidation, Merger, etc. Notwithstanding Section B.2(a) hereof, neither a Sale of the Corporation nor any reorganization of the Corporation of the type referenced in clause (iii) of Section A.2(a) hereof shall be deemed to be a Liquidation Event for the purposes of this Section B.2 if the holders of more than fifty percent (50%) of the issued and outstanding Series A Preferred Stock (the "Requisite Series A Shareholders") waive in writing the provisions of this Section B.2 with respect to such event.

(c) No Effect on Conversion Rights. The provisions of this Section B.2 shall not in any way limit the right of the holders of Series A Preferred Stock to elect to convert their shares of Series A Preferred Stock into shares of Common Stock in accordance with Section B.3 hereof prior to or in connection with any Liquidation Event.

3. Conversion into Common Stock. The holders of Series A Preferred Stock shall have the following conversion rights:

(a) Voluntary Conversion. At any time, each holder of Series A Preferred Stock shall be entitled, without the payment of any additional consideration, to cause all or any portion of the shares of Series A Preferred Stock held by such holder to be converted into a number of shares of fully paid and nonassessable Common Stock determined as hereafter provided in this Section B.3(a). The shares of Series A Preferred Stock shall convert into shares of Common

Stock at a ratio of one to one (the "Series A Conversion Ratio"), such that the Series A Conversion Ratio would result in one share of Common Stock being issued upon the conversion of one share of Series A Preferred Stock. The number of shares of Common Stock into which shares of Series A Preferred Stock are convertible and the Series A Conversion Ratio are subject to adjustment from time to time as hereafter provided.

(b) Procedure for Voluntary Conversion; Effective Date. Upon the election to convert the Series A Preferred Stock made in accordance with Section B.3(a) hereof, the holders of the Series A Preferred Stock making such election shall provide written notice of such conversion (the "Series A Voluntary Conversion Notice") to the Corporation setting forth the number of shares of Series A Preferred Stock each such holder elects to convert into Common Stock (the "Elected Series A Preferred Stock"). On the date the Series A Voluntary Conversion Notice is delivered to the Corporation, such shares of Elected Series A Preferred Stock shall thereupon be converted, without further action, into the number of shares of Common Stock provided for in Section B.3(a) hereof, and such number of shares of Common Stock into which the Elected Series A Preferred Stock is converted shall thereupon be deemed to have been issued to such holders of the Elected Series A Preferred Stock. Such holders shall as soon as practicable thereafter surrender to the Corporation at the Corporation's principal executive office the certificate or certificates evidencing the Elected Series A Preferred Stock, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto), or an Affidavit of Loss. Upon surrender of such certificates or delivery of an Affidavit of Loss with respect thereto, the Corporation shall issue and deliver to the holder so surrendering such certificates or to such holder's designee, at an address designated by such holder, certificates for the number of shares of Common Stock into which such holder's Elected Series A Preferred Stock shall have been converted. The issuance of certificates for shares of Common Stock upon conversion of Elected Series A Preferred Stock will be made without charge to the holders of such shares for any issuance tax in respect thereof or other costs incurred by the Corporation in connection with such conversion and the related issuance of such stock. Notwithstanding anything to the contrary set forth in this Section B.3(c), in the event that the holders of shares of Series A Preferred Stock elect to convert such shares pursuant to Section B.3(a) hereof in connection with any Liquidation Event, other specified event, (i) such conversion may at the election of such holders be conditioned upon the consummation of such Liquidation Event, the occurrence of such other specified event, in which case, such conversion shall not be deemed to be effective until the consummation of such Liquidation Event, the occurrence of such other specified event and (ii) if such Liquidation Event, other specified event is consummated or occurs, all shares of Elected Series A Preferred Stock shall be deemed to have been converted into shares of Common Stock immediately prior thereto.

(c) Automatic Conversion. Each share of Series A Preferred Stock shall automatically be converted, without the payment of any additional consideration, into the number of shares of Common Stock provided for in Section B.3(a) immediately upon a Qualified Public Offering; provided that if a Qualified Public Offering is consummated, all outstanding shares of Series A Preferred Stock shall be deemed to have been converted into shares of Common Stock as provided in this Section B.3 immediately prior to such consummation. Upon the consummation of a Qualified Public Offering, all accrued but unpaid cash dividends, whether or not declared, payable to holders of Series A Preferred Stock shall be canceled.

(d) Procedure for Automatic Conversion. As of the date of, and in all cases subject to, the consummation of a Qualified Public Offering, all outstanding shares of Series A Preferred Stock shall be converted automatically, without further action, into the number of shares of Common Stock provided for in Section B.3(a), and such number of shares of Common Stock into which the Series A Preferred Stock is converted shall be deemed to have been issued to the holders of Series A Preferred Stock. Such holders shall as soon as practicable thereafter surrender the certificate or certificates evidencing the Series A Preferred Stock, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto) or an Affidavit of Loss with respect thereto. Upon surrender of such certificates or delivery of an Affidavit of Loss with respect thereto, the Corporation shall issue and deliver to such holder so surrendering such certificates or to such holder's designee, promptly (and in any event in such time as is sufficient to enable such holder to participate in such Qualified Public Offering) at an address designated by such holder, certificates for the number of shares of Common Stock into which such holder's Series A Preferred Stock shall have been converted.

(e) Fractional Shares; Partial Conversion. No fractional shares shall be issued upon conversion of any shares of Series A Preferred Stock. All shares of Common Stock (including fractions thereof) issuable upon conversion of Series A Preferred Stock by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If any fractional interest in a share of Common Stock would, except for the provisions of the first sentence of this paragraph (e), be delivered upon any such conversion, the Corporation, in lieu of delivering the fractional share thereof, shall pay to the holder surrendering the Series A Preferred Stock for conversion an amount in cash equal to the current fair market value of such fractional interest as determined in good faith by the Board of Directors. In case the number of shares of Series A Preferred Stock represented by the certificate or certificates surrendered for conversion exceeds the number of shares converted, the Corporation shall, upon such conversion, execute and deliver to the holder thereof, at the expense of the Corporation, a new certificate or certificates for the number of shares of Series A Preferred Stock represented by the certificate or certificates surrendered that are not to be converted.

4. Adjustments.

(a) Adjustments for Subdivisions, Combinations or Consolidation of Common Stock. In the event the outstanding shares of Common Stock shall be subdivided by stock split, stock dividends or otherwise, into a greater number of shares of Common Stock, the Series A Conversion Ratio then in effect with respect to Series A Preferred Stock shall, concurrently with the effectiveness of such subdivision, be proportionately increased so that the number of shares of Common Stock issuable on conversion of any shares of Series A Preferred Stock shall be increased in proportion to such increase in outstanding shares. In the event the outstanding shares of Common Stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number of shares of Common Stock, the Series A Conversion Ratio then in effect with respect to Series A Preferred Stock shall, concurrently with the effectiveness of such combination or consolidation, be proportionately decreased so that the number of shares of Common Stock issuable on conversion of any shares of Series A Preferred Stock shall be decreased in proportion to such decrease in outstanding shares.

(b) Adjustments for Reclassification, Exchange and Substitution. If the Common Stock issuable upon conversion of the Series A Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock or into any other securities or property, whether by capital reorganization, reclassification, merger, combination of shares, recapitalization, consolidation, business combination or other similar transaction (other than a subdivision or combination of shares provided for above), each share of Series A Preferred Stock shall thereafter be convertible into the number of shares of stock or other securities or property to which a holder of the number of shares of Common Stock of the Corporation deliverable upon conversion of such share of Series A Preferred Stock shall have been entitled upon such capital reorganization, reclassification, merger, combination of shares, recapitalization, consolidation, business combination or other similar transaction if immediately prior to such capital reorganization, reclassification, merger, combination of shares, recapitalization, consolidation, business combination or other similar transaction such holder had converted such holder's Series A Preferred Stock into Common Stock. The provisions of this Section B.4(b) shall similarly apply to successive capital reorganizations, reclassifications, mergers, combinations of shares, recapitalizations, consolidations, business combinations or other transactions. The Corporation shall not effect any Sale of the Corporation that is not, in accordance with Section B.2(b) hereof, a Liquidation Event unless prior to or simultaneously with the consummation thereof the successor Corporation or purchaser, as the case may be, shall assume by written instrument the obligation to deliver to the holders of Series A Preferred Stock such shares of stock, securities or assets as, in accordance with the foregoing provisions, each such holder is entitled to receive.

(c) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Series A Conversion Ratio pursuant to this Section B.4, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series A Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based and the Series A Conversion Ratio then in effect. The Corporation shall, upon the written request at any time by any holder of Series A Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Series A Conversion Ratio at the time in effect, and (iii) the number of shares of Common Stock and the amount, if any, of other property that at the time would be received upon the conversion of such holder's Series A Preferred Stock.

(d) Rounding. All calculations under this Section B.4 shall be made to the nearest share.

5. Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the issued or issuable shares of Series A Preferred Stock, such number of its shares of Common Stock as the case may be, as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series A Preferred Stock, and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Series A Preferred Stock, the Corporation will take all such corporate action as may be necessary to increase its

authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

6. No Closing of Transfer Books. The Corporation shall not close its books against the transfer of shares of Series A Preferred Stock in any manner that would interfere with the timely conversion of any shares of Series A Preferred Stock in accordance with the provisions hereof.

7. Notice.

(a) Liquidation Events, Extraordinary Transactions, Etc. In the event (i) the Corporation establishes a record date to determine the holders of any class of securities who are entitled to receive any dividend or other distribution or who are entitled to vote at a meeting (or by written consent) in connection with any Liquidation Event or (ii) any Liquidation Event is approved by the Board of Directors and the Corporation enters into any agreement with respect thereto, the Corporation shall mail or cause to be mailed by first class mail (postage prepaid) to each holder of Series A Preferred Stock at least ten (10) days prior to such record date specified therein or the expected effective date of any such transaction, a notice specifying (A) the date of such record date for the purpose of such dividend or distribution or meeting or consent and a description of such dividend or distribution or the action to be taken at such meeting or by such consent, (B) the date on which any such Liquidation Event is expected to become effective and, in the case of a Sale of the Corporation, the identity of the parties thereto, and (C) the date on which the books of the Corporation shall close or a record shall be taken with respect to any such event.

(b) Waiver of Notice. The Requisite Series A Shareholders may at any time upon written notice to the Corporation waive, either prospectively or retrospectively, any notice provisions specified herein, and any such waiver shall be effective as to all holders of Series A Preferred Stock.

(c) General. In the event that the Corporation provides any notice, report or statement to all holders of Common Stock, the Corporation shall at the same time provide a copy of any such notice, report or statement to each holder of outstanding shares of Series A Preferred Stock.

8. Voting.

(a) Voting Generally. Except as otherwise required by law or provided in Section B.8(b) hereof, the holder of each share of Series A Preferred Stock shall vote with holders of Common Stock, voting together as single class, upon all matters submitted to a vote of shareholders. For such purpose, each holder of Series A Preferred Stock shall be entitled to the number of votes per share of Series A Preferred Stock as equals the largest number of shares of Common Stock into which each share of Series A Preferred Stock may be converted pursuant to Section B.3 hereof on the record date fixed for the determination of shareholders entitled to vote or on the effective date of any written consent of shareholders, as applicable. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above

formula with respect to any holder of Series A Preferred Stock shall be rounded to the nearest whole number (with one-half rounded upward to one). There shall be no cumulative voting.

(b) Class Voting. The holders of Series A Preferred Stock shall vote as a separate single class on any proposed amendment to these Amended and Restated Articles of Incorporation which will adversely affect the rights, privileges, and preferences of Series A Preferred Stock or otherwise designate a class of Preferred Stock that will have rights, privileges and preferences pari passu or senior to those of Series A Preferred Stock.

9. Participation Rights. If the Company proposes to issue any Common Stock or any securities of the Company which entitle the holder thereof to acquire Common Stock (collectively, "New Issue Securities"), the Company shall first offer the New Issue Securities to the holders of Series A Preferred Stock in accordance with the following provisions:

(a) The Company shall give a written notice to the holders of Series A Preferred Stock (the "Participation Notice") stating (i) its intention to issue the New Issue Securities, (ii) the number and description of the New Issue Securities proposed to be issued and (iii) the proposed purchase price (calculated as of the proposed issuance date) and the other terms and conditions upon which the Company is proposing to offer the New Issue Securities.

(b) Transmittal of the Participation Notice to the holders of Series A Preferred Stock by the Company shall constitute an offer by the Company to sell each holder of Series A Preferred Stock up to the proportionate number (assuming the conversion of all outstanding Preferred Stock into Common Stock and the exercise of all outstanding options of the Company, as of the date of the Participation Notice) of the New Issue Securities for the price and upon the terms and conditions set forth in the Participation Notice. For a period of five (5) business days after receipt of the of the Participation Notice to the holders of Series A Preferred Stock, each holder of Series A Preferred Stock shall have the option, exercisable by written notice to the Company, to accept (the "Notice of Acceptance") the Company's offer as to all or any part of such holder's proportionate number of the New Issue Securities. If two or more types of New Issue Securities are to be issued or New Issue Securities are to be issued together with other types of securities, including, without limitation, debt securities, in a single transaction or related transactions, the rights to purchase New Issue Securities granted to the holders of Series A Preferred Stock under this Section must be exercised to purchase all types of New Issue Securities and such other securities in the same proportion as such New Issue Securities and other securities are to be issued by the Company.

(c) The Company shall have ninety (90) days after the date of the Participation Notice to offer, issue, sell or exchange all or any part of the New Issue Securities as to which a Notice of Acceptance has not been given by the holders of Series A Preferred Stock, but only upon terms and conditions that are not more favorable to the acquiring person or persons or less favorable to the Company than those set forth in the Participation Notice.

(d) The participation rights contained in this Section shall not apply to the issuance and sale by the Company, from time to time hereafter, of (i) shares of the Common Stock or any securities of the Company which entitle the holder thereof to acquire Common Stock to employees, officers, or directors of, or consultants to, the Company, as compensation for their

services to the Company pursuant to arrangements approved by the Board of Directors, (ii) shares of Common Stock issued and sold in a firm commitment underwritten public offering (which shall not include an equity line of credit or similar financing arrangement) resulting in net proceeds to the Company of in excess of $15,000,000 or (iii) shares of Common Stock issued as consideration for the acquisition of another company or business in which the shareholders of the Company do not have a majority ownership interest, which acquisition has been approved by the Board of Directors or (iv) shares of Common Stock issuable upon the exercise of outstanding securities of the Company which entitle the holder thereof to acquire Common Stock (but not amendments thereto).

10. Registration Rights.

(a) Form S-3 Demand. If at any time when it is eligible to use a Form S-3 registration statement, the Company receives a request from holders of at least 50% of the Series A Preferred Stock then outstanding ("Initiating Holders") that the Company file a Form S-3 registration statement with respect to the shares of Common Stock issuable upon conversion of such holder's Series A Preferred Stock having an anticipated aggregate offering price, of at least $5 million, then the Company shall (i) within ten (10) days after the date such request is given, give notice thereof (the "Demand Notice") to all holders of Series A Preferred Stock other than the Initiating Holders; and (ii) as soon as practicable, and in any event within one hundred twenty days (120) after the date such request is given by the Initiating Holders, file a Form S-3 registration statement under the Securities Act covering all shares of Common Stock issuable upon conversion of Series A Preferred Stock requested to be included in such registration by any other holders, as specified by notice given by each such holder to the Company within twenty (20) days of the date the Demand Notice is given, and in each case, subject to the limitations of Section 2.1(c) and Section 2.3.

(b) Notwithstanding the foregoing obligations, if the Company furnishes to holders requesting a registration pursuant to Section B.10(a) a certificate signed by the Company's chief executive officer stating that in the good faith judgment of the Board of Directors it would be materially detrimental to the Company and its stockholders for such registration statement to either become effective or remain effective for as long as such registration statement otherwise would be required to remain effective, because such action would (i) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving the Company; (ii) require premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential; or (iii) render the Company unable to comply with requirements under the Securities Act or Securities Exchange Act of 1934, as amended, then the Company shall have the right to defer taking action with respect to such filing[, and any time periods with respect to filing or effectiveness thereof shall be tolled correspondingly, for a period of not more than one hundred twenty (120) days after the request of the Initiating Holders is given; provided, however, that the Company may not invoke this right more than once in any twelve (12) month period.

(c) Company Registration. If the Company proposes to register any of its Common Stock under the Securities Act, in connection with the public offering of such securities solely for cash, other than (i) a registration relating to the sale of securities to employees of the Company pursuant to a stock option, stock purchase, or similar plan; (ii) a registration relating to

transaction pursuant to Rule 145 promulgated by the Securities and Exchange Commission under the Securities Act; or (iii) a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered, the Company shall, at such time, promptly give each holder of Series A Preferred Stock notice of such registration. Upon the request of each such holder given within twenty (20) days after such notice is given by the Company, the Company shall cause to be registered all of the shares of Common Stock issuable upon conversion of such holder's Series A Preferred Stock that each such Holder has requested to be included in such registration.

(d) Obligations of the Company. Whenever required under this Section B.10 to effect the registration of any shares of Common Stock issuable upon conversion of Series A Preferred Stock, the Company shall, as expeditiously as reasonably possible:

(i) prepare and file with the SEC a registration statement with respect to such securities and use its commercially reasonable efforts to cause such registration statement to become effective and, upon the request of the holders of a majority of the Series A Preferred Stock requesting registration, keep such registration statement effective for a period of up to one hundred twenty (120) days or, if earlier, until the distribution contemplated in the registration statement has been completed; and

(ii) prepare and file with the SEC such amendments and supplements to such registration statement, and the prospectus used in connection with such registration statement, as may be necessary to comply with the Securities Act in order to enable the disposition of all securities covered by such registration statement.

(e) Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section B.10 with respect to the Common Stock issuable upon conversion of any selling holder that such holder shall furnish to the Company such information regarding itself, the securities held by it, and the intended method of disposition of such securities as is reasonably required to effect the registration.

(f) Indemnification. If any securities are included in a registration statement under this Section B.10:

(i) To the extent permitted by law, the Company will indemnify and hold harmless each selling holder, and the partners, members, officers, directors, and stockholders of each such holder; legal counsel and accountants for each such holder; any underwriter (as defined in the Securities Act) for each such holder; and each person, if any, who controls such holder or underwriter within the meaning of the Securities Act, against any damages, and the Company will pay to each such holder, underwriter, controlling person, or other aforementioned person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, nor shall the Company be liable for any damages to the extent that they arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information

furnished by or on behalf of any such holder, underwriter, controlling person, or other aforementioned person expressly for use in connection with such registration.

(ii) To the extent permitted by law, each selling holder, severally and not jointly, will indemnify and hold harmless the Company, and each of its directors, each of its officers who has signed the registration statement, each person, if any, who controls the Company within the meaning of the Securities Act, legal counsel and accountants for the Company, any underwriter (as defined in the Securities Act), any other holder selling securities in such registration statement, and any controlling person of any such underwriter or other holder, against any damages, in each case only to the extent that such damages arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of such selling holder expressly for use in connection with such registration; and each such selling holder will pay to the Company and each other aforementioned person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the holder, which consent shall not be unreasonably withheld; and provided further that in no event shall any indemnity under this Section exceed the proceeds from the offering received by such holder, except in the case of fraud or willful misconduct by such holder.

C. OTHER SERIES OF PREFERRED STOCK

1. General. Shares of Preferred Stock in addition to Initial Preferred Stock and the Series A Preferred Stock may be issued in one or more series at such time or times and for such consideration or considerations as the Board of Directors may determine. Each such series of Preferred Stock shall be so designated as to distinguish the shares thereof from the shares of all other series and classes.

2. Designation, Voting Powers, Preferences, etc. Authorized and unissued shares of Preferred Stock may be issued with such designations, voting powers (or no voting powers), preferences and relative, participating, optional or other special rights, and qualifications, limitations and restrictions on such rights, as the Board of Directors may authorize by resolutions duly adopted prior to the issuance of any shares of any series of Preferred Stock, including, but not limited to: (i) the distinctive designation of each series and the number of shares that will constitute such series; (ii) the voting rights, if any, of shares of such series and whether the shares of any such series having voting rights shall have multiple or fractional votes per share; (iii) the dividend rate on the shares of such series, any restriction, limitation, or condition upon the payment of such dividends, whether dividends shall be cumulative, and the dates on which dividends are payable; (iv) the prices at which, and the terms and conditions on which, the shares of such series may be redeemed, if such shares are redeemable; (v) the purchase or sinking fund provisions, if any, for the purchase or redemption of shares of such series; (vi) any preferential amount payable upon shares of such series in the event of the liquidation, dissolution, or winding-up of the Corporation, or the distribution of its assets; (vii) the prices or rates of conversion at which, and the terms and conditions on which, the shares are convertible; and (viii) such other preferences, powers, qualifications, rights and privileges, all as the Board of Directors

may deem advisable and as are not inconsistent with law and the provisions of this Articles of Incorporation.

C. COMMON STOCK

1. General. The rights of the holders of the Common Stock with respect to dividends and upon the liquidation, dissolution and winding up of the Corporation's affairs, are subject to and qualified by the rights of the holders of Preferred Stock as specified herein and any other class of the Corporation's capital stock or other equity securities that may hereafter be issued and outstanding having rights upon the occurrence of a liquidation, dissolution or winding up of the Corporation senior to or *pari passu* with the rights of holders of Common Stock. Each share of Common Stock shall be treated identically as all other shares of Common Stock with respect to dividends, distributions, rights in liquidation and in all respects other than voting.

2. Voting. Each holder of shares of Common Stock is entitled to one vote for each share thereof held by such holder at all meetings of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting.

3. Dividends. Dividends may be declared and paid on the Common Stock from funds lawfully available therefor as and when determined by the Board of Directors and subject to any preferential dividend rights of any then outstanding shares of Preferred Stock, and any other classes or series of the Corporation's capital stock that may hereafter be authorized and issued having preferred dividend rights senior to or *pari passu* with the rights of holders of Common Stock.

4. Liquidation. In the event of any liquidation, sale, merger, dissolution or winding up of the Corporation, whether voluntary or involuntary, holders of Common Stock will be entitled to receive all assets of the Corporation available for distribution to its stockholders, subject to the rights and preferences of any then outstanding shares of Preferred Stock and any other classes or series of the Corporation's capital stock that are issued and outstanding having rights upon the occurrence of such an event senior to or *pari passu* with the rights of holders of Common Stock.

ARTICLE IV. ADDRESS

The principal address of the Corporation is 555 Heritage Drive, Suite 115, Jupiter, Florida 33458, and the mailing address is the same. The Board of Directors may, from time to time, change the street and post office address of the Corporation as well as the location of its principal office.

The street address of the registered office of the corporation is 2055 Military Trail, Suite 204, Jupiter, Florida 33458 and the name of the registered agent of the corporation at that address is Gaetano Scuderi, MD.

ARTICLE V. TERM OF EXISTENCE

This Corporation is to exist perpetually.

ARTICLE VI. INDEMNIFICATION

A. The Corporation shall to the fullest extent permitted by law indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

B. The Corporation may pay in advance any expenses (including attorneys' fees) that may become subject to indemnification under paragraph A above if the person receiving the advance payment of expenses undertakes in writing to repay such payment if it is ultimately determined that such person is not entitled to indemnification by the Corporation under paragraph A above.

C. The indemnification provided by paragraph A above shall not be exclusive of any other rights to which a person may be entitled by law, bylaw, agreement, vote or consent of stockholders or directors, or otherwise.

D. The indemnification and advance payment provided by paragraphs A and B above shall continue as to a person who has ceased to hold a position named in paragraph A above and shall inure to such person's heirs, executors, and administrators.

E. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or who serves or served at the Corporation's request as a director, officer, employee, agent, partner, or trustee of another corporation or of a partnership, joint venture, trust, or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Corporation would have power to indemnify such person against such liability under paragraph A above.

F. If any provision in this Article shall be invalid, illegal, or unenforceable, the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired thereby, and, to the extent possible, effect shall be given to the intent manifested by the provision held invalid, illegal, or unenforceable.

ARTICLE VII. CERTAIN LIMITATIONS ON LIABILITY OF DIRECTORS

Except to the extent that the Act prohibits the elimination or limitation of liability of directors for breach of the duties of a director, no director of the Corporation shall have any personal liability for monetary damages for any statement, vote, decision, or failure to act, regarding corporate management or policy. No amendment to or repeal of this provision shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

ARTICLE VIII. SHAREHOLDER QUORUM AND VOTING

The shareholders may adopt or amend a bylaw that fixes a greater quorum or voting requirement for shareholders than is required by the Act, provided, however, that the adoption or amendment of a bylaw that adds, changes, or deletes a greater quorum or voting requirement for shareholders must meet the same quorum requirement and be adopted by the same vote and voting groups required to take action under the quorum and voting requirement then in effect or proposed to be adopted, whichever is greater.

ARTICLE IX. AMENDMENTS

The Corporation reserves the right to amend, alter or repeal any provisions contained in this Amended and Restated Articles of Incorporation from time to time and at any time in the manner now or hereafter prescribed in this Amended and Restated Articles of Incorporation and by the laws of the State of Florida, and all rights herein conferred upon shareholders are granted subject to such reservation.

ARTICLE X. MISCELLANEOUS

In furtherance and not in limitation of the powers conferred by the laws of the State of Florida:

A. The Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation.

B. Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

C. The books of the Corporation may be kept at such place within or without the State of Florida as the Bylaws of the Corporation may provide or as may be designated from time to time by the Board of Directors.

D. Meetings of the shareholders may be held within or without the State of Florida, as the Bylaws may provide.

Articles of Amendment
to
Articles of Incorporation
of

Cytonics Corporation
(Name of corporation as currently filed with the Florida Dept. of State)

P06000098047
(Document number of corporation (if known))

Pursuant to the provisions of section 607.1006, Florida Statutes, this ***Florida Profit Corporation*** adopts the following amendment(s) to its Articles of Incorporation:

NEW CORPORATE NAME (if changing):

N/A

(Must contain the word "corporation," "company," or "incorporated" or the abbreviation "Corp.," "Inc.," or "Co.")
(A professional corporation must contain the word "chartered", "professional association," or the abbreviation "P.A.")

AMENDMENTS ADOPTED- (OTHER THAN NAME CHANGE) Indicate Article Number(s) and/or Article Title(s) being amended, added or deleted: (BE SPECIFIC)

The Second Amended Articles of Incorporation are attached.

(Attach additional pages if necessary)

If an amendment provides for exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself: (if not applicable, indicate N/A)

N/A

(continued)

The date of each amendment(s) adoption: October 1, 2009

Effective date if applicable: October 1, 2009
(no more than 90 days after amendment file date)

Adoption of Amendment(s) **(CHECK ONE)**

☐ The amendment(s) was/were approved by the shareholders. The number of votes cast for the amendment(s) by the shareholders was/were sufficient for approval.

☐ The amendment(s) was/were approved by the shareholders through voting groups. *The following statement must be separately provided for each voting group entitled to vote separately on the amendment(s):*

"The number of votes cast for the amendment(s) was/were sufficient for approval by ______________________."
(voting group)

☑ The amendment(s) was/were adopted by the board of directors without shareholder action and shareholder action was not required.

☐ The amendment(s) was/were adopted by the incorporators without shareholder action and shareholder action was not required.

Signature ______________________
(By a director, president or other officer - if directors or officers have not been selected, by an incorporator - if in the hands of a receiver, trustee, or other court appointed fiduciary by that fiduciary)

Raymond B. Johnson
(Typed or printed name of person signing)

President, Director
(Title of person signing)

FILING FEE: $35

P06000098047

(Requestor's Name)

(Address)

(Address)

(City/State/Zip/Phone #)

☐ PICK-UP ☐ WAIT ☐ MAIL

(Business Entity Name)

(Document Number)

Certified Copies _______ Certificates of Status _______

Special Instructions to Filing Officer:

Office Use Only

400194066164

02/14/11--01022--018 **43.75

FILED

11 FEB 14 PM 12:50

Amended & Restated Art.
02-16-11
DC

COVER LETTER

TO: Amendment Section
Division of Corporations

NAME OF CORPORATION: Cytonics Corporation

DOCUMENT NUMBER: P06000098047

The enclosed ***Articles of Amendment*** and fee are submitted for filing.

Please return all correspondence concerning this matter to the following:

Raymond Johnson
Name of Contact Person

Cytonics Corporation
Firm/ Company

555 Heritage Drive, Suite 115
Address

Jupiter, FL 33458
City/ State and Zip Code

Ray.Johnson@Cytonics.com
E-mail address: (to be used for future annual report notification)

For further information concerning this matter, please call:

Raymond Johnson at (561) 714-4894
Name of Contact Person — Area Code & Daytime Telephone Number

Enclosed is a check for the following amount made payable to the Florida Department of State:

☐ $35 Filing Fee

☒ $43.75 Filing Fee & Certificate of Status

☐ $43.75 Filing Fee & Certified Copy (Additional copy is enclosed)

☐ $52.50 Filing Fee Certificate of Status Certified Copy (Additional Copy is enclosed)

Mailing Address
Amendment Section
Division of Corporations
P.O. Box 6327
Tallahassee, FL 32314

Street Address
Amendment Section
Division of Corporations
Clifton Building
2661 Executive Center Circle
Tallahassee, FL 32301

11 FEB 14 PM 12: FILED

THIRD AMENDED AND RESTATED ARTICLES OF INCORPORATION OF CYTONICS CORPORATION

CYTONICS CORPORATION (the "Corporation"), a corporation organized and existing under and by virtue of the Florida Business Corporation Act (the "Act"), does hereby certify that:

FIRST. The name of this corporation is Cytonics Corporation (hereinafter, the "Corporation").

SECOND. The original Articles of Incorporation of the Corporation were filed on July 26, 2006, and amended and restated on April 20, 2007 and November 13, 2009 (the "Articles of Incorporation").

THIRD. The resolutions amending and restating the Corporation's Articles of Incorporation were approved by the Corporation's Board of Directors (the "Board of Directors") at a meeting convened by conference call on February 4, 2011. Shareholder action to approve the Amended and Restated Articles of Incorporation was not required.

FOURTH. The Articles of Incorporation of the Corporation are hereby amended and restated in their entirety as follows:

ARTICLE I. NAME

The name of the Corporation is "Cytonics Corporation."

ARTICLE II. NATURE OF BUSINESS

The Corporation may engage or transact in any or all lawful activities or business permitted under the laws of the United States, the State of Florida or any other state, country, territory or nation.

ARTICLE III. CAPITAL STOCK

The total number of shares of all classes, which the Corporation is authorized to issue, is Sixty Million (60,000,000) shares, consisting of:

1. Fifty Million (50,000,000) shares of common stock, $0.001 par value per share ("Common Stock"); and

2. Ten Million (10,000,000) shares of preferred stock, $0.001 par value per share ("Preferred Stock"), including One Hundred Fifty Thousand (150,000) shares designated as "Initial Preferred Stock," par value $0.001 per share (the "Initial Preferred Stock"), One Million Five Hundred Thousand (1,500,000) shares designated as "Series A Preferred Stock," par value $0.001 per share (the "Series A Preferred Stock"), and Three Million (3,000,000) shares

designated as "Series B Preferred Stock," par value $0.001 per share (the "Series B Preferred Stock").

Except as otherwise restricted by this Articles of Incorporation, the Corporation is authorized to issue from time to time all or any portion of the capital stock of the Corporation that is authorized but not issued to such person or persons and for such lawful consideration as it may deem appropriate, and generally in its absolute discretion to determine the terms and manner of any disposition of such authorized but unissued capital stock.

Any and all such shares issued for which the full consideration has been paid or delivered shall be deemed fully paid shares of capital stock, and the holder of such shares shall not be liable for any further call or assessment or any other payment thereon.

The voting powers, designations, preferences, privileges and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions of each class (and series) of capital stock of the Corporation are as hereafter provided in this Article III.

A. INITIAL PREFERRED STOCK

The first series of Preferred Stock shall be designated "Initial Preferred Stock" and shall consist of One Hundred Fifty Thousand (150,000) shares. The rights, preferences, privileges, and restrictions granted to and imposed on the Initial Preferred Stock are as set forth below.

1. Dividends.

The holders of Initial Preferred Stock shall participate in all dividends and other distributions (other than stock dividends in the nature of a stock split or the like and repurchases of securities by the Corporation not made on a *pro rata* basis from all holders of any class of the Corporation's capital stock) that are declared and paid on Common Stock on the same basis as if each share of Initial Preferred Stock had been converted into Common Stock in accordance with Section A.3 hereof immediately prior to the record date established for such dividends.

2. Liquidation Preference.

(a) Upon (i) any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, (ii) a "Sale of the Corporation" (as defined below) or (iii) a reorganization of the Corporation required by any court or administrative body in order to comply with any provision of law (each of the events referred to in clauses (i), (ii) and (iii) being referred to as a "Liquidation Event"), each holder of Initial Preferred Stock shall be entitled, after provision for the payment of the Corporation's debts and other liabilities and in parity with the holders of Series A Preferred Stock and in preference to, and, before any amount or property shall be paid or distributed on account of any "Junior Securities" (as defined below), to be paid in full in cash with respect to each share of Initial Preferred Stock out of the assets of the Corporation available for distribution to shareholders, an amount equal to the "Initial Purchase Price" (as defined below). If upon any Liquidation Event the amount available for distribution among the holders of all outstanding Initial Preferred Stock and Series A Preferred Stock is insufficient to permit the payment of the Initial Purchase Price to the holders of Initial Preferred

Stock and the Series A Purchase Price to the holders of Series A Preferred Stock, in full, then the amount available for distribution shall be distributed among the holders of the Initial Preferred Stock and the holders of Series A Preferred Stock ratably in proportion to the relative Initial Purchase Price of the Initial Preferred Stock and the Series A Purchase Price of the Series A Preferred Stock held by such holders, and the holders of Common Stock, Series B Preferred Stock and of any other Junior Securities shall in no event be entitled to participate in the distribution of any assets of the Corporation in respect of their ownership thereof. Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, after the holders of Initial Preferred Stock and the holders of Series A Preferred Stock shall have been paid in full the preferential amounts to which they shall be entitled to receive on account of their Initial Preferred Stock and Series A Preferred Stock as provided in this Section A.2(a) and Section B.2(a), respectively, then the holders of Series B Preferred Stock shall be paid in full the preferential amount to which they shall be entitled to receive on account of their Series B Preferred Stock as provided in Section C.2(a), and finally any remaining net assets of the Corporation shall be distributed ratably among the holders of Initial Preferred Stock, Series A Preferred Stock, Series B Preferred Stock and Common Stock (with each share of Initial Preferred Stock, each share of Series A Preferred Stock, and each share of Series B Preferred Stock being deemed for such purpose to equal the number of shares of Common Stock, including fractions thereof, into which such share of Initial Preferred Stock, such share of Series A Preferred Stock and such share of Series B Preferred Stock is convertible in accordance with the provisions of Section A.3, Section B.3, and Section C.3 respectively, hereof). Upon any (i) "Sale of the Corporation" or (ii) reorganization of the Corporation required by any court or administrative body in order to comply with any provision of law, after the holders of Initial Preferred Stock and the holders of Series A Preferred Stock shall have been paid in full the preferential amounts to which they shall be entitled to receive on account of their Initial Preferred Stock and Series A Preferred Stock as provided in this Section A.2(a) and Section B.2(a), respectively, any remaining net assets of the Corporation shall be distributed ratably among the holders of Initial Preferred Stock, Series A Preferred Stock, Series B Preferred Stock and Common Stock (with each share of Initial Preferred Stock, each share of Series A Preferred Stock, and each share of Series B Preferred Stock being deemed for such purpose to equal the number of shares of Common Stock, including fractions thereof, into which such share of Initial Preferred Stock, such share of Series A Preferred Stock and such share of Series B Preferred Stock is convertible in accordance with the provisions of Section A.3, Section B.3, and Section C.3 respectively, hereof).

"Sale of the Corporation" means any of the following: (a) a merger or consolidation of the Corporation into or with any other individual, partnership, corporation, limited liability company, association, trust, joint venture, unincorporated organization or other entity and any government, governmental department or agency or political subdivision thereof ("Person" or "Persons") who are not "Affiliates" (as defined below) of the Corporation in a single transaction or a series of transactions, whether or not such transactions are related, in which the shareholders of the Corporation immediately prior to such merger, consolidation, transaction or first of such series of transaction possess less than a majority of the Corporation's issued and outstanding voting capital stock immediately after such merger, consolidation, transaction or series of such transactions; or (b) a single transaction or series of transactions, whether or not such transactions are related, pursuant to which a Person or Persons who are not Affiliates of the Corporation acquire all or substantially all of the Corporation's assets determined on a consolidated basis.

"Affiliates" means, with respect to any Person other than the Corporation, any other Person that would be considered to be an affiliate of such Person under Rule 144(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act").

"Junior Securities" means any of the Corporation's Common Stock and all other capital stock and convertible securities of the Corporation other than (a) Initial Preferred Stock, (b) Series A Preferred Stock and (b) such capital stock or convertible securities of the Corporation that by their terms provide the holders thereof with rights pari passu with or senior to those of the holders of Initial Preferred Stock.

"Initial Purchase Price" means $2.00 per share of Initial Preferred Stock (as equitably adjusted to reflect any stock split, stock dividend, combination, reorganization, recapitalization, reclassification or other similar event involving the Initial Preferred Stock after the date these Articles of Incorporation are filed with the Office of the Secretary of State of Florida in accordance with the Act).

(b) Consolidation, Merger, etc. Notwithstanding Section A.2(a) hereof, neither a Sale of the Corporation nor any reorganization of the Corporation of the type referenced in clause (iii) of Section A.2(a) hereof shall be deemed to be a Liquidation Event for the purposes of this Section A.2 if the holders of more than fifty percent (50%) of the issued and outstanding Initial Preferred Stock (the "Requisite Initial Shareholders") waive in writing the provisions of this Section A.2 with respect to such event.

(c) No Effect on Conversion Rights. The provisions of this Section A.2 shall not in any way limit the right of the holders of Initial Preferred Stock to elect to convert their shares of Initial Preferred Stock into shares of Common Stock in accordance with Section A.3 hereof prior to or in connection with any Liquidation Event.

3. Conversion into Common Stock. The holders of Initial Preferred Stock shall have the following conversion rights:

(a) Voluntary Conversion. At any time, each holder of Initial Preferred Stock shall be entitled, without the payment of any additional consideration, to cause all or any portion of the shares of Initial Preferred Stock held by such holder to be converted into a number of shares of fully paid and nonassessable Common Stock determined as hereafter provided in this Section A.3(a). The shares of Initial Preferred Stock shall convert into shares of Common Stock at a ratio of one to 1.2 (the "Initial Conversion Ratio"), such that the Initial Conversion Ratio would result in 1.2 shares of Common Stock being issued upon the conversion of one share of Initial Preferred Stock. The number of shares of Common Stock into which shares of Initial Preferred Stock are convertible and the Initial Conversion Ratio are subject to adjustment from time to time as hereafter provided.

(b) Procedure for Voluntary Conversion; Effective Date. Upon the election to convert the Initial Preferred Stock made in accordance with Section A.3(a) hereof, the holders of the Initial Preferred Stock making such election shall provide written notice of such conversion (the "Voluntary Initial Conversion Notice") to the Corporation setting forth the number of shares of Initial Preferred Stock each such holder elects to convert into Common Stock (the "Elected

Initial Preferred Stock"). On the date the Voluntary Initial Conversion Notice is delivered to the Corporation, such shares of Elected Initial Preferred Stock shall thereupon be converted, without further action, into the number of shares of Common Stock provided for in Section A.3(a) hereof, and such number of shares of Common Stock into which the Elected Initial Preferred Stock is converted shall thereupon be deemed to have been issued to such holders of the Elected Initial Preferred Stock. Such holders shall as soon as practicable thereafter surrender to the Corporation at the Corporation's principal executive office the certificate or certificates evidencing the Elected Initial Preferred Stock, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto), or an affidavit or agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred in connection with the loss of such certificate or certificates ("Affidavit of Loss"). Upon surrender of such certificates or delivery of an Affidavit of Loss with respect thereto, the Corporation shall issue and deliver to the holder so surrendering such certificates or to such holder's designee, at an address designated by such holder, certificates for the number of shares of Common Stock into which such holder's Elected Initial Preferred Stock shall have been converted. The issuance of certificates for shares of Common Stock upon conversion of Elected Initial Preferred Stock will be made without charge to the holders of such shares for any issuance tax in respect thereof or other costs incurred by the Corporation in connection with such conversion and the related issuance of such stock. Notwithstanding anything to the contrary set forth in this Section A.3(c), in the event that the holders of shares of Initial Preferred Stock elect to convert such shares pursuant to Section A.3(a) hereof in connection with any Liquidation Event or any other specified event, (i) such conversion may at the election of such holders be conditioned upon the consummation of such Liquidation Event or the occurrence of such other specified event, in which case, such conversion shall not be deemed to be effective until the consummation of such Liquidation Event or the occurrence of such other specified event and (ii) if such Liquidation Event or other specified event is consummated or occurs, all shares of Elected Initial Preferred Stock shall be deemed to have been converted into shares of Common Stock immediately prior thereto.

(c) Automatic Conversion. Each share of Initial Preferred Stock shall automatically be converted, without the payment of any additional consideration, into the number of shares of Common Stock provided for in Section A.3(a) immediately upon (i) the consummation of the Corporation's first underwritten public offering resulting in at least Twenty Million ($20,000,000) of proceeds to the Corporation net of underwriting discounts and commissions and offering expenses (a "Qualified Public Offering"); provided that if a Qualified Public Offering is consummated, all outstanding shares of Initial Preferred Stock shall be deemed to have been converted into shares of Common Stock as provided in this Section A.3 immediately prior to such consummation. Upon the consummation of a Qualified Public Offering, all accrued but unpaid cash dividends, whether or not declared, payable to holders of Initial Preferred Stock shall be canceled.

(d) Procedure for Automatic Conversion. As of the date of, and in all cases subject to, the consummation of a Qualified Public Offering, all outstanding shares of Initial Preferred Stock shall be converted automatically, without further action, into the number of shares of Common Stock provided for in Section A.3(a), and such number of shares of Common Stock into which the Initial Preferred Stock is converted shall be deemed to have been issued to the

holders of Initial Preferred Stock. Such holders shall as soon as practicable thereafter surrender the certificate or certificates evidencing the Initial Preferred Stock, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto) or an Affidavit of Loss with respect thereto. Upon surrender of such certificates or delivery of an Affidavit of Loss with respect thereto, the Corporation shall issue and deliver to such holder so surrendering such certificates or to such holder's designee, promptly (and in any event in such time as is sufficient to enable such holder to participate in such Qualified Public Offering) at an address designated by such holder, certificates for the number of shares of Common Stock into which such holder's Initial Preferred Stock shall have been converted.

(e) Fractional Shares; Partial Conversion. No fractional shares shall be issued upon conversion of any shares of Initial Preferred Stock. All shares of Common Stock (including fractions thereof) issuable upon conversion of Initial Preferred Stock by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If any fractional interest in a share of Common Stock would, except for the provisions of the first sentence of this paragraph (e), be delivered upon any such conversion, the Corporation, in lieu of delivering the fractional share thereof, shall pay to the holder surrendering the Initial Preferred Stock for conversion an amount in cash equal to the current fair market value of such fractional interest as determined in good faith by the Board of Directors. In case the number of shares of Initial Preferred Stock represented by the certificate or certificates surrendered for conversion exceeds the number of shares converted, the Corporation shall, upon such conversion, execute and deliver to the holder thereof, at the expense of the Corporation, a new certificate or certificates for the number of shares of Initial Preferred Stock represented by the certificate or certificates surrendered that are not to be converted.

4. Adjustments.

(a) Adjustments for Subdivisions, Combinations or Consolidation of Common Stock. In the event the outstanding shares of Common Stock shall be subdivided by stock split, stock dividends or otherwise, into a greater number of shares of Common Stock, the Initial Conversion Ratio then in effect with respect to Initial Preferred Stock shall, concurrently with the effectiveness of such subdivision, be proportionately increased so that the number of shares of Common Stock issuable on conversion of any shares of Initial Preferred Stock shall be increased in proportion to such increase in outstanding shares. In the event the outstanding shares of Common Stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number of shares of Common Stock, the Initial Conversion Ratio then in effect with respect to Initial Preferred Stock shall, concurrently with the effectiveness of such combination or consolidation, be proportionately decreased so that the number of shares of Common Stock issuable on conversion of any shares of Initial Preferred Stock shall be decreased in proportion to such decrease in outstanding shares.

(b) Adjustments for Reclassification, Exchange and Substitution. If the Common Stock issuable upon conversion of the Initial Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock or into any other securities or property, whether by capital reorganization, reclassification, merger, combination of shares, recapitalization, consolidation, business combination or other similar transaction (other than a subdivision or combination of shares provided for above), each share of Initial Preferred Stock

shall thereafter be convertible into the number of shares of stock or other securities or property to which a holder of the number of shares of Common Stock of the Corporation deliverable upon conversion of such share of Initial Preferred Stock shall have been entitled upon such capital reorganization, reclassification, merger, combination of shares, recapitalization, consolidation, business combination or other similar transaction if immediately prior to such capital reorganization, reclassification, merger, combination of shares, recapitalization, consolidation, business combination or other similar transaction such holder had converted such holder's Initial Preferred Stock into Common Stock. The provisions of this Section A.4(b) shall similarly apply to successive capital reorganizations, reclassifications, mergers, combinations of shares, recapitalizations, consolidations, business combinations or other transactions. The Corporation shall not effect any Sale of the Corporation that is not, in accordance with Section A.2(b) hereof, a Liquidation Event unless prior to or simultaneously with the consummation thereof the successor Corporation or purchaser, as the case may be, shall assume by written instrument the obligation to deliver to the holders of Initial Preferred Stock such shares of stock, securities or assets as, in accordance with the foregoing provisions, each such holder is entitled to receive.

(c) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Initial Conversion Ratio pursuant to this Section A.4, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Initial Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based and the Initial Conversion Ratio then in effect. The Corporation shall, upon the written request at any time by any holder of Initial Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Initial Conversion Ratio at the time in effect, and (iii) the number of shares of Common Stock and the amount, if any, of other property that at the time would be received upon the conversion of such holder's Initial Preferred Stock.

(d) Rounding. All calculations under this Section A.4 shall be made to the nearest share.

5. Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the issued or issuable shares of Initial Preferred Stock, such number of its shares of Common Stock as the case may be, as shall from time to time be sufficient to effect the conversion of all outstanding shares of Initial Preferred Stock, and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Initial Preferred Stock, the Corporation will take all such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

6. No Closing of Transfer Books. The Corporation shall not close its books against the transfer of shares of Initial Preferred Stock in any manner that would interfere with the timely conversion of any shares of Initial Preferred Stock in accordance with the provisions hereof.

7. Notice.

(a) Liquidation Events, Extraordinary Transactions, Etc. In the event (i) the Corporation establishes a record date to determine the holders of any class of securities who are entitled to receive any dividend or other distribution or who are entitled to vote at a meeting (or by written consent) in connection with any Liquidation Event or (ii) any Liquidation Event is approved by the Board of Directors and the Corporation enters into any agreement with respect thereto, the Corporation shall mail or cause to be mailed by first class mail (postage prepaid) to each holder of Initial Preferred Stock at least ten (10) days prior to such record date specified therein or the expected effective date of any such transaction, a notice specifying (A) the date of such record date for the purpose of such dividend or distribution or meeting or consent and a description of such dividend or distribution or the action to be taken at such meeting or by such consent, (B) the date on which any such Liquidation Event is expected to become effective and, in the case of a Sale of the Corporation, the identity of the parties thereto, and (C) the date on which the books of the Corporation shall close or a record shall be taken with respect to any such event.

(b) Waiver of Notice. The Requisite Initial Shareholders may at any time upon written notice to the Corporation waive, either prospectively or retrospectively, any notice provisions specified herein, and any such waiver shall be effective as to all holders of Initial Preferred Stock.

(c) General. In the event that the Corporation provides any notice, report or statement to all holders of Common Stock, the Corporation shall at the same time provide a copy of any such notice, report or statement to each holder of outstanding shares of Initial Preferred Stock.

8. Voting.

(a) Voting Generally. Except as otherwise required by law or provided in Section A.8(b) hereof, the holder of each share of Initial Preferred Stock shall vote with holders of Common Stock, voting together as single class, upon all matters submitted to a vote of shareholders. For such purpose, each holder of Initial Preferred Stock shall be entitled to the number of votes per share of Initial Preferred Stock as equals the largest number of shares of Common Stock into which each share of Initial Preferred Stock may be converted pursuant to Section A.3 hereof on the record date fixed for the determination of shareholders entitled to vote or on the effective date of any written consent of shareholders, as applicable. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula with respect to any holder of Initial Preferred Stock shall be rounded to the nearest whole number (with one-half rounded upward to one). There shall be no cumulative voting.

(b) Class Voting. The holders of Initial Preferred Stock shall vote as a separate single class on any proposed amendment to these Amended and Restated Articles of Incorporation which will adversely affect the rights, privileges, and preferences of Initial Preferred Stock or otherwise designate a class of Preferred Stock that will have rights, privileges and preferences pari passu or senior to those of Initial Preferred Stock.

B. SERIES A PREFERRED STOCK

The second series of Preferred Stock shall be designated "Series A Preferred Stock" and shall consist of One Million Five Hundred Thousand (1,500,000) shares. The rights, preferences, privileges, and restrictions granted to and imposed on the Series A Preferred Stock are as set forth below.

1. Dividends.

The holders of Series A Preferred Stock shall participate in all dividends and other distributions (other than stock dividends in the nature of a stock split or the like and repurchases of securities by the Corporation not made on a *pro rata* basis from all holders of any class of the Corporation's capital stock) that are declared and paid on Common Stock on the same basis as if each share of Series A Preferred Stock had been converted into Common Stock in accordance with Section B.3 hereof immediately prior to the record date established for such dividends.

2. Liquidation Preference.

(a) Upon the occurrence of a Liquidation Event, each holder of Series A Preferred Stock shall be entitled, after provision for the payment of the Corporation's debts and other liabilities and in parity with the holders of Initial Preferred Stock and in preference to, and, before any amount or property shall be paid or distributed on account of any "Junior Securities" (as defined above), to be paid in full in cash with respect to each share of Series A Preferred Stock out of the assets of the Corporation available for distribution to shareholders, an amount equal to the "Series A Purchase Price" (as defined below). If upon any Liquidation Event the amount available for distribution among the holders of all outstanding Initial Preferred Stock and Series A Preferred Stock is insufficient to permit the payment of the Initial Purchase Price to the holders of Initial Preferred Stock and the Series A Purchase Price to the holders of Series A Preferred Stock, in full, then the amount available for distribution shall be distributed among the holders of the Initial Preferred Stock and the holders of Series A Preferred Stock ratably in proportion to the relative Initial Purchase Price of the Initial Preferred Stock and the Series A Purchase Price of the Series A Preferred Stock held by such holders, and the holders of Common Stock, Series B Preferred Stock and of any other Junior Securities shall in no event be entitled to participate in the distribution of any assets of the Corporation in respect of their ownership thereof. Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, after the holders of Initial Preferred Stock and the holders of Series A Preferred Stock shall have been paid in full the preferential amounts to which they shall be entitled to receive on account of their Initial Preferred Stock and Series A Preferred Stock as provided in Section A.2(a) and this Section B.2(a), respectively, then the holders of Series B Preferred Stock shall be paid in full the preferential amount to which they shall be entitled to receive on account of their Series B Preferred Stock as provided in Section C.2(a), and finally any remaining net assets of the Corporation shall be distributed ratably among the holders of Initial Preferred Stock, Series A Preferred Stock, Series B Preferred Stock and Common Stock (with each share of Initial Preferred Stock, each share of Series A Preferred Stock, and each share of Series B Preferred Stock being deemed for such purpose to equal the number of shares of Common Stock, including fractions thereof, into which such share of Initial Preferred Stock, such share of Series A Preferred Stock and such share of Series B Preferred Stock is convertible in accordance with the

provisions of Section A.3, Section B.3, and Section C.3 respectively, hereof). Upon any (i) "Sale of the Corporation" or (ii) reorganization of the Corporation required by any court or administrative body in order to comply with any provision of law, after the holders of Initial Preferred Stock and the holders of Series A Preferred Stock shall have been paid in full the preferential amounts to which they shall be entitled to receive on account of their Initial Preferred Stock and Series A Preferred Stock as provided in Section A.2(a) and this Section B.2(a), respectively, any remaining net assets of the Corporation shall be distributed ratably among the holders of Initial Preferred Stock, Series A Preferred Stock, Series B Preferred Stock and Common Stock (with each share of Initial Preferred Stock, each share of Series A Preferred Stock, and each share of Series B Preferred Stock being deemed for such purpose to equal the number of shares of Common Stock, including fractions thereof, into which such share of Initial Preferred Stock, such share of Series A Preferred Stock and such share of Series B Preferred Stock is convertible in accordance with the provisions of Section A.3, Section B.3, and Section C.3 respectively, hereof).

"Series A Purchase Price" means \$4.00 per share of Series A Preferred Stock (as equitably adjusted to reflect any stock split, stock dividend, combination, reorganization, recapitalization, reclassification or other similar event involving the Series A Preferred Stock after the date these Articles of Incorporation are filed with the Office of the Secretary of State of Florida in accordance with the Act).

(b) Consolidation, Merger, etc. Notwithstanding Section B.2(a) hereof, neither a Sale of the Corporation nor any reorganization of the Corporation of the type referenced in clause (iii) of Section A.2(a) hereof shall be deemed to be a Liquidation Event for the purposes of this Section B.2 if the holders of more than fifty percent (50%) of the issued and outstanding Series A Preferred Stock (the "Requisite Series A Shareholders") waive in writing the provisions of this Section B.2 with respect to such event.

(c) No Effect on Conversion Rights. The provisions of this Section B.2 shall not in any way limit the right of the holders of Series A Preferred Stock to elect to convert their shares of Series A Preferred Stock into shares of Common Stock in accordance with Section B.3 hereof prior to or in connection with any Liquidation Event.

3. Conversion into Common Stock. The holders of Series A Preferred Stock shall have the following conversion rights:

(a) Voluntary Conversion. At any time, each holder of Series A Preferred Stock shall be entitled, without the payment of any additional consideration, to cause all or any portion of the shares of Series A Preferred Stock held by such holder to be converted into a number of shares of fully paid and nonassessable Common Stock determined as hereafter provided in this Section B.3(a). The shares of Series A Preferred Stock shall convert into shares of Common Stock at a ratio of one to one (the "Series A Conversion Ratio"), such that the Series A Conversion Ratio would result in one share of Common Stock being issued upon the conversion of one share of Series A Preferred Stock. The number of shares of Common Stock into which shares of Series A Preferred Stock are convertible and the Series A Conversion Ratio are subject to adjustment from time to time as hereafter provided.

(b) Procedure for Voluntary Conversion: Effective Date. Upon the election to convert the Series A Preferred Stock made in accordance with Section B.3(a) hereof, the holders of the Series A Preferred Stock making such election shall provide written notice of such conversion (the "Series A Voluntary Conversion Notice") to the Corporation setting forth the number of shares of Series A Preferred Stock each such holder elects to convert into Common Stock (the "Elected Series A Preferred Stock"). On the date the Series A Voluntary Conversion Notice is delivered to the Corporation, such shares of Elected Series A Preferred Stock shall thereupon be converted, without further action, into the number of shares of Common Stock provided for in Section B.3(a) hereof, and such number of shares of Common Stock into which the Elected Series A Preferred Stock is converted shall thereupon be deemed to have been issued to such holders of the Elected Series A Preferred Stock. Such holders shall as soon as practicable thereafter surrender to the Corporation at the Corporation's principal executive office the certificate or certificates evidencing the Elected Series A Preferred Stock, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto), or an Affidavit of Loss. Upon surrender of such certificates or delivery of an Affidavit of Loss with respect thereto, the Corporation shall issue and deliver to the holder so surrendering such certificates or to such holder's designee, at an address designated by such holder, certificates for the number of shares of Common Stock into which such holder's Elected Series A Preferred Stock shall have been converted. The issuance of certificates for shares of Common Stock upon conversion of Elected Series A Preferred Stock will be made without charge to the holders of such shares for any issuance tax in respect thereof or other costs incurred by the Corporation in connection with such conversion and the related issuance of such stock. Notwithstanding anything to the contrary set forth in this Section B.3(c), in the event that the holders of shares of Series A Preferred Stock elect to convert such shares pursuant to Section B.3(a) hereof in connection with any Liquidation Event or any other specified event, (i) such conversion may at the election of such holders be conditioned upon the consummation of such Liquidation Event or the occurrence of such other specified event, in which case, such conversion shall not be deemed to be effective until the consummation of such Liquidation Event or the occurrence of such other specified event and (ii) if such Liquidation Event or other specified event is consummated or occurs, all shares of Elected Series A Preferred Stock shall be deemed to have been converted into shares of Common Stock immediately prior thereto.

(c) Automatic Conversion. Each share of Series A Preferred Stock shall automatically be converted, without the payment of any additional consideration, into the number of shares of Common Stock provided for in Section B.3(a) immediately upon a Qualified Public Offering; provided that if a Qualified Public Offering is consummated, all outstanding shares of Series A Preferred Stock shall be deemed to have been converted into shares of Common Stock as provided in this Section B.3 immediately prior to such consummation. Upon the consummation of a Qualified Public Offering, all accrued but unpaid cash dividends, whether or not declared, payable to holders of Series A Preferred Stock shall be canceled.

(d) Procedure for Automatic Conversion. As of the date of, and in all cases subject to, the consummation of a Qualified Public Offering, all outstanding shares of Series A Preferred Stock shall be converted automatically, without further action, into the number of shares of Common Stock provided for in Section B.3(a), and such number of shares of Common Stock into which the Series A Preferred Stock is converted shall be deemed to have been issued to the holders of Series A Preferred Stock. Such holders shall as soon as practicable thereafter

surrender the certificate or certificates evidencing the Series A Preferred Stock, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto) or an Affidavit of Loss with respect thereto. Upon surrender of such certificates or delivery of an Affidavit of Loss with respect thereto, the Corporation shall issue and deliver to such holder so surrendering such certificates or to such holder's designee, promptly (and in any event in such time as is sufficient to enable such holder to participate in such Qualified Public Offering) at an address designated by such holder, certificates for the number of shares of Common Stock into which such holder's Series A Preferred Stock shall have been converted.

(e) Fractional Shares; Partial Conversion. No fractional shares shall be issued upon conversion of any shares of Series A Preferred Stock. All shares of Common Stock (including fractions thereof) issuable upon conversion of Series A Preferred Stock by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If any fractional interest in a share of Common Stock would, except for the provisions of the first sentence of this paragraph (e), be delivered upon any such conversion, the Corporation, in lieu of delivering the fractional share thereof, shall pay to the holder surrendering the Series A Preferred Stock for conversion an amount in cash equal to the current fair market value of such fractional interest as determined in good faith by the Board of Directors. In case the number of shares of Series A Preferred Stock represented by the certificate or certificates surrendered for conversion exceeds the number of shares converted, the Corporation shall, upon such conversion, execute and deliver to the holder thereof, at the expense of the Corporation, a new certificate or certificates for the number of shares of Series A Preferred Stock represented by the certificate or certificates surrendered that are not to be converted.

4. Adjustments.

(a) Adjustments for Subdivisions, Combinations or Consolidation of Common Stock. In the event the outstanding shares of Common Stock shall be subdivided by stock split, stock dividends or otherwise, into a greater number of shares of Common Stock, the Series A Conversion Ratio then in effect with respect to Series A Preferred Stock shall, concurrently with the effectiveness of such subdivision, be proportionately increased so that the number of shares of Common Stock issuable on conversion of any shares of Series A Preferred Stock shall be increased in proportion to such increase in outstanding shares. In the event the outstanding shares of Common Stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number of shares of Common Stock, the Series A Conversion Ratio then in effect with respect to Series A Preferred Stock shall, concurrently with the effectiveness of such combination or consolidation, be proportionately decreased so that the number of shares of Common Stock issuable on conversion of any shares of Series A Preferred Stock shall be decreased in proportion to such decrease in outstanding shares.

(b) Adjustments for Reclassification, Exchange and Substitution. If the Common Stock issuable upon conversion of the Series A Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock or into any other securities or property, whether by capital reorganization, reclassification, merger, combination of shares, recapitalization, consolidation, business combination or other similar transaction (other than a subdivision or combination of shares provided for above), each share of Series A Preferred Stock shall thereafter be convertible into the number of shares of stock or other securities or property to

which a holder of the number of shares of Common Stock of the Corporation deliverable upon conversion of such share of Series A Preferred Stock shall have been entitled upon such capital reorganization, reclassification, merger, combination of shares, recapitalization, consolidation, business combination or other similar transaction if immediately prior to such capital reorganization, reclassification, merger, combination of shares, recapitalization, consolidation, business combination or other similar transaction such holder had converted such holder's Series A Preferred Stock into Common Stock. The provisions of this Section B.4(b) shall similarly apply to successive capital reorganizations, reclassifications, mergers, combinations of shares, recapitalizations, consolidations, business combinations or other transactions. The Corporation shall not effect any Sale of the Corporation that is not, in accordance with Section B.2(b) hereof, a Liquidation Event unless prior to or simultaneously with the consummation thereof the successor Corporation or purchaser, as the case may be, shall assume by written instrument the obligation to deliver to the holders of Series A Preferred Stock such shares of stock, securities or assets as, in accordance with the foregoing provisions, each such holder is entitled to receive.

(c) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Series A Conversion Ratio pursuant to this Section B.4, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series A Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based and the Series A Conversion Ratio then in effect. The Corporation shall, upon the written request at any time by any holder of Series A Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Series A Conversion Ratio at the time in effect, and (iii) the number of shares of Common Stock and the amount, if any, of other property that at the time would be received upon the conversion of such holder's Series A Preferred Stock.

(d) Rounding. All calculations under this Section B.4 shall be made to the nearest share.

5. Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the issued or issuable shares of Series A Preferred Stock, such number of its shares of Common Stock as the case may be, as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series A Preferred Stock, and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Series A Preferred Stock, the Corporation will take all such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

6. No Closing of Transfer Books. The Corporation shall not close its books against the transfer of shares of Series A Preferred Stock in any manner that would interfere with the timely conversion of any shares of Series A Preferred Stock in accordance with the provisions hereof.

7. Notice.

(a) Liquidation Events, Extraordinary Transactions, Etc. In the event (i) the Corporation establishes a record date to determine the holders of any class of securities who are entitled to receive any dividend or other distribution or who are entitled to vote at a meeting (or by written consent) in connection with any Liquidation Event or (ii) any Liquidation Event is approved by the Board of Directors and the Corporation enters into any agreement with respect thereto, the Corporation shall mail or cause to be mailed by first class mail (postage prepaid) to each holder of Series A Preferred Stock at least ten (10) days prior to such record date specified therein or the expected effective date of any such transaction, a notice specifying (A) the date of such record date for the purpose of such dividend or distribution or meeting or consent and a description of such dividend or distribution or the action to be taken at such meeting or by such consent, (B) the date on which any such Liquidation Event is expected to become effective and, in the case of a Sale of the Corporation, the identity of the parties thereto, and (C) the date on which the books of the Corporation shall close or a record shall be taken with respect to any such event.

(b) Waiver of Notice. The Requisite Series A Shareholders may at any time upon written notice to the Corporation waive, either prospectively or retrospectively, any notice provisions specified herein, and any such waiver shall be effective as to all holders of Series A Preferred Stock.

(c) General. In the event that the Corporation provides any notice, report or statement to all holders of Common Stock, the Corporation shall at the same time provide a copy of any such notice, report or statement to each holder of outstanding shares of Series A Preferred Stock.

8. Voting.

(a) Voting Generally. Except as otherwise required by law or provided in Section B.8(b) hereof, the holder of each share of Series A Preferred Stock shall vote with holders of Common Stock, voting together as single class, upon all matters submitted to a vote of shareholders. For such purpose, each holder of Series A Preferred Stock shall be entitled to the number of votes per share of Series A Preferred Stock as equals the largest number of shares of Common Stock into which each share of Series A Preferred Stock may be converted pursuant to Section B.3 hereof on the record date fixed for the determination of shareholders entitled to vote or on the effective date of any written consent of shareholders, as applicable. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula with respect to any holder of Series A Preferred Stock shall be rounded to the nearest whole number (with one-half rounded upward to one). There shall be no cumulative voting..

(b) Class Voting. The holders of Series A Preferred Stock shall vote as a separate single class on any proposed amendment to these Amended and Restated Articles of Incorporation which will adversely affect the rights, privileges, and preferences of Series A Preferred Stock or otherwise designate a class of Preferred Stock that will have rights, privileges and preferences pari passu or senior to those of Series A Preferred Stock.

9. Participation Rights. If the Company proposes to issue any Common Stock or any securities of the Company which entitle the holder thereof to acquire Common Stock (collectively, "New Issue Securities"), the Company shall first offer the New Issue Securities to the holders of Series A Preferred Stock in accordance with the following provisions:

(a) The Company shall give a written notice to the holders of Series A Preferred Stock (the "Participation Notice") stating (i) its intention to issue the New Issue Securities, (ii) the number and description of the New Issue Securities proposed to be issued and (iii) the proposed purchase price (calculated as of the proposed issuance date) and the other terms and conditions upon which the Company is proposing to offer the New Issue Securities.

(b) Transmittal of the Participation Notice to the holders of Series A Preferred Stock by the Company shall constitute an offer by the Company to sell each holder of Series A Preferred Stock the number of New Issue Securities in order for the holder to maintain an equivalent percentage ownership in the Company (assuming the conversion of all outstanding Preferred Stock into Common Stock and the exercise of all outstanding options of the Company, as of the date of the Participation Notice) for the price and upon the terms and conditions set forth in the Participation Notice. For a period of five (5) business days after receipt of the of the Participation Notice to the holders of Series A Preferred Stock, each holder of Series A Preferred Stock shall have the option, exercisable by written notice to the Company, to accept (the "Notice of Acceptance") the Company's offer as to all or any part of such holder's proportionate number of the New Issue Securities. If two or more types of New Issue Securities are to be issued or New Issue Securities are to be issued together with other types of securities, including, without limitation, debt securities, in a single transaction or related transactions, the rights to purchase New Issue Securities granted to the holders of Series A Preferred Stock under this Section must be exercised to purchase all types of New Issue Securities and such other securities in the same proportion as such New Issue Securities and other securities are to be issued by the Company.

(c) The Company shall have ninety (90) days after the date of the Participation Notice to offer, issue, sell or exchange all or any part of the New Issue Securities as to which a Notice of Acceptance has not been given by the holders of Series A Preferred Stock, but only upon terms and conditions that are not more favorable to the acquiring person or persons or less favorable to the Company than those set forth in the Participation Notice.

(d) The participation rights contained in this Section shall not apply to the issuance and sale by the Company, from time to time hereafter, of (i) shares of the Common Stock or any securities of the Company which entitle the holder thereof to acquire Common Stock to employees, officers, or directors of, or consultants to, the Company, as compensation for their services to the Company pursuant to arrangements approved by the Board of Directors, (ii) shares of Common Stock issued and sold in a firm commitment underwritten public offering (which shall not include an equity line of credit or similar financing arrangement) resulting in net proceeds to the Company of in excess of $15,000,000 or (iii) shares of Common Stock issued as consideration for the acquisition of another company or business in which the shareholders of the Company do not have a majority ownership interest, which acquisition has been approved by the Board of Directors or (iv) shares of Common Stock issuable upon the exercise of outstanding securities of the Company which entitle the holder thereof to acquire Common Stock (but not amendments thereto).

10. Registration Rights.

(a) Form S-3 Demand. If at any time when it is eligible to use a Form S-3 registration statement, the Company receives a request from holders of at least 50% of the Series A Preferred Stock then outstanding ("Initiating Series A Holders") that the Company file a Form S-3 registration statement with respect to the shares of Common Stock issuable upon conversion of such holder's Series A Preferred Stock having an anticipated aggregate offering price, of at least $5 million, then the Company shall (i) within ten (10) days after the date such request is given, give notice thereof (the "Series A Demand Notice") to all holders of Series A Preferred Stock other than the Initiating Series A Holders; and (ii) as soon as practicable, and in any event within one hundred twenty days (120) after the date such request is given by the Initiating Series A Holders, file a Form S-3 registration statement under the Securities Act covering all shares of Common Stock issuable upon conversion of Series A Preferred Stock requested to be included in such registration by any other holders, as specified by notice given by each such holder to the Company within twenty (20) days of the date the Series A Demand Notice is given, and in each case, subject to the limitations of Section B.10(b).

(b) Notwithstanding the foregoing obligations, if the Company furnishes to holders requesting a registration pursuant to Section B.10(a) a certificate signed by the Company's chief executive officer stating that in the good faith judgment of the Board of Directors it would be materially detrimental to the Company and its stockholders for such registration statement to either become effective or remain effective for as long as such registration statement otherwise would be required to remain effective, because such action would (i) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving the Company; (ii) require premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential; or (iii) render the Company unable to comply with requirements under the Securities Act or Securities Exchange Act of 1934, as amended, then the Company shall have the right to defer taking action with respect to such filing, and any time periods with respect to filing or effectiveness thereof shall be tolled correspondingly, for a period of not more than one hundred twenty (120) days after the request of the Initiating Series A Holders is given; provided, however, that the Company may not invoke this right more than once in any twelve (12) month period.

(c) Company Registration. If the Company proposes to register any of its Common Stock under the Securities Act, in connection with the public offering of such securities solely for cash, other than (i) a registration relating to the sale of securities to employees of the Company pursuant to a stock option, stock purchase, or similar plan; (ii) a registration relating to transaction pursuant to Rule 145 promulgated by the Securities and Exchange Commission under the Securities Act; or (iii) a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered, the Company shall, at such time, promptly give each holder of Series A Preferred Stock notice of such registration. Upon the request of each such holder given within twenty (20) days after such notice is given by the Company, the Company shall cause to be registered all of the shares of Common Stock issuable upon conversion of such holder's Series A Preferred Stock that each such holder has requested to be included in such registration.

(d) Obligations of the Company. Whenever required under this Section B.10 to effect the registration of any shares of Common Stock issuable upon conversion of Series A Preferred Stock, the Company shall, as expeditiously as reasonably possible:

(i) prepare and file with the SEC a registration statement with respect to such securities and use its commercially reasonable efforts to cause such registration statement to become effective and, upon the request of the holders of a majority of the Series A Preferred Stock requesting registration, keep such registration statement effective for a period of up to one hundred twenty (120) days or, if earlier, until the distribution contemplated in the registration statement has been completed; and

(ii) prepare and file with the SEC such amendments and supplements to such registration statement, and the prospectus used in connection with such registration statement, as may be necessary to comply with the Securities Act in order to enable the disposition of all securities covered by such registration statement.

(e) Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section B.10 with respect to the Common Stock issuable upon conversion of any selling holder that such holder shall furnish to the Company such information regarding itself, the securities held by it, and the intended method of disposition of such securities as is reasonably required to effect the registration.

(f) Indemnification. If any securities are included in a registration statement under this Section B.10:

(i) To the extent permitted by law, the Company will indemnify and hold harmless each selling holder, and the partners, members, officers, directors, and stockholders of each such holder; legal counsel and accountants for each such holder; any underwriter (as defined in the Securities Act) for each such holder; and each person, if any, who controls such holder or underwriter within the meaning of the Securities Act, against any damages, and the Company will pay to each such holder, underwriter, controlling person, or other aforementioned person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, nor shall the Company be liable for any damages to the extent that they arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of any such holder, underwriter, controlling person, or other aforementioned person expressly for use in connection with such registration.

(ii) To the extent permitted by law, each selling holder, severally and not jointly, will indemnify and hold harmless the Company, and each of its directors, each of its officers who has signed the registration statement, each person, if any, who controls the Company within the meaning of the Securities Act, legal counsel and accountants for the Company, any underwriter (as defined in the Securities Act), any other holder selling securities in such registration statement, and any controlling person of any such underwriter or other

holder, against any damages, in each case only to the extent that such damages arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of such selling holder expressly for use in connection with such registration; and each such selling holder will pay to the Company and each other aforementioned person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the holder, which consent shall not be unreasonably withheld; and provided further that in no event shall any indemnity under this Section exceed the proceeds from the offering received by such holder, except in the case of fraud or willful misconduct by such holder.

C. SERIES B PREFERRED STOCK

The third series of Preferred Stock shall be designated "Series B Preferred Stock" and shall consist of Three Million (3,000,000) shares. The rights, preferences, privileges, and restrictions granted to and imposed on the Series B Preferred Stock are as set forth below.

1. Dividends.

The holders of Series B Preferred Stock shall participate in all dividends and other distributions (other than stock dividends in the nature of a stock split or the like and repurchases of securities by the Corporation not made on a *pro rata* basis from all holders of any class of the Corporation's capital stock) that are declared and paid on Common Stock on the same basis as if each share of Series B Preferred Stock had been converted into Common Stock in accordance with Section C.3 hereof immediately prior to the record date established for such dividends.

2. Liquidation Preference.

(a) Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, each holder of Series B Preferred Stock shall be entitled, after provision for the payment of the Corporation's debts and other liabilities and after the holders of Initial Preferred Stock and Series A Preferred Stock shall have been paid in full the preferential amounts to which they shall be entitled to receive on account of their Initial Preferred Stock and Series A Preferred Stock as provided in Section A.2(a) and Section B.2(a), and in preference to, and, before any amount or property shall be paid or distributed on account of any "Junior Securities," to be paid in full in cash with respect to each share of Series B Preferred Stock out of the assets of the Corporation available for distribution to shareholders, an amount equal to the "Series B Purchase Price." If upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary the amount available for distribution among the holders of all outstanding Series B Preferred Stock is insufficient to permit the payment of the Series B Purchase Price to the holders of Series B Preferred Stock, in full, then the amount available for distribution shall be distributed among the holders of the Series B Preferred Stock ratably in proportion to the relative Series B Purchase Price of the Series B Preferred Stock held by such holders, and the holders of Common Stock and of any other Junior Securities shall in no event be entitled to participate in the distribution of any assets of the Corporation in respect of their

ownership thereof. Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, after the holders of Series B Preferred Stock shall have been paid in full the preferential amounts to which they shall be entitled to receive on account of their Series B Preferred Stock as provided in this Section C.2(a), any remaining net assets of the Corporation shall be distributed ratably among the holders of Initial Preferred Stock, Series A Preferred Stock, Series B Preferred Stock and Common Stock (with each share of Initial Preferred Stock, each share of Series A Preferred Stock, and each share of Series B Preferred Stock being deemed for such purpose to equal the number of shares of Common Stock, including fractions thereof, into which such share of Initial Preferred Stock, such share of Series A Preferred Stock and such share of Series B Preferred Stock is convertible in accordance with the provisions of Section A.3, Section B.3, and Section C.3 respectively, hereof). Upon any (i) "Sale of the Corporation" or (ii) reorganization of the Corporation required by any court or administrative body in order to comply with any provision of law, after the holders of Initial Preferred Stock and the holders of Series A Preferred Stock shall have been paid in full the preferential amounts to which they shall be entitled to receive on account of their Initial Preferred Stock and Series A Preferred Stock as provided in Section A.2(a) and Section B.2(a), respectively, any remaining net assets of the Corporation shall be distributed ratably among the holders of Initial Preferred Stock, Series A Preferred Stock, Series B Preferred Stock and Common Stock (with each share of Initial Preferred Stock, each share of Series A Preferred Stock, and each share of Series B Preferred Stock being deemed for such purpose to equal the number of shares of Common Stock, including fractions thereof, into which such share of Initial Preferred Stock, such share of Series A Preferred Stock and such share of Series B Preferred Stock is convertible in accordance with the provisions of Section A.3, Section B.3, and Section C.3 respectively, hereof).

"Series B Purchase Price" means the price per share paid by a holder of Series B Preferred Stock for such Series B Preferred Stock (as equitably adjusted to reflect any stock split, stock dividend, combination, reorganization, recapitalization, reclassification or other similar event involving the Series B Preferred Stock after the date these Articles of Incorporation are filed with the Office of the Secretary of State of Florida in accordance with the Act).

(b) Consolidation, Merger, etc. Notwithstanding Section C.2(a) hereof, neither a Sale of the Corporation nor any reorganization of the Corporation of the type referenced in clause (iii) of Section A.2(a) hereof shall be deemed to be a Liquidation Event for the purposes of this Section C.2 if the holders of more than fifty percent (50%) of the issued and outstanding Series B Preferred Stock (the "Requisite Series B Shareholders") waive in writing the provisions of this Section C.2 with respect to such event.

(c) No Effect on Conversion Rights. The provisions of this Section C.2 shall not in any way limit the right of the holders of Series B Preferred Stock to elect to convert their shares of Series B Preferred Stock into shares of Common Stock in accordance with Section C.3 hereof prior to or in connection with any Liquidation Event.

3. Conversion into Common Stock. The holders of Series B Preferred Stock shall have the following conversion rights:

(a) Voluntary Conversion. At any time, each holder of Series B Preferred Stock shall be entitled, without the payment of any additional consideration, to cause all or any portion of

the shares of Series B Preferred Stock held by such holder to be converted into a number of shares of fully paid and nonassessable Common Stock determined as hereafter provided in this Section C.3(a). The shares of Series B Preferred Stock shall convert into shares of Common Stock at a ratio of one to one (the "Series B Conversion Ratio"), such that the Series B Conversion Ratio would result in one share of Common Stock being issued upon the conversion of one share of Series B Preferred Stock. The number of shares of Common Stock into which shares of Series B Preferred Stock are convertible and the Series B Conversion Ratio are subject to adjustment from time to time as hereafter provided.

(b) Procedure for Voluntary Conversion: Effective Date. Upon the election to convert the Series B Preferred Stock made in accordance with Section C.3(a) hereof, the holders of the Series B Preferred Stock making such election shall provide written notice of such conversion (the "Series B Voluntary Conversion Notice") to the Corporation setting forth the number of shares of Series B Preferred Stock each such holder elects to convert into Common Stock (the "Elected Series B Preferred Stock"). On the date the Series B Voluntary Conversion Notice is delivered to the Corporation, such shares of Elected Series B Preferred Stock shall thereupon be converted, without further action, into the number of shares of Common Stock provided for in Section C.3(a) hereof, and such number of shares of Common Stock into which the Elected Series B Preferred Stock is converted shall thereupon be deemed to have been issued to such holders of the Elected Series B Preferred Stock. Such holders shall as soon as practicable thereafter surrender to the Corporation at the Corporation's principal executive office the certificate or certificates evidencing the Elected Series B Preferred Stock, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto), or an Affidavit of Loss. Upon surrender of such certificates or delivery of an Affidavit of Loss with respect thereto, the Corporation shall issue and deliver to the holder so surrendering such certificates or to such holder's designee, at an address designated by such holder, certificates for the number of shares of Common Stock into which such holder's Elected Series B Preferred Stock shall have been converted. The issuance of certificates for shares of Common Stock upon conversion of Elected Series B Preferred Stock will be made without charge to the holders of such shares for any issuance tax in respect thereof or other costs incurred by the Corporation in connection with such conversion and the related issuance of such stock. Notwithstanding anything to the contrary set forth in this Section C.3(c), in the event that the holders of shares of Series B Preferred Stock elect to convert such shares pursuant to Section C.3(a) hereof in connection with any Liquidation Event or any other specified event, (i) such conversion may at the election of such holders be conditioned upon the consummation of such Liquidation Event or the occurrence of such other specified event, in which case, such conversion shall not be deemed to be effective until the consummation of such Liquidation Event or the occurrence of such other specified event and (ii) if such Liquidation Event or other specified event is consummated or occurs, all shares of Elected Series B Preferred Stock shall be deemed to have been converted into shares of Common Stock immediately prior thereto.

(c) Automatic Conversion. Each share of Series B Preferred Stock shall automatically be converted, without the payment of any additional consideration, into the number of shares of Common Stock provided for in Section C.3(a) immediately upon a Qualified Public Offering; provided that if a Qualified Public Offering is consummated, all outstanding shares of Series B Preferred Stock shall be deemed to have been converted into shares of Common Stock as provided in this Section C.3 immediately prior to such consummation. Upon

the consummation of a Qualified Public Offering, all accrued but unpaid cash dividends, whether or not declared, payable to holders of Series B Preferred Stock shall be canceled.

(d) Procedure for Automatic Conversion. As of the date of, and in all cases subject to, the consummation of a Qualified Public Offering, all outstanding shares of Series B Preferred Stock shall be converted automatically, without further action, into the number of shares of Common Stock provided for in Section C.3(a), and such number of shares of Common Stock into which the Series B Preferred Stock is converted shall be deemed to have been issued to the holders of Series B Preferred Stock. Such holders shall as soon as practicable thereafter surrender the certificate or certificates evidencing the Series B Preferred Stock, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto) or an Affidavit of Loss with respect thereto. Upon surrender of such certificates or delivery of an Affidavit of Loss with respect thereto, the Corporation shall issue and deliver to such holder so surrendering such certificates or to such holder's designee, promptly (and in any event in such time as is sufficient to enable such holder to participate in such Qualified Public Offering) at an address designated by such holder, certificates for the number of shares of Common Stock into which such holder's Series B Preferred Stock shall have been converted.

(e) Fractional Shares; Partial Conversion. No fractional shares shall be issued upon conversion of any shares of Series B Preferred Stock. All shares of Common Stock (including fractions thereof) issuable upon conversion of Series B Preferred Stock by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If any fractional interest in a share of Common Stock would, except for the provisions of the first sentence of this paragraph (e), be delivered upon any such conversion, the Corporation, in lieu of delivering the fractional share thereof, shall pay to the holder surrendering the Series B Preferred Stock for conversion an amount in cash equal to the current fair market value of such fractional interest as determined in good faith by the Board of Directors. In case the number of shares of Series B Preferred Stock represented by the certificate or certificates surrendered for conversion exceeds the number of shares converted, the Corporation shall, upon such conversion, execute and deliver to the holder thereof, at the expense of the Corporation, a new certificate or certificates for the number of shares of Series B Preferred Stock represented by the certificate or certificates surrendered that are not to be converted.

4. Adjustments.

(a) Adjustments for Subdivisions, Combinations or Consolidation of Common Stock. In the event the outstanding shares of Common Stock shall be subdivided by stock split, stock dividends or otherwise, into a greater number of shares of Common Stock, the Series B Conversion Ratio then in effect with respect to Series B Preferred Stock shall, concurrently with the effectiveness of such subdivision, be proportionately increased so that the number of shares of Common Stock issuable on conversion of any shares of Series B Preferred Stock shall be increased in proportion to such increase in outstanding shares. In the event the outstanding shares of Common Stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number of shares of Common Stock, the Series B Conversion Ratio then in effect with respect to Series B Preferred Stock shall, concurrently with the effectiveness of such combination or consolidation, be proportionately decreased so that the number of shares of

Common Stock issuable on conversion of any shares of Series B Preferred Stock shall be decreased in proportion to such decrease in outstanding shares.

(b) Adjustments for Reclassification, Exchange and Substitution. If the Common Stock issuable upon conversion of the Series B Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock or into any other securities or property, whether by capital reorganization, reclassification, merger, combination of shares, recapitalization, consolidation, business combination or other similar transaction (other than a subdivision or combination of shares provided for above), each share of Series B Preferred Stock shall thereafter be convertible into the number of shares of stock or other securities or property to which a holder of the number of shares of Common Stock of the Corporation deliverable upon conversion of such share of Series B Preferred Stock shall have been entitled upon such capital reorganization, reclassification, merger, combination of shares, recapitalization, consolidation, business combination or other similar transaction if immediately prior to such capital reorganization, reclassification, merger, combination of shares, recapitalization, consolidation, business combination or other similar transaction such holder had converted such holder's Series B Preferred Stock into Common Stock. The provisions of this Section C.4(b) shall similarly apply to successive capital reorganizations, reclassifications, mergers, combinations of shares, recapitalizations, consolidations, business combinations or other transactions. The Corporation shall not effect any Sale of the Corporation that is not, in accordance with Section C.2(b) hereof, a Liquidation Event unless prior to or simultaneously with the consummation thereof the successor Corporation or purchaser, as the case may be, shall assume by written instrument the obligation to deliver to the holders of Series B Preferred Stock such shares of stock, securities or assets as, in accordance with the foregoing provisions, each such holder is entitled to receive.

(c) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Series B Conversion Ratio pursuant to this Section C.4, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series B Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based and the Series B Conversion Ratio then in effect. The Corporation shall, upon the written request at any time by any holder of Series B Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Series B Conversion Ratio at the time in effect, and (iii) the number of shares of Common Stock and the amount, if any, of other property that at the time would be received upon the conversion of such holder's Series B Preferred Stock.

(d) Rounding. All calculations under this Section C.4 shall be made to the nearest share.

5. Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the issued or issuable shares of Series B Preferred Stock, such number of its shares of Common Stock as the case may be, as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series B Preferred Stock, and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Series B Preferred

Stock, the Corporation will take all such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

6. No Closing of Transfer Books. The Corporation shall not close its books against the transfer of shares of Series B Preferred Stock in any manner that would interfere with the timely conversion of any shares of Series B Preferred Stock in accordance with the provisions hereof.

7. Notice.

(d) Liquidation Events, Extraordinary Transactions, Etc. In the event (i) the Corporation establishes a record date to determine the holders of any class of securities who are entitled to receive any dividend or other distribution or who are entitled to vote at a meeting (or by written consent) in connection with any Liquidation Event or (ii) any Liquidation Event is approved by the Board of Directors and the Corporation enters into any agreement with respect thereto, the Corporation shall mail or cause to be mailed by first class mail (postage prepaid) to each holder of Series B Preferred Stock at least ten (10) days prior to such record date specified therein or the expected effective date of any such transaction, a notice specifying (A) the date of such record date for the purpose of such dividend or distribution or meeting or consent and a description of such dividend or distribution or the action to be taken at such meeting or by such consent, (B) the date on which any such Liquidation Event is expected to become effective and, in the case of a Sale of the Corporation, the identity of the parties thereto, and (C) the date on which the books of the Corporation shall close or a record shall be taken with respect to any such event.

(e) Waiver of Notice. The Requisite Series B Shareholders may at any time upon written notice to the Corporation waive, either prospectively or retrospectively, any notice provisions specified herein, and any such waiver shall be effective as to all holders of Series B Preferred Stock.

(f) General. In the event that the Corporation provides any notice, report or statement to all holders of Common Stock, the Corporation shall at the same time provide a copy of any such notice, report or statement to each holder of outstanding shares of Series B Preferred Stock.

8. Voting.

(c) Voting Generally. Except as otherwise required by law or provided in Section C.8(b) hereof, the holder of each share of Series B Preferred Stock shall vote with holders of Common Stock, voting together as single class, upon all matters submitted to a vote of shareholders. For such purpose, each holder of Series B Preferred Stock shall be entitled to the number of votes per share of Series B Preferred Stock as equals the largest number of shares of Common Stock into which each share of Series B Preferred Stock may be converted pursuant to Section C.3 hereof on the record date fixed for the determination of shareholders entitled to vote or on the effective date of any written consent of shareholders, as applicable. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above

formula with respect to any holder of Series B Preferred Stock shall be rounded to the nearest whole number (with one-half rounded upward to one). There shall be no cumulative voting.

(d) Class Voting. The holders of Series B Preferred Stock shall vote as a separate single class on any proposed amendment to these Amended and Restated Articles of Incorporation which will adversely affect the rights, privileges, and preferences of Series B Preferred Stock or otherwise designate a class of Preferred Stock that will have rights, privileges and preferences pari passu or senior to those of Series B Preferred Stock.

9. Participation Rights. If the Company proposes to issue any New Issue Securities the Company shall first offer the New Issue Securities to the holders of Series B Preferred Stock in accordance with the following provisions:

(a) The Company shall give a written notice to the holders of Series B Preferred Stock (the "Participation Notice") stating (i) its intention to issue the New Issue Securities, (ii) the number and description of the New Issue Securities proposed to be issued and (iii) the proposed purchase price (calculated as of the proposed issuance date) and the other terms and conditions upon which the Company is proposing to offer the New Issue Securities.

(b) Transmittal of the Participation Notice to the holders of Series B Preferred Stock by the Company shall constitute an offer by the Company to sell each holder of Series B Preferred Stock the number of New Issue Securities in order for the holder to maintain an equivalent percentage ownership in the Company (assuming the conversion of all outstanding Preferred Stock into Common Stock and the exercise of all outstanding options of the Company, as of the date of the Participation Notice) for the price and upon the terms and conditions set forth in the Participation Notice. For a period of five (5) business days after receipt of the of the Participation Notice to the holders of Series B Preferred Stock, each holder of Series B Preferred Stock shall have the option, exercisable by written notice to the Company, to accept (the "Notice of Acceptance") the Company's offer as to all or any part of such holder's proportionate number of the New Issue Securities. If two or more types of New Issue Securities are to be issued or New Issue Securities are to be issued together with other types of securities, including, without limitation, debt securities, in a single transaction or related transactions, the rights to purchase New Issue Securities granted to the holders of Series B Preferred Stock under this Section must be exercised to purchase all types of New Issue Securities and such other securities in the same proportion as such New Issue Securities and other securities are to be issued by the Company.

(c) The Company shall have ninety (90) days after the date of the Participation Notice to offer, issue, sell or exchange all or any part of the New Issue Securities as to which a Notice of Acceptance has not been given by the holders of Series B Preferred Stock, but only upon terms and conditions that are not more favorable to the acquiring person or persons or less favorable to the Company than those set forth in the Participation Notice.

(d) The participation rights contained in this Section shall not apply to the issuance and sale by the Company, from time to time hereafter, of (i) shares of the Common Stock or any securities of the Company which entitle the holder thereof to acquire Common Stock to employees, officers, or directors of, or consultants to, the Company, as compensation for their services to the Company pursuant to arrangements approved by the Board of Directors, (ii)

shares of Common Stock issued and sold in a firm commitment underwritten public offering (which shall not include an equity line of credit or similar financing arrangement) resulting in net proceeds to the Company of in excess of $15,000,000, (iii) shares of Common Stock issued as consideration for the acquisition of another company or business in which the shareholders of the Company do not have a majority ownership interest, which acquisition has been approved by the Board of Directors, (iv) shares of Common Stock issuable upon the exercise of outstanding securities of the Company which entitle the holder thereof to acquire Common Stock (but not amendments thereto), or (v) the issuance and sale by the Company of such number of shares that would grant the holder thereof after such issue, a 50% or greater voting interest in the Company on an as-converted basis.

10. Registration Rights.

(a) Form S-3 Demand. If at any time when it is eligible to use a Form S-3 registration statement, the Company receives a request from holders of at least 50% of the Series B Preferred Stock then outstanding ("Initiating Series B Holders") that the Company file a Form S-3 registration statement with respect to the shares of Common Stock issuable upon conversion of such holder's Series B Preferred Stock having an anticipated aggregate offering price, of at least $5 million, then the Company shall (i) within ten (10) days after the date such request is given, give notice thereof (the "Series B Demand Notice") to all holders of Series B Preferred Stock other than the Initiating Series B Holders; and (ii) as soon as practicable, and in any event within one hundred twenty days (120) after the date such request is given by the Initiating Series B Holders, file a Form S-3 registration statement under the Securities Act covering all shares of Common Stock issuable upon conversion of Series B Preferred Stock requested to be included in such registration by any other holders, as specified by notice given by each such holder to the Company within twenty (20) days of the date the Series B Demand Notice is given, and in each case, subject to the limitations of Section C.9(b).

(b) Notwithstanding the foregoing obligations, if the Company furnishes to holders requesting a registration pursuant to Section C.9(a) a certificate signed by the Company's chief executive officer stating that in the good faith judgment of the Board of Directors it would be materially detrimental to the Company and its stockholders for such registration statement to either become effective or remain effective for as long as such registration statement otherwise would be required to remain effective, because such action would (i) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving the Company; (ii) require premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential; or (iii) render the Company unable to comply with requirements under the Securities Act or Securities Exchange Act of 1934, as amended, then the Company shall have the right to defer taking action with respect to such filing, and any time periods with respect to filing or effectiveness thereof shall be tolled correspondingly, for a period of not more than one hundred twenty (120) days after the request of the Initiating Series B Holders is given; provided, however, that the Company may not invoke this right more than once in any twelve (12) month period.

(c) Company Registration. If the Company proposes to register any of its Common Stock under the Securities Act, in connection with the public offering of such securities solely for cash, other than (i) a registration relating to the sale of securities to employees of the

Company pursuant to a stock option, stock purchase, or similar plan; (ii) a registration relating to transaction pursuant to Rule 145 promulgated by the Securities and Exchange Commission under the Securities Act; or (iii) a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered, the Company shall, at such time, promptly give each holder of Series B Preferred Stock notice of such registration. Upon the request of each such holder given within twenty (20) days after such notice is given by the Company, the Company shall cause to be registered all of the shares of Common Stock issuable upon conversion of such holder's Series B Preferred Stock that each such holder has requested to be included in such registration.

(d) Obligations of the Company. Whenever required under this Section C.9 to effect the registration of any shares of Common Stock issuable upon conversion of Series B Preferred Stock, the Company shall, as expeditiously as reasonably possible:

(i) prepare and file with the SEC a registration statement with respect to such securities and use its commercially reasonable efforts to cause such registration statement to become effective and, upon the request of the holders of a majority of the Series B Preferred Stock requesting registration, keep such registration statement effective for a period of up to one hundred twenty (120) days or, if earlier, until the distribution contemplated in the registration statement has been completed; and

(ii) prepare and file with the SEC such amendments and supplements to such registration statement, and the prospectus used in connection with such registration statement, as may be necessary to comply with the Securities Act in order to enable the disposition of all securities covered by such registration statement.

(e) Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section C.9 with respect to the Common Stock issuable upon conversion of any selling holder that such holder shall furnish to the Company such information regarding itself, the securities held by it, and the intended method of disposition of such securities as is reasonably required to effect the registration.

(f) Indemnification. If any securities are included in a registration statement under this Section C.9:

(i) To the extent permitted by law, the Company will indemnify and hold harmless each selling holder, and the partners, members, officers, directors, and stockholders of each such holder; legal counsel and accountants for each such holder; any underwriter (as defined in the Securities Act) for each such holder; and each person, if any, who controls such holder or underwriter within the meaning of the Securities Act, against any damages, and the Company will pay to each such holder, underwriter, controlling person, or other aforementioned person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, nor shall the Company be liable for any damages to the extent that they arise out of or are based

upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of any such holder, underwriter, controlling person, or other aforementioned person expressly for use in connection with such registration.

To the extent permitted by law, each selling holder, severally and not jointly, will indemnify and hold harmless the Company, and each of its directors, each of its officers who has signed the registration statement, each person, if any, who controls the Company within the meaning of the Securities Act, legal counsel and accountants for the Company, any underwriter (as defined in the Securities Act), any other holder selling securities in such registration statement, and any controlling person of any such underwriter or other holder, against any damages, in each case only to the extent that such damages arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of such selling holder expressly for use in connection with such registration; and each such selling holder will pay to the Company and each other aforementioned person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the holder, which consent shall not be unreasonably withheld; and provided further that in no event shall any indemnity under this Section exceed the proceeds from the offering received by such holder, except in the case of fraud or willful misconduct by such holder.

D. OTHER SERIES OF PREFERRED STOCK

1. General. Shares of Preferred Stock, in addition to Initial Preferred Stock, the Series A Preferred Stock and the Series B Preferred Stock, may be issued in one or more series at such time or times and for such consideration or considerations as the Board of Directors may determine. Each such series of Preferred Stock shall be so designated as to distinguish the shares thereof from the shares of all other series and classes.

2. Designation, Voting Powers, Preferences, etc. Authorized and unissued shares of Preferred Stock may be issued with such designations, voting powers (or no voting powers), preferences and relative, participating, optional or other special rights, and qualifications, limitations and restrictions on such rights, as the Board of Directors may authorize by resolutions duly adopted prior to the issuance of any shares of any series of Preferred Stock, including, but not limited to: (i) the distinctive designation of each series and the number of shares that will constitute such series; (ii) the voting rights, if any, of shares of such series and whether the shares of any such series having voting rights shall have multiple or fractional votes per share; (iii) the dividend rate on the shares of such series, any restriction, limitation, or condition upon the payment of such dividends, whether dividends shall be cumulative, and the dates on which dividends are payable; (iv) the prices at which, and the terms and conditions on which, the shares of such series may be redeemed, if such shares are redeemable; (v) the purchase or sinking fund provisions, if any, for the purchase or redemption of shares of such series; (vi) any preferential amount payable upon shares of such series in the event of the liquidation, dissolution, or winding-up of the Corporation, or the distribution of its assets; (vii) the prices or rates of conversion at which, and the terms and conditions on which, the shares are convertible; and (viii) such other preferences, powers, qualifications, rights and privileges, all as the Board of Directors

may deem advisable and as are not inconsistent with law and the provisions of this Articles of Incorporation.

E. COMMON STOCK

1. General. The rights of the holders of the Common Stock with respect to dividends and upon the liquidation, dissolution and winding up of the Corporation's affairs, are subject to and qualified by the rights of the holders of Preferred Stock as specified herein and any other class of the Corporation's capital stock or other equity securities that may hereafter be issued and outstanding having rights upon the occurrence of a liquidation, dissolution or winding up of the Corporation senior to or *pari passu* with the rights of holders of Common Stock. Each share of Common Stock shall be treated identically as all other shares of Common Stock with respect to dividends, distributions, rights in liquidation and in all respects other than voting.

2. Voting. Each holder of shares of Common Stock is entitled to one vote for each share thereof held by such holder at all meetings of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting.

3. Dividends. Dividends may be declared and paid on the Common Stock from funds lawfully available therefor as and when determined by the Board of Directors and subject to any preferential dividend rights of any then outstanding shares of Preferred Stock, and any other classes or series of the Corporation's capital stock that may hereafter be authorized and issued having preferred dividend rights senior to or *pari passu* with the rights of holders of Common Stock.

4. Liquidation. In the event of any liquidation, sale, merger, dissolution or winding up of the Corporation, whether voluntary or involuntary, holders of Common Stock will be entitled to receive all assets of the Corporation available for distribution to its stockholders, subject to the rights and preferences of any then outstanding shares of Preferred Stock and any other classes or series of the Corporation's capital stock that are issued and outstanding having rights upon the occurrence of such an event senior to or *pari passu* with the rights of holders of Common Stock.

ARTICLE IV. ADDRESS

The principal address of the Corporation is 555 Heritage Drive, Suite 115, Jupiter, Florida 33458, and the mailing address is the same. The Board of Directors may, from time to time, change the street and post office address of the Corporation as well as the location of its principal office.

The street address of the registered office of the corporation is 1935 Commerce Lane, Suite 1, Jupiter, Florida 33458 and the name of the registered agent of the corporation at that address is Gaetano Scuderi, MD.

ARTICLE V. TERM OF EXISTENCE

This Corporation is to exist perpetually.

ARTICLE VI. INDEMNIFICATION

A. The Corporation shall to the fullest extent permitted by law indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

B. The Corporation may pay in advance any expenses (including attorneys' fees) that may become subject to indemnification under paragraph A above if the person receiving the advance payment of expenses undertakes in writing to repay such payment if it is ultimately determined that such person is not entitled to indemnification by the Corporation under paragraph A above.

C. The indemnification provided by paragraph A above shall not be exclusive of any other rights to which a person may be entitled by law, bylaw, agreement, vote or consent of stockholders or directors, or otherwise.

D. The indemnification and advance payment provided by paragraphs A and B above shall continue as to a person who has ceased to hold a position named in paragraph A above and shall inure to such person's heirs, executors, and administrators.

E. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or who serves or served at the Corporation's request as a director, officer, employee, agent, partner, or trustee of another corporation or of a partnership, joint venture, trust, or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Corporation would have power to indemnify such person against such liability under paragraph A above.

F. If any provision in this Article shall be invalid, illegal, or unenforceable, the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired thereby, and, to the extent possible, effect shall be given to the intent manifested by the provision held invalid, illegal, or unenforceable.

ARTICLE VII. CERTAIN LIMITATIONS ON LIABILITY OF DIRECTORS

Except to the extent that the Act prohibits the elimination or limitation of liability of directors for breach of the duties of a director, no director of the Corporation shall have any personal liability for monetary damages for any statement, vote, decision, or failure to act, regarding corporate management or policy. No amendment to or repeal of this provision shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

ARTICLE VIII. SHAREHOLDER QUORUM AND VOTING

The shareholders may adopt or amend a bylaw that fixes a greater quorum or voting requirement for shareholders than is required by the Act, provided, however, that the adoption or amendment of a bylaw that adds, changes, or deletes a greater quorum or voting requirement for shareholders must meet the same quorum requirement and be adopted by the same vote and voting groups required to take action under the quorum and voting requirement then in effect or proposed to be adopted, whichever is greater.

ARTICLE IX. AMENDMENTS

The Corporation reserves the right to amend, alter or repeal any provisions contained in this Amended and Restated Articles of Incorporation from time to time and at any time as the Board of Directors may deem advisable and authorize by duly adopted resolutions and as are not inconsistent with this Amended and Restated Articles of Incorporation or the laws of the State of Florida, and all rights herein conferred upon shareholders are granted subject to such reservation.

ARTICLE X. MISCELLANEOUS

In furtherance and not in limitation of the powers conferred by the laws of the State of Florida:

A. The Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation.

B. Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

C. The books of the Corporation may be kept at such place within or without the State of Florida as the Bylaws of the Corporation may provide or as may be designated from time to time by the Board of Directors.

D. Meetings of the shareholders may be held within or without the State of Florida, as the Bylaws may provide.

I, Raymond Johnson, the President of the Corporation, for the purpose of amending and restating the Corporation's Articles of Incorporation pursuant to the Act, do make this certificate,

hereby declaring and certifying that this is my act and deed on behalf of the Corporation, and the facts herein stated are true, and accordingly hereunto set my hand this 4th day of February 2011.

Cytonics Corporation

Raymond Johnson, President

The date of each amendment(s) adoption: February 4, 2011
(date of adoption is required)

Effective date if applicable: February 11, 2011
(no more than 90 days after amendment file date)

Adoption of Amendment(s) **(CHECK ONE)**

☐ The amendment(s) was/were adopted by the shareholders. The number of votes cast for the amendment(s) by the shareholders was/were sufficient for approval.

☐ The amendment(s) was/were approved by the shareholders through voting groups. *The following statement must be separately provided for each voting group entitled to vote separately on the amendment(s):*

"The number of votes cast for the amendment(s) was/were sufficient for approval

by ______________________________________."
(voting group)

☑ The amendment(s) was/were adopted by the board of directors without shareholder action and shareholder action was not required.

☐ The amendment(s) was/were adopted by the incorporators without shareholder action and shareholder action was not required.

Dated February 11, 2011

Signature [signature]
(By a director, president or other officer – if directors or officers have not been selected, by an incorporator – if in the hands of a receiver, trustee, or other court appointed fiduciary by that fiduciary)

Raymond B. Johnson
(Typed or printed name of person signing)

President
(Title of person signing)

February 19, 2013

FLORIDA DEPARTMENT OF STATE
Division of Corporations

CYTONICS CORPORATION
555 HERITAGE DRIVE
SUITE 115
JUPITER, FL 33458

Re: Document Number P06000098047

The Articles of Amendment to the Articles of Incorporation for CYTONICS CORPORATION, a Florida corporation, were filed on February 19, 2013.

The certification requested is enclosed. To be official, the certification for a certified copy must be attached to the original document that was electronically submitted and filed under FAX audit number H13000038817.

Should you have any question regarding this matter, please telephone (850) 245-6050, the Amendment Filing Section.

Thelma Lewis
Document Specialist Supervisor
Division of Corporations Letter Number: 413A00004081

P.O BOX 6327 – Tallahassee, Florida 32314

State of Florida

Department of State

I certify the attached is a true and correct copy of the Articles of Amendment, filed on February 19, 2013, to Articles of Incorporation for CYTONICS CORPORATION, a Florida corporation, as shown by the records of this office.

I further certify the document was electronically received under FAX audit number H13000038817. This certificate is issued in accordance with section 15.16, Florida Statutes, and authenticated by the code noted below

The document number of this corporation is P06000098047.

Authentication Code: 413A00004081-021913-P06000098047-1/1

Given under my hand and the
Great Seal of the State of Florida,
at Tallahassee, the Capital, this the
Nineteenth day of February, 2013

Ken Detzner
Secretary of State

ARTICLES OF AMENDMENT
TO THE
THIRD AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
CYTONICS CORPORATION

Pursuant to the provisions of Section 607.1006 of the Florida Business Corporation Act, Cytonics Corporation, a Florida corporation, hereby adopts the following Articles of Amendment to its Third Amended and Restated Articles of Incorporation:

FIRST: The name of the corporation is: Cytonics Corporation.

SECOND: The introductory paragraphs of Article III of the Third Amended and Restated Articles of Incorporation of this corporation are hereby amended and restated in their entirety as follows:

The total number of shares of all classes, which the Corporation is authorized to issue, is Sixty Million (60,000,000) shares, consisting of:

1. Fifty Million (50,000,000) shares of common stock, $0.001 par value per share ("Common Stock"); and

2. Ten Million (10,000,000) shares of preferred stock, $0.001 par value per share ("Preferred Stock"), including One Hundred Fifty Thousand (150,000) shares designated as "Initial Preferred Stock," par value $0.001 per share (the "Initial Preferred Stock"), One Million Five Hundred Thousand (1,500,000) shares designated as "Series A Preferred Stock," par value $0.001 per share (the "Series A Preferred Stock"), and Six Million (6,000,000) shares designated as "Series B Preferred Stock," par value $0.001 per share (the "Series B Preferred Stock").

Except as otherwise restricted by this Articles of Incorporation, the Corporation is authorized to issue from time to time all or any portion of the capital stock of the Corporation that is authorized but not issued to such person or persons and for such lawful consideration as it may deem appropriate, and generally in its absolute discretion to determine the terms and manner of any disposition of such authorized but unissued capital stock.

Any and all such shares issued for which the full consideration has been paid or delivered shall be deemed fully paid shares of capital stock, and the holder of such shares shall not be liable for any further call or assessment or any other payment thereon.

The voting powers, designations, preferences, privileges and relative, participating, optional or other special rights, and the qualifications, limitations

2/13/13

and restrictions of each class (and series) of capital stock of the Corporation are as hereafter provided in this Article III.

THIRD: The introductory paragraph of Section B of Article III of the Third Amended and Restated Articles of Incorporation of this corporation is hereby amended and restated in its entirety as follows:

> The third series of Preferred Stock shall be designated "Series B Preferred Stock" and shall consist of Six Million (6,000,000) shares. The rights, preferences, privileges, and restrictions granted to and imposed on the Series B Preferred Stock are as set forth below.

FOURTH: The foregoing amendments to the corporation's Third Amended and Restated Articles of Incorporation was adopted by the corporation's Board of Directors on [2/13], 2013. The foregoing amendments to the corporation's Third Amended and Restated Articles of Incorporation was adopted by the shareholders of the corporation by written consent on [2/13], 2013. The number of votes cast for the amendment by was sufficient for approval.

FOURTH: The foregoing amendments to the corporation's Third Amended and Restated Articles of Incorporation will become effective upon the filing of these Articles of Amendment to the Third Amended and Restated Articles of Incorporation with the Florida Department of State.

IN WITNESS WHEREOF, the undersigned officer of the corporation has executed these Articles of Amendment to the Articles of Incorporation on [2/13], 2013, and does hereby certify that the facts stated herein true and correct.

CYTONICS CORPORATION

By: Raymond Johnson
Its: President

AM 18111105.1

ARTICLES OF AMENDMENT
TO THE ARTICLES OF INCORPORATION
OF
CYTONICS CORPORATION

Pursuant to Section 607.1006 of the Florida Business Corporation Act, Cytonics Corporation, a Florida corporation (the "Corporation"), hereby amends ("Articles of Amendment") its articles of incorporation, as amended ("Articles"), as follows:

A. The introductory paragraphs of Article III of the Fourth Amended and Restated Articles of Incorporation of the Corporation are hereby amended and restated in their entirety as follows:

The total number of shares of all classes, which the Corporation is authorized to issue, is Seventy Million (70,000,000) shares, consisting of:

1. Fifty Million (50,000,000) shares of common stock, $0.001 par value per share ("Common Stock"); and

2. Twenty Million (20,000,000) shares of preferred stock, $0.001 par value per share ("Preferred Stock"), including One Hundred Fifty Thousand (150,000) shares designated as " Initial Preferred Stock," par value $0.001 per share (the " Initial Preferred Stock"), One Million Five Hundred Thousand (1,500,000) shares designated as "Series A Preferred Stock," par value $0.001 per share (the "Series A Preferred Stock"), and Six Million (6,000,000) shares designated as "Series B Preferred Stock," par value $0.001 per share (the "Series B Preferred Stock").

Except as otherwise restricted by this Articles of Incorporation, the Corporation is authorized to issue from time to time all or any portion of the capital stock of the Corporation that is authorized but not issued to such person or persons and for such lawful consideration as it may deem appropriate, and generally in its absolute discretion to determine the terms and manner of any disposition of such authorized but unissued capital stock.

Any and all such shares issued for which the full consideration has been paid or delivered shall be deemed fully paid shares of capital stock, and the holder of such shares shall not be liable for any further call or assessment or any other payment thereon.

The voting powers, designations, preferences, privileges and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions of each class (and series) of capital stock of the Corporation are as hereafter provided in this Article III.

B. Authority to Amend. This amendment of the Articles of Incorporation have been duly adopted by the unanimous written consent of the Corporation's board of directors as of January 28, 2020 in accordance with the provisions of Section 607.0821 of the Florida Business Corporation Act, and have been duly approved by the shareholders of the Corporation on January 28, 2020 and the number of votes cast for the amendments by the shareholders was sufficient for approval.

C. Effective Time. The foregoing amendments of the Articles of Incorporation shall become effective February 28, 2020.

IN WITNESS WHEREOF, the undersigned has executed these amendments to the Articles of Incorporation as of January 29, 2020.

Cytonics Corporation

By: /s/ Joey Bose

Name: Joey Bose

Title: President

ARTICLES OF AMENDMENT
TO THE ARTICLES OF INCORPORATION
OF
CYTONICS CORPORATION

Pursuant to Sections 607.1006, 607.0602 and 607.0603 of the Florida Business Corporation Act, Cytonics Corporation, a Florida corporation (the "Corporation"), hereby amends pursuant to these Articles of Amendment to the Articles of Incorporation of the Corporation (these "Articles of Amendment"), its Third Amended and Restated Articles of Incorporation, as amended (the "Articles"), as follows:

A. Additional Provisions. The following language is hereby added after the end of Section C ("SERIES B PREFERRED STOCK") and before the start of current Section D "OTHER SERIES OF PREFERRED STOCK" in Article III of the Articles:

"C-1. SERIES C PREFERED STOCK

The third series of Preferred Stock shall be designated "Series C Preferred Stock" and shall consist of Ten Million (10,000,000) shares, of which Five Hundred Thousand (500,000) shares shall be designated as "Series C-1 Preferred Stock." Unless otherwise specified, the Series C Preferred Stock and the Series C-1 Preferred Stock may be referred to herein together as the Series C Preferred Stock and shall have the same rights, preferences, privileges, and restrictions. The rights, preferences, privileges, and restrictions granted to and imposed on the Series C Preferred Stock are as set forth below.

1. Dividends. The holders of Series C Preferred Stock shall participate in all dividends and other distributions (other than stock dividends in the nature of a stock split or the like and repurchases of securities by the Corporation not made on a pro rata basis from all holders of any class of the Corporation's capital stock) that are declared and paid on Common Stock on the same basis as if each share of Series C Preferred Stock had been converted into Common Stock in accordance with Section 3 hereof immediately prior to the record date established for such dividends.

2. Liquidation Preference.

   (a) Upon the occurrence of a Liquidation Event, each holder of Series C Preferred Stock shall be entitled, after provision for the payment of the Corporation's debts and other liabilities and in parity with the holders of Initial Preferred Stock and Series A Preferred Stock and in preference to, and, before any amount or property shall be paid or distributed on account of any "Junior Securities" (as defined above), to be paid in full in cash with respect to each share of Series C Preferred Stock out of the assets of the Corporation available for distribution to shareholders, an amount equal to the "Series C Purchase Price" (as defined below). If upon any Liquidation Event the amount available for distribution among the holders of all outstanding Initial Preferred Stock, Series A Preferred Stock, and Series C Preferred Stock is insufficient to permit the payment of the Initial Purchase

Price to the holders of Initial Preferred Stock, the Series A Purchase Price to the holders of Series A Preferred Stock, the Series C Purchase Price to the holders of Series C Preferred Stock, in full, then the amount available for distribution shall be distributed among the holders of the Initial Preferred Stock, the holders of Series A Preferred Stock, and the holders of the Series C Preferred Stock, ratably in proportion to the relative purchase price held by such holders, and the holders of Common Stock, the Series B Preferred Stock, and any other Junior Securities shall in no event be entitled to participate in the distribution of any assets of the Corporation in respect of their ownership thereof. Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, after the holders of Initial Preferred Stock and the holders of Series A Preferred Stock and the holders of the Series C Preferred Stock shall have been paid in full the preferential amounts to which they shall be entitled to receive on account of their Preferred Stock, respectively, then the holders of Series B Preferred Stock shall be paid in full the preferential amount to which they shall be entitled to receive on account of their Series B Preferred Stock, and finally any remaining net assets of the Corporation shall be distributed ratably among the holders of Initial Preferred Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Common Stock (with each share of Initial Preferred Stock, each share of Series A Preferred Stock, each share of Series B Preferred Stock and each share of Series C Preferred Stock, being deemed for such purpose to equal the number of shares of Common Stock, including fractions thereof, into which such share of Initial Preferred Stock, such share of Series A Preferred Stock and such share of Series B Preferred Stock and such Shares of Series C Preferred Stock is convertible in accordance with the provisions of thereof). Upon any (i) "Sale of the Corporation" or (ii) reorganization of the Corporation required by any court or administrative body in order to comply with any provision of law, after the holders of Initial Preferred Stock and the holders of Series A Preferred Stock and the Series C Preferred Stock shall have been paid in full the preferential amounts to which they shall be entitled to receive on account of their Preferred Stock, respectively, any remaining net assets of the Corporation shall be distributed ratably among the holders of Initial Preferred Stock, Series A Preferred Stock, Series B Preferred Stock, the Series C Preferred Stock and Common Stock (with each share of Initial Preferred Stock, each share of Series A Preferred Stock, and each share of Series B Preferred Stock and Series C Preferred Stock being deemed for such purpose to equal the number of shares of Common Stock, including fractions thereof, into which such share of Preferred Stock is convertible in accordance with terms thereof).

"Series C Purchase Price" means (A) for each share of Series C Preferred Stock which is not a share of Series C-1 Preferred Stock, $2.00 per share (as equitably adjusted to reflect any stock split, stock dividend, combination, reorganization, recapitalization, reclassification or other similar event involving the Series C Preferred Stock after the date these Articles of Amendment are filed with the Office of the Secretary of State of

Florida in accordance with the Act) and (B) for each share of Series C-1 Stock, the lesser of (1) $1.60 and (B) the quotient resulting from dividing (1) $32,400,000 by (2) the number of shares of Common Stock issued and outstanding on a fully diluted basis per share value of a share of Common Stock, on a fully diluted basis (i.e., assuming full conversion and exercise of preferred stock, notes, and options into shares of Common Stock) immediately prior to the closing of the Qualified Equity Financing. "Qualified Equity Financing" means the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale (or series of related sales)), or the first sale by the Company of Common Stock in an initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, whichever is sooner. Each of the dollar amounts in this sentence shall be equitably adjusted to reflect any stock split, stock dividend, combination, reorganization, recapitalization, reclassification or other similar event involving the Series C Preferred Stock after the date these Articles of Amendment are filed with the Office of the Secretary of State of Florida in accordance with the Act or the date of such determination of the applicable Series C Purchase Price, as applicable.

(b) Consolidation, Merger, etc. Notwithstanding Section 2(a) hereof, neither a Sale of the Corporation nor any reorganization of the Corporation of the type referenced in clause (iii) of Section 2(a) hereof shall be deemed to be a Liquidation Event for the purposes of this Section if the holders of more than fifty percent (50%) of the issued and outstanding Series C Preferred Stock waive in writing the provisions of this Section with respect to such event.

(c) No Effect on Conversion Rights. The provisions of this Section 2 shall not in any way limit the right of the holders of Series C Preferred Stock to elect to convert their shares of Series C Preferred Stock into shares of Common Stock in accordance with Section 3 hereof prior to or in connection with any Liquidation Event.

3. Conversion into Common Stock. The holders of Series C Preferred Stock shall have the following conversion rights:

(a) Voluntary Conversion. At any time, each holder of Series C Preferred Stock shall be entitled, without the payment of any additional consideration, to cause all or any portion of the shares of Series C Preferred Stock held by such holder to be converted into a number of shares of fully paid and nonassessable Common Stock determined as hereafter provided in this Section 3(a). The shares of Series C Preferred Stock shall convert into shares of Common Stock at a ratio of one to one (the "Series C Conversion Ratio"), such that the Series C Conversion Ratio would result in one share of Common Stock being issued upon the conversion of one share of Series

C Preferred Stock. The number of shares of Common Stock into which shares of Series C Preferred Stock are convertible and the Series C Conversion Ratio are subject to adjustment from time to time as hereafter provided.

(b) Procedure for Voluntary Conversion: Effective Date. Upon the election to convert the Series C Preferred Stock made in accordance with Section 3(a) hereof, the holders of the Series C Preferred Stock making such election shall provide written notice of such conversion (the "Series C Voluntary Conversion Notice") to the Corporation setting forth the number of shares of Series C Preferred Stock each such holder elects to convert into Common Stock (the "Elected Series C Preferred Stock"). On the date the Series C Voluntary Conversion Notice is delivered to the Corporation, such shares of Elected Series C Preferred Stock shall thereupon be converted, without further action, into the number of shares of Common Stock provided for in Section 3(a) hereof, and such number of shares of Common Stock into which the Elected Series C Preferred Stock is converted shall thereupon be deemed to have been issued to such holders of the Elected Series C Preferred Stock. Such holders shall as soon as practicable thereafter surrender to the Corporation at the Corporation's principal executive office the certificate or certificates evidencing the Elected Series C Preferred Stock, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto), or an Affidavit of Loss. Upon surrender of such certificates or delivery of an Affidavit of Loss with respect thereto, the Corporation shall issue and deliver to the holder so surrendering such certificates or to such holder's designee, at an address designated by such holder, certificates for the number of shares of Common Stock into which such holder's Elected Series C Preferred Stock shall have been converted. The issuance of certificates for shares of Common Stock upon conversion of Elected Series C Preferred Stock will be made without charge to the holders of such shares for any issuance tax in respect thereof or other costs incurred by the Corporation in connection with such conversion and the related issuance of such stock. Notwithstanding anything to the contrary set forth in this Section 3(b), in the event that the holders of shares of Series C Preferred Stock elect to convert such shares pursuant to Section 3(a) hereof in connection with any Liquidation Event or any other specified event, (i) such conversion may at the election of such holders be conditioned upon the consummation of such Liquidation Event or the occurrence of such other specified event, in which case, such conversion shall not be deemed to be effective until the consummation of such Liquidation Event or the occurrence of such other specified event and (ii) if such Liquidation Event or other specified event is consummated or occurs, all shares of Elected Series C Preferred Stock shall be deemed to have been converted into shares of Common Stock immediately prior thereto.

(c) Automatic Conversion. Each share of Series C Preferred Stock shall automatically be converted, without the payment of any additional

consideration, into the number of shares of Common Stock provided for in Section 3(a) immediately upon a Qualified Public Offering; provided that if a Qualified Public Offering is consummated, all outstanding shares of Series C Preferred Stock shall be deemed to have been converted into shares of Common Stock as provided in this Section 3 immediately prior to such consummation. Upon the consummation of a Qualified Public Offering, all accrued but unpaid cash dividends, whether or not declared, payable to holders of Series C Preferred Stock shall be canceled.

(d) Procedure for Automatic Conversion. As of the date of, and in all cases subject to, the consummation of a Qualified Public Offering, all outstanding shares of Series C Preferred Stock shall be converted automatically, without further action, into the number of shares of Common Stock provided for in Section 3(a), and such number of shares of Common Stock into which the Series C Preferred Stock is converted shall be deemed to have been issued to the holders of Series C Preferred Stock. Such holders shall as soon as practicable thereafter surrender the certificate or certificates evidencing the Series C Preferred Stock, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto) or an Affidavit of Loss with respect thereto. Upon surrender of such certificates or delivery of an Affidavit of Loss with respect thereto, the Corporation shall issue and deliver to such holder so surrendering such certificates or to such holder's designee, promptly (and in any event in such time as is sufficient to enable such holder to participate in such Qualified Public Offering) at an address designated by such holder, certificates for the number of shares of Common Stock into which such holder's Series C Preferred Stock shall have been converted.

(e) Fractional Shares: Partial Conversion. No fractional shares shall be issued upon conversion of any shares of Series C Preferred Stock. All shares of Common Stock (including fractions thereof) issuable upon conversion of Series C Preferred Stock by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If any fractional interest in a share of Common Stock would, except for the provisions of the first sentence of this paragraph (e), be delivered upon any such conversion, the Corporation, in lieu of delivering the fractional share thereof, shall pay to the holder surrendering the Series C Preferred Stock for conversion an amount in cash equal to the current fair market value of such fractional interest as determined in good faith by the Board of Directors. In case the number of shares of Series C Preferred Stock represented by the certificate or certificates surrendered for conversion exceeds the number of shares converted, the Corporation shall, upon such conversion, execute and deliver to the holder thereof, at the expense of the Corporation, a new certificate or certificates for the number of shares of Series C Preferred Stock represented by the certificate or certificates surrendered that are not to be converted.

4. Adjustments.

(a) Adjustments for Subdivisions, Combinations or Consolidation of Common Stock. In the event the outstanding shares of Common Stock shall be subdivided by stock split, stock dividends or otherwise, into a greater number of shares of Common Stock, the Series C Conversion Ratio then in effect with respect to Series C Preferred Stock shall, concurrently with the effectiveness of such subdivision, be proportionately increased so that the number of shares of Common Stock issuable on conversion of any shares of Series C Preferred Stock shall be increased in proportion to such increase in outstanding shares. In the event the outstanding shares of Common Stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number of shares of Common Stock, the Series C Conversion Ratio then in effect with respect to Series C Preferred Stock shall, concurrently with the effectiveness of such combination or consolidation, be proportionately decreased so that the number of shares of Common Stock issuable on conversion of any shares of Series C Preferred Stock shall be decreased in proportion to such decrease in outstanding shares.

(b) Adjustments for Reclassification, Exchange and Substitution. If the Common Stock issuable upon conversion of the Series C Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock or into any other securities or property, whether by capital reorganization, reclassification, merger, combination of shares, recapitalization, consolidation, business combination or other similar transaction (other than a subdivision or combination of shares provided for above), each share of Series C Preferred Stock shall thereafter be convertible into the number of shares of stock or other securities or property to which a holder of the number of shares of Common Stock of the Corporation deliverable upon conversion of such share of Series C Preferred Stock shall have been entitled upon such capital reorganization, reclassification, merger, combination of shares, recapitalization, consolidation, business combination or other similar transaction if immediately prior to such capital reorganization, reclassification, merger, combination of shares, recapitalization, consolidation, business combination or other similar transaction such holder had converted such holder's Series A Preferred Stock into Common Stock. The provisions of this Section 4(b) shall similarly apply to successive capital reorganizations, reclassifications, mergers, combinations of shares, recapitalizations, consolidations, business combinations or other transactions. The Corporation shall not effect any Sale of the Corporation that is not, in accordance with Section 2(b) hereof, a Liquidation Event unless prior to or simultaneously with the consummation thereof the successor Corporation or purchaser, as the case may be, shall assume by written instrument the obligation to deliver to the holders of Series C Preferred Stock such shares of stock, securities or assets as, in accordance with the foregoing provisions, each such holder is entitled to receive.

(c) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Series C Conversion Ratio pursuant to this Section 4, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series C Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based and the Series C Conversion Ratio then in effect. The Corporation shall, upon the written request at any time by any holder of Series C Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Series C Conversion Ratio at the time in effect, and (iii) the number of shares of Common Stock and the amount, if any, of other property that at the time would be received upon the conversion of such holder's Series C Preferred Stock.

(d) Rounding. All calculations under this Section 4 shall be made to the nearest share.

5. Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the issued or issuable shares of Series C Preferred Stock, such number of its shares of Common Stock as the case may be, as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series C Preferred Stock, and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Series C Preferred Stock, the Corporation will take all such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

6. No Closing of Transfer Books. The Corporation shall not close its books against the transfer of shares of Series C Preferred Stock in any manner that would interfere with the timely conversion of any shares of Series C Preferred Stock in accordance with the provisions hereof.

7. Notices.

(a) Liquidation Events, Extraordinary Transactions, Etc. In the event (i) the Corporation establishes a record date to determine the holders of any class of securities who are entitled to receive any dividend or other distribution or who are entitled to vote at a meeting (or by written .consent) in connection with any Liquidation Event or (ii) any Liquidation Event is approved by the Board of Directors and the Corporation enters into any agreement with respect thereto, the Corporation shall mail or cause to be mailed by first class mail (postage prepaid) to each holder of Series C Preferred Stock at least ten (10) days prior to such record date specified therein or the expected effective date of any such transaction, a notice specifying (A) the date of such record date for the purpose of such dividend

or distribution or meeting or consent and a description of such dividend or distribution or the action to be taken at such meeting or by such consent, (B) the date on which any such Liquidation Event is expected to become effective and, in the case of a Sale of the Corporation, the identity of the parties thereto, and (C) the date on which the books of the Corporation shall close or a record shall be taken with respect to any such event.

(b) Waiver of Notice. The Series C Shareholders may at any time upon written notice to the Corporation waive, either prospectively or retrospectively, any notice provisions specified herein, and any such waiver shall be effective as to all holders of Series C Preferred Stock.

(c) General. In the event that the Corporation provides any notice, report or statement to all holders of Common Stock, the Corporation shall at the same time provide a copy of any such notice, report or statement to each holder of outstanding shares of Series C Preferred Stock.

8. Voting.

(a) Voting Generally. Except as otherwise required by law or provided in Section 8(b) or Section 8(c) hereof, the holder of each share of Series C Preferred Stock shall vote with holders of Common Stock, voting together as single class, upon all matters submitted to a vote of shareholders. For such purpose, each holder of Series C Preferred Stock shall be entitled to the number of votes per share of Series C Preferred Stock as equals the largest number of shares of Common Stock into which each share of Series C Preferred Stock may be converted pursuant to Section 3 hereof on the record date fixed for the determination of shareholders entitled to vote or on the effective date of any written consent of shareholders, as applicable. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula with respect to any holder of Series C Preferred Stock shall be rounded to the nearest whole number (with one-half rounded upward to one). There shall be no cumulative voting.

(b) Class Voting. The holders of Series C Preferred Stock shall vote as a separate single class, with each share of Series C Preferred Stock having one vote, on any proposed amendment to these Amended and Restated Articles of Incorporation which will adversely affect the rights, privileges, and preferences of Series C Preferred Stock or otherwise designate a class of Preferred Stock that will have rights, privileges and preferences pari passu or senior to those of Series C Preferred Stock.

(c) Additional Protective Provisions. The Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Articles) the written consent or affirmative vote of at least a majority of the outstanding shares of Series C Preferred Stock, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a

single class, and with each share of Series C Preferred Stock having one vote on such matter:

(i) increase or decrease the authorized number of shares of any class or series of capital stock;

(ii) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(iii) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock; or

(iv) liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 8(c).

9. Participation Rights. If the Company proposes to issue any Common Stock or any securities of the Company which entitle the holder thereof to acquire Common Stock (collectively, "New Issue Securities"), the Company shall first offer the New Issue Securities to the holders of Series C Preferred Stock in accordance with the following provisions:

(a) The Company shall give a written notice to the holders of Series C Preferred Stock (the "Participation Notice") stating (i) its intention to issue the New Issue Securities, (ii) the number and description of the New Issue Securities proposed to be issued and (iii) the proposed purchase price (calculated as of the proposed issuance date) and the other terms and conditions upon which the Company is proposing to offer the New Issue Securities.

(b) Transmittal of the Participation Notice to the holders of Series C Preferred Stock by the Company shall constitute an offer by the Company to sell each holder of Series C Preferred Stock the number of New Issue Securities in order for the holder to maintain an equivalent percentage ownership in the Company (assuming the conversion of all outstanding Preferred Stock into Common Stock and the exercise of all outstanding options of the Company, as of the date of the Participation Notice) for the price and upon the terms and conditions set forth in the Participation Notice. For a period of five (5) business days after receipt of the of the Participation Notice to the holders of Series C Preferred Stock, each holder of Series C Preferred Stock shall have the option, exercisable by written notice to the Company, to accept (the "Notice of Acceptance") the Company's offer as to all or any part of such holder's proportionate number of the New Issue Securities. If two or more types of New Issue Securities are to be issued or New Issue Securities

are to be issued together with other types of securities, including, without limitation, debt securities, in a single transaction or related transactions, the rights to purchase New Issue Securities granted to the holders of Series C Preferred Stock under this Section must be exercised to purchase all types of New Issue Securities and such other securities in the same proportion as such New Issue Securities and other securities are to be issued by the Company.

(c) The Company shall have ninety (90) days after the date of the Participation Notice to offer, issue, sell or exchange all or any part of the New Issue Securities as to which a Notice of Acceptance has not been given by the holders of Series C Preferred Stock, but only upon terms and conditions that are not more favorable to the acquiring person or persons or less favorable to the Company than those set forth in the Participation Notice.

(d) The participation rights contained in this Section shall not apply to the issuance and sale by the Company, from time to time hereafter, of(i) shares of the Common Stock or any securities of the Company which entitle the holder thereof to acquire Common Stock to employees, officers, or directors of, or consultants to, the Company, as compensation for their services to the Company pursuant to arrangements approved by the Board of Directors, (ii) shares of Common Stock issued and sold in a firm commitment underwritten public offering (which shall not include an equity line of credit or similar financing arrangement) resulting in net proceeds to the Company of in excess of$15,000,000 or (iii) shares of Common Stock issued as consideration for the acquisition of another company or business in which the shareholders of the Company do not have a majority ownership interest, which acquisition has been approved by the Board of Directors or (iv) shares of Common Stock issuable upon the exercise of outstanding securities of the Company which entitle the holder thereof to acquire Common Stock (but not amendments thereto).

10. Registration Rights.

(a) Form S-3 Demand. If at any time when it is eligible to use a Form S-3 registration statement, the Company receives a request from holders of at least 50% of the Series C Preferred Stock then outstanding ("Initiating Series C Holders") that the Company file a Form S-3 registration statement with respect to the shares of Common Stock issuable upon conversion of such holder's Series C Preferred Stock having an anticipated aggregate offering price, of at least $5 million, then the Company shall (i) within ten (10) days after the date such request is given, give notice thereof (the "Series C Demand Notice") to all holders of Series C Preferred Stock other than the Initiating Series C Holders; and (ii) as soon as practicable, and in any event within one hundred twenty days (120) after the date such request is given by the Initiating Series C Holders, file a Form S-3 registration statement under the Securities Act covering all shares of Common Stock issuable upon conversion of Series C Preferred Stock requested to be included in

such registration by any other holders, as specified by notice given by each such holder to the Company within twenty (20) days of the date the Series C Demand Notice is given, and in each case, subject to the limitations of Section 10(b).

(b) Notwithstanding the foregoing obligations, if the Company furnishes to holders requesting a registration pursuant to Section 10(a) a certificate signed by the Company's chief executive officer stating that in the good faith judgment of the Board of Directors it would be materially detrimental to the Company and its stockholders for such registration statement to either become effective or remain effective for as long as such registration statement otherwise would be required to remain effective, because such action would (i) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving the Company; (ii) require premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential; or (iii) render the Company unable to comply with requirements under the Securities Act or Securities Exchange Act of 1934, as amended, then the Company shall have the right to defer taking action with respect to such filing, and any time periods with respect to filing or effectiveness thereof shall be tolled correspondingly, for a period of not more than one hundred twenty (120) days after the request of the Initiating Series C Holders is given; provided, however, that the Company may not invoke this right more than once in any twelve (12) month period.

(c) Company Registration. If the Company proposes to register any of its Common Stock under the Securities Act, in connection with the public offering of such securities solely for cash, other than (i) a registration relating .to the sale of securities to employees of the Company pursuant to a stock option, stock purchase, or similar plan; (ii) a registration relating to transaction pursuant to Rule 145 promulgated by the Securities and Exchange Commission under the Securities Act; or (iii) a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered, the Company shall, at such time, promptly give each holder of Series C Preferred Stock notice of such registration. Upon the request of each such holder given within twenty (20) days after such notice is given by the Company, the Company shall cause to be registered all of the shares of Common Stock issuable upon conversion of such holder's Series C Preferred Stock that each such holder has requested to be included in such registration.

(d) Obligations of the Company. Whenever required under this Section 10 to effect the registration of any shares of Common Stock issuable upon conversion of Series C Preferred Stock, the Company shall, as expeditiously as reasonably possible:

(i) prepare and file with the SEC a registration statement with respect to such securities and use its commercially reasonable efforts to cause such registration statement to become effective and, upon the request of the holders of a majority of the Series C Preferred Stock requesting registration, keep such registration statement effective for a period of up to one hundred twenty (120) days or, if earlier, until the distribution contemplated in the registration statement has been completed; and

(ii) prepare and file with the SEC such amendments and supplements to such registration statement, and the prospectus used in connection with such registration statement, as may be necessary to comply with the Securities Act in order to enable the disposition of all securities covered by such registration statement.

(e) <u>Furnish Information</u>. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 10 with respect to the Common Stock issuable upon conversion of any selling holder that such holder shall furnish to the Company such information regarding itself, the securities held by it, and the intended method of disposition of such securities as is reasonably required to effect the registration.

(f) <u>Indemnification</u>. If any securities are included in a registration statement under this Section 10:

(i) To the extent permitted by law, the Company will indemnify and hold harmless each selling holder, and the partners, members, officers, directors, and stockholders of each such holder; legal counsel and accountants for each such holder; any underwriter (as defined in the Securities Act) for each such holder; and each person, if any, who controls such holder or underwriter within the meaning of the Securities Act, against any damages, and the Company will pay to each such holder, underwriter, controlling person, or other aforementioned person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section 10(f) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, nor shall the Company be liable for any damages to the extent that they arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of any such holder, underwriter, controlling person, or other aforementioned person expressly for use in connection with such registration.

(ii) To the extent permitted by law, each selling holder, severally and not jointly, will indemnify and hold harmless the Company, and each of its directors, each of its officers who has signed the registration statement, each person, if any, who controls the Company within the meaning of the Securities Act, legal counsel and accountants for the Company, any underwriter (as defined in the Securities Act), any other holder selling securities holder, against any damages, in each case only to the extent that such damages arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of such selling holder expressly for use in connection with such registration; and each such selling holder will pay to the Company and each other aforementioned person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section 10(f) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the holder, which consent shall not be unreasonably withheld; and provided further that in no event shall any indemnity under this Section 10(f) exceed the proceeds from the offering received by such holder, except in the case of fraud or willful misconduct by such holder."

B. Additional Provisions. The following language is hereby added as a new Section 8(c) to Article III, Section A (the INITIAL PREFERRED STOCK) of the Articles:

(c) Additional Protective Provisions. The Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Articles) the written consent or affirmative vote of at least a majority of the outstanding shares of Initial Preferred Stock, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class, and with each share of Initial Preferred Stock having one vote on such matter:

(iii) increase or decrease the authorized number of shares of any class or series of capital stock;

(iv) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(v) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock; or

(vi) liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 8(c).

C. Additional Provisions. The following language is hereby added as a new Section 8(c) to Article III, Section B (the SERIES A PREFERRED STOCK) of the Articles:

(d) Additional Protective Provisions. The Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Articles) the written consent or affirmative vote of at least a majority of the outstanding shares of Series A Preferred Stock, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class, and with each share of Series A Preferred Stock having one vote on such matter:

(vii) increase or decrease the authorized number of shares of any class or series of capital stock;

(viii) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(ix) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock; or

(x) liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 8(c).

D. Typographical Corrections and Additional Provisions. The first subsection of Section 8 of Section C of Article III of the Articles, currently incorrectly numbered as subsection "(c)" is hereby corrected to be subsection "(a"). The second subsection of Section 8 of Section C of Article III of the Articles, currently incorrectly numbered as subsection "(d)" is hereby corrected to be subsection "(b"). The following language is hereby added as a new Section 8(c) to Article III, Section C (the SERIES B PREFERRED STOCK) of the Articles:

(c) Additional Protective Provisions. The Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Articles) the written consent or affirmative vote of at least a majority of the outstanding shares of Series B Preferred Stock, given in writing or by vote

at a meeting, consenting, or voting (as the case may be) separately as a single class, and with each share of Series B Preferred Stock having one vote on such matter:

(xi) increase or decrease the authorized number of shares of any class or series of capital stock;

(xii) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(xiii) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock; or

(xiv) liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 8(c).

E. Authority to Amend. These Articles of Amendment have been duly adopted by the unanimous written consent of the Corporation's board of directors as of March 3, 2020 in accordance with the provisions of Sections 607.0821, 607.0602 and 607.0603 of the Florida Business Corporation Act.

F. Effective Time. The foregoing amendments of the Articles of Incorporation shall become effective March 31, 2020.

IN WITNESS WHEREOF, the undersigned has executed these amendments to the Articles of Incorporation as of February March 11, 2020.

Cytonics Corporation

By: Joey Bose

Name: Joey Bose

Title: President

ARTICLES OF AMENDMENT
TO THE ARTICLES OF INCORPORATION
OF
CYTONICS CORPORATION

Pursuant to Sections 607.1003, 607.1004, 607.1006, 607.0602 and 607.0603 of the Florida Business Corporation Act (the "Act"), Cytonics Corporation, a Florida corporation (the "Corporation"), hereby amends, pursuant to these Articles of Amendment to the Articles of Incorporation of the Corporation (these "Articles of Amendment"), its Third Amended and Restated Articles of Incorporation, as amended (the "Articles"), as follows:

A. The first sentence of Article III, Section C-1 of the Articles (C-1. SERIES C PREFERRED STOCK), is hereby amended and restated in its entirety to provide as follows:

> The third series of Preferred Stock shall be designated "Series C Preferred Stock" and shall consist of Ten Million (10,000,000) shares, of which Five Hundred and Ten Thousand (510,000) shares shall be designated as "Series C-1 Preferred Stock."

B. Authority to Amend. These Articles of Amendment have been duly adopted and approved by the unanimous written consent of the Corporation's board of directors as of February 19, 2020 in accordance with the provisions of the Articles and Sections 607.0821, 607.0602 and 607.0603 of the Act. Pursuant to the requirements of the Articles and the Act, these Articles of Amendment have been duly adopted and approved by (i) the holders of the Initial Preferred Stock (as defined in the Articles), and the number of votes cast for the amendment by such shareholders was sufficient for approval by such shareholders as a voting group; (ii) the holders of the Series A Preferred Stock (as defined in the Articles), and the number of votes cast for the amendment by such shareholders was sufficient for approval by such shareholders as a voting group; (iii) the holders of the Series B Preferred Stock (as defined in the Articles), and the number of votes cast for the amendment by such shareholders was sufficient for approval by such shareholders as a voting group; and (iv) the holders of the Series C Preferred Stock (as defined in the Articles), and the number of votes cast for the amendment by such shareholders was sufficient for approval by such shareholders as a voting group; and in each case in a manner required by the Articles and by the Act.

F. Effective Time. The foregoing amendments of the Articles of Incorporation shall become effective upon filing with the Division of Corporations.

IN WITNESS WHEREOF, the undersigned has executed these amendments to the Articles of Incorporation as of February 28, 2021.

Cytonics Corporation

By: Joey Bose

Name: Joey Bose
Title: President